Exhibit 99.1

Itaú Corpbanca and Subsidiaries Interim Consolidated Financial Statements for the periods ended June 30, 2017 and 2016 (Unaudited) and December 31, 2016.

Ch$	=	Figures expressed in Chilean pesos.

MCh$	=	Figures expressed in millions of Chilean pesos.

US$	=	Figures expressed in US dollars.

ThUS$	=	Figures expressed in thousands of US dollars.

MUS$	=	Figures expressed in millions of US dollars.

COP$	=	Figures expressed in Colombian pesos.

MCOP$	=	Figures expressed in millions of Colombian pesos.

UF	=	Figures expressed in Unidades de Fomento (a Chilean inflation-indexed, peso-denominated monetary unit).

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	2

Itaú Corpbanca and Subsidiaries

Interim Consolidated Statements of Financial Position as of June 30, 2017 (Unaudited) and December 31, 2016

(In millions of Chilean pesos - MCh$)

	Note	6-30-2017	12-31-2016
		MCh$	MCh$
ASSETS
Cash and due from banks	5	1,161,352	1,487,137
Transactions pending settlement	5	338,965	145,769
Trading securities	6	378,077	632,557
Receivables from repurchase agreements and securities borrow ing	7	127,533	170,242
Financial derivative instruments		1,186,030	1,102,769
Loans and advances to banks	8	781,358	150,568
Loans to customers	9	20,378,935	20,427,214
Financial assets available for sale	10	1,723,604	2,054,110
Financial assets held to maturity	10	213,277	226,433
Investments in other companies	11	19,900	19,967
Intangible assets	12	1,632,402	1,657,614
Property, plant and equipment	13	126,653	121,043
Current tax assets	14	222,073	162,410
Deferred tax assets	14	322,352	287,051
Other assets	15	349,042	461,299
TOTAL ASSETS		28,961,553	29,106,183
LIABILITIES
Current accounts and other demand deposits	16	4,355,763	4,453,191
Transactions pending settlement	5	264,195	67,413
Payables from repurchase agreements and securities lending	7	554,993	373,879
Savings accounts and time deposits	16	9,957,387	11,581,710
Financial derivative instruments		913,901	907,334
Borrow ings from financial institutions	17	2,073,996	2,179,870
Debt instruments issued	18	6,391,368	5,460,253
Other financial liabilities	18	16,518	25,563
Current tax liabilities	14	-	-
Deferred tax liabilities	14	213,566	211,617
Provisions		157,395	164,215
Other liabilities	19	601,587	276,842
TOTAL LIABILITIES		25,500,669	25,701,887
EQUITY
Attributable to owners of the bank
Capital	21	1,862,826	1,862,826
Reserves	21	1,294,108	1,294,108
Valuation accounts	21	14,853	15,552
Retained earnings:		63,756	1,030
Retained earnings from prior periods	21	1,441	-
Profit for the period	21	89,021	2,059
Less: Minimum dividend provision	21	(26,706)	(1,029)
		3,235,543	3,173,516
Non-controlling interest	21	225,341	230,780
TOTAL EQUITY		3,460,884	3,404,296
TOTAL LIABILITIES AND EQUITY		28,961,553	29,106,183

The explanatory notes are an integral part of these Interim Consolidated Financial Statements.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	3

Itaú Corpbanca and Subsidiaries

Interim Consolidated Statements of Income

For the periods ended June 30, 2017 and 2016 (Unaudited)

(In millions of Chilean pesos - MCh$)

		For the quarter ended June 30,		For the six months ended June 30,
	Note	2017	2016	2017	2016
		MCh$	MCh$	MCh$	MCh$
Interest and indexation income	22	436,401	472,297	854,909	594,075
Interest and indexation expenses	22	(239,933)	(277,228)	(480,899)	(345,657)
Net interest and indexation income		196,468	195,069	374,010	248,418
Fee and commission income	23	51,685	61,136	106,749	78,757
Fee and commission expenses	23	(7,263)	(14,379)	(20,226)	(16,933)
Net fee and commission income		44,422	46,757	86,523	61,824
Net financial operating income (loss)	24	41,910	36,247	54,767	43,708
Net foreign exchange transactions	25	(1,978)	(16,650)	13,360	(21,409)
Other operating income	20	32,348	6,415	37,746	8,060
Total operating income		313,170	267,838	566,406	340,601
Credit risk provisions	26	(71,551)	(61,215)	(136,231)	(75,859)
OPERATING INCOME, NET OF CREDIT RISK
PROVISIONS		241,619	206,623	430,175	264,742
Payroll and personnel expenses	27	(71,572)	(74,894)	(138,466)	(97,062)
Administrative expenses	28	(74,705)	(62,823)	(146,464)	(84,762)
Depreciation and amortization	29	(20,826)	(19,005)	(41,024)	(21,848)
Impairment	29	-	(34)	-	(34)
Other operating expenses		(7,182)	(9,579)	(28,391)	(13,649)
TOTAL OPERATING EXPENSES		(174,285)	(166,335)	(354,345)	(217,355)
NET OPERATING INCOME		67,334	40,288	75,830	47,387
Income attributable to investments in other companies	11	952	348	1,141	348
Profit before taxes		68,286	40,636	76,971	47,735
Income tax benefit (expense)	14	(1,921)	(10,720)	11,467	(11,679)
Profit from continuing operations		66,365	29,916	88,438	36,056
Profit from discontinued operations		-	-	-	-
CONSOLIDATED PROFIT FOR THE PERIOD		66,365	29,916	88,438	36,056
Attributable to:
Owners of the bank		64,607	28,544	89,021	34,682
Non-controlling interest	21	1,758	1,372	(583)	1,374
Earnings per share attributable to owners of the bank:
Basic earnings per share	21	0.126	0.070	0.174	0.101
Diluted earnings per share	21	0.126	0.070	0.174	0.101
Earnings per share from continuing operations attributable to owners of the
Basic earnings per share	21	0.126	0.070	0.174	0.101
Diluted earnings per share	21	0.126	0.070	0.174	0.101

The explanatory notes are an integral part of these Interim Consolidated Financial Statements.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	4

Itaú Corpbanca and Subsidiaries

Interim Consolidated Statements of Other Comprehensive Income

For the periods ended June 30, 2017 and 2016 (Unaudited)

(In millions of Chilean pesos - MCh$)

		For the quarter ended June 30,		For the six months ended June 30,
	Note	2017	2016	2017	2016
		MCh$	MCh$	MCh$	MCh$
CONSOLIDATED PROFIT FOR THE PERIOD	21	66,365	29,916	88,438	36,056
OTHER COMPREHENSIVE INCOME (LOSSES) THAT WILL BE RECLASSIFIED TO PROFIT IN SUBSEQUENT PERIODS
Financial assets available for sale	21	(11,673)	10,212	6,854	11,438
Gain (loss) from currency translation of Colombian investment and New York Branch	21	(45,022)	9,554	(22,645)	9,554
Gain (loss) from hedge of net investment in foreign operation	21	32,362	(4,162)	10,008	(4,162)
Gain (loss) from cash flow hedge	21	9,114	(2,209)	6,922	(2,209)
Other comprehensive income (loss) before taxes		(15,219)	13,395	1,139	14,621
Income taxes on financial assets available for sale	21	2,980	(3,921)	(1,635)	(4,123)
Income taxes on variation in hedge of net investment in foreign operation	21	(8,103)	1,338	(2,172)	1,338
Income taxes on variation in cash flow hedge	21	(2,324)	580	(1,765)	580
Income taxes related to other comprehensive income (loss)		(7,447)	(2,003)	(5,572)	(2,205)
Total other comprehensive income (loss) that will be reclassified to profit in subsequent periods		(22,666)	11,392	(4,433)	12,416

OTHER COMPREHENSIVE INCOME (LOSSES) THAT WILL NOT BE RECLASSIFIED TO PROFIT IN SUBSEQUENT PERIODS
Recognition of defined benefit obligations	21	2,359	-	(1,682)	-
Income taxes on recognition of defined benefit obligations	21	(563)	-	560	-
Total other comprehensive income (loss) that will be reclassified to profit in subsequent periods		1,796	-	(1,122)	-

TOTAL OTHER COMPREHENSIVE INCOME	21	45,495	41,308	82,883	48,472
COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD
Attributable to:
Owners of the bank	21	52,875	38,858	88,322	46,021
Non-controlling interest	21	(10,303)	2,450	(5,439)	2,451

The explanatory notes are an integral part of these Interim Consolidated Financial Statements.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	5

Itaú Corpbanca and Subsidiaries

Interim Statements of Changes in Equity

For the periods ended June 30, 2017 and 2016 (Unaudited)

(In millions of Chilean pesos—MCh$—except for the number of shares)

			Reserves				Retained Earnings
	Number of Shares	Capital	Reserves from Earnings	Other Reserves Not from Earnings	Valuation Accounts	Retained Earnings from Prior Periods	Profit for the Period	Minimum Dividend Provision	Total Attributable to Owners of the Bank	Non- Controlling Interest	Total Equity

	Millions	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity as of January 1, 2016	115,040	344,569	398,843	(2,133)	(944)	-	104,336	(52,168)	792,503	59	792,562
Increase or decrease in capital and reserves (unaudited)	57,009	392,813	52,168		-	-	(52,168)	-	392,813	-	392,813
Profit distribution (unaudited)	-	-	-	-	-	-	(52,168)	52,168	-	-	-
Elimination of legal capital Banco Itaú Chile (unaudited)	-	(737,382)	-	737,382	-	-	-	-	-	-	-
Pre-merger legal capital Corpbanca (unaudited)	-	781,559	-	(781,559)	-	-	-	-	-	-	-
Capital increase Corpbanca (06.26.2015) (unaudited)	-	401,424	-	(401,424)	-	-	-	-	-	-	-
Fair value Corpbanca and Subsidiaries (see Note 2)	340,358	679,843	-	1,290,831	-	-	-	-	1,970,674	244,207	2,214,881
Minimum dividend provision (unaudited)	-	-	-	-	-	-	-	(17,341)	(17,341)	-	(17,341)
Total comprehensive income for the period (unaudited)	-	-	-	-	11,339	-	34,682	-	46,021	2,451	48,472
Equity as of June 30, 2016	512,407	1,862,826	451,011	843,097	10,395	-	34,682	(17,341)	3,184,670	246,717	3,431,387

Equity as of January 1, 2017	512,407	1,862,826	451,011	843,097	15,552	-	2,059	(1,029)	3,173,516	230,780	3,404,296
Profit distribution (unaudited)	-	-	-	-	-	1,441	(2,059)	1,029	411	-	411
Minimum dividend provision (unaudited)	-	-	-	-	-	-	-	(26,706)	(26,706)	-	(26,706)
Total comprehensive income (loss) for the period (unaudited)	-	-	-	-	(699)	-	89,021	-	88,322	(5,439)	82,883
Equity as of June 30, 2017	512,407	1,862,826	451,011	843,097	14,853	1,441	89,021	(26,706)	3,235,543	225,341	3,460,884

The explanatory notes are an integral part of these Interim Consolidated Financial Statements.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	6

Itaú Corpbanca and Subsidiaries

Interim Consolidated Statements of Cash Flows (Unaudited)

(In millions of Chilean pesos - MCh$)

	Note	6-30-2017	6-30-2016
		MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit for the period before taxes		76,971	47,735
Charges (credits) to income that do not represent cash flows:
Depreciation and amortization	29	41,024	21,848
Credit risk provisions	26	151,174	84,762
Provisions and write-offs for assets received in lieu of payment		10,290	674
Impairment	29	—	34
Contingency provisions		1,393	1,002
Adjustment to market value of investments and derivatives		(92,196)	(80,569)
Net interest and indexation income	22	(374,010)	(248,418)
Fee and commission income	23	(106,749)	(78,757)
Fee and commission expenses	23	20,226	16,933
Net foreign exchange transactions	25	(13,360)	21,409
Other (credits) charges that do not represent cash flows		(583)	1,374
Subtotal		(285,820)	(211,973)
Loans to customers and banks		(553,521)	(651,886)
Receivables from repurchase agreements and securities borrowing		(11,239)	45,113
Trading securities		242,995	277,699
Financial assets available for sale		31,809	474,997
Financial assets held to maturity		13,145	(164,193)
Other assets and liabilities		349,043	143,782
Savings accounts and time deposits		(1,596,222)	(118,026)
Current accounts and other demand deposits		(96,732)	(187,079)
Payables from repurchase agreements and securities lending		181,114	(469,851)
Dividends received from investments in other companies	11	1,141	348
Foreign borrowings obtained		2,124,952	1,370,450
Repayment of foreign borrowings		(2,307,786)	(1,417,700)
Interest paid		(479,911)	(356,744)
Interest earned		851,090	586,638
Net fees		86,805	61,887
Taxes refunded		(79,549)	(11,679)
Repayment of other borrowings		(9,045)	(5,356)
Proceeds from sale of assets received in lieu of payment		1,912	1,277
Net cash flows used in operating activities		(1,535,819)	(632,296)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment and intangible assets	12-13	(37,083)	(47,702)
Investments in other companies	11	31	43
Cash and cash equivalents from Corpbanca integration	2	-	1,694,231
Net cash flows provided by (used in) investing activities		(37,052)	1,646,572
CASH FLOWS FROM FINANCING ACTIVITIES:
Debt instruments issued		911,213	241,178
Redemption of debt issued		(36,768)	(5,233)
Capital increase	21	-	392,813
Dividends paid	21	(618)	(52,168)
Net cash flows provided by financing activities		873,827	576,590
Effect of changes in exchange rates		16,327	(8,339)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(682,717)	1,582,527
Cash and cash equivalents at beginning of period		2,116,744	625,608
Cash and cash equivalents at end of period	5	1,434,027	2,208,135
Net increase (decrease) in cash and cash equivalents		(682,717)	1,582,527

The explanatory notes are an integral part of these Interim Consolidated Financial Statements.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	7

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	8

Itaú Corpbanca and Subsidiaries

Explanatory Notes to the Interim Consolidated Financial Statements

As of June 30, 2017 and 2016 (Unaudited) and December 31, 2016

Note 1 - General Information and Summary of Significant Accounting Policies

General Information – Itaú Corpbanca and Subsidiaries

Itaú Corpbanca is a corporation incorporated under the laws of the Republic of Chile and regulated by the Superintendency of Banks and Financial Institutions (SBIF). It was formed on April 1, 2016, from the merger of Banco Itaú Chile and CorpBanca (the latter is the legal successor)1.

After the merger, the ownership structure was as follows: Itaú Unibanco (35.71%), CorpGroup and subsidiaries (31.00%) and minority shareholders (33.29%). Itaú Unibanco is the Bank’s sole controlling shareholder. In this context, and notwithstanding the foregoing, Itaú Unibanco and CorpGroup signed a shareholder agreement that regulates aspects such as corporate governance, dividends, share transfers, liquidity and other matters.

Itaú Corpbanca is headquartered in Chile, and it also has operations in Colombia and Panama. In addition, it has a branch in New York and a representation office in Madrid2. It has total consolidated assets of MCh$28,961,553 (MUS$43,619) and capital of MCh$3,460,884 (MUS$5,212). Itaú Corpbanca offers universal banking products targeted toward large and medium-sized companies and retail customers. The merged bank is the fourth largest private bank in Chile, and a banking platform for future expansion throughout Latin America, specifically in Chile, Colombia and Peru.

The legal domicile of Itaú Corpbanca is Rosario Norte N° 660, Las Condes, Santiago, Chile and its website is www.itau.cl.

The Interim Consolidated Financial Statements of Itaú Corpbanca for the period ended June 30, 2017, were approved by the Board of Directors on July 25, 2017.

i)	History of the Merged Banks

The figure below summarizes the main milestones in the history of the banks that gave rise to Itaú Corpbanca:

1 The business combination was a “reverse acquisition” as established in IFRS 3, in which Banco Itaú Chile is the successor for accounting purposes and Corpbanca is the legal successor.

2 None of the markets where Itaú Corpbanca and its subsidiaries operate have a hyperinflationary economy.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	9

ii)	Itaú Corpbanca Today

As of May 31, 2017, according to the SBIF, Itaú Corpbanca was the fourth largest private bank in Chile in terms of loans, with a market share of 11.2%.

As of April 30, 2017, according to the Colombian Financial Superintendency, Itaú CorpBanca Colombia was the sixth largest bank in that market in terms of total loans and total deposits, as reported under local accounting and regulatory requirements. As of that date, it had market share in loans of 5.4%.

The Bank does business in the following domestic and foreign markets:

OVERSEAS OPERATIONS
ITAÚ CORPBANCA
CORPBANCA SECURITIES INC.
100%
ITAU CORPBANCA NEW YORK BRANCH
100%
ITAÚ CORPBANCA COLOMBIA S.A.
66.2787%
Itaú Securities Services Colombia S.A Sociedad Fiduciaria
94.5009%
Itaú Comisionista de Bolsa Colombia S.A
97.7790%
Itaú Casa de Valores S.A
100%
Itaú Asset Management Colombia S.A Sociedad Fiduciaria
99.9807%
Itaú (Panamá) S.A
100%
ITAU SECURITIES SERVICES COLOMBIA S.A.
5.4991%
ITAU COMISIONISTA DE BOLSA COLOMBIA S.A.
2.2190%
ITAU CORREDOR DE SEGUROS S.A.
80%

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	10

Summary of Significant Accounting Policies

a)	Accounting Periods Covered

These Interim Consolidated Financial Statements cover the six-month periods ended June 30, 2017 and 2016, and the year ended December 31, 2016.

b)	Basis of Preparation of the Interim Consolidated Financial Statements

These Interim Consolidated Financial Statements have been prepared in accordance with the Compendium of Accounting Standards issued by the SBIF. The SBIF is the regulator that, in accordance with Article No. 15 of the General Banking Law, establishes that banks must use the accounting principles mandated by it and any matter not addressed therein, as long as it does not contradict its instructions, should adhere to international accounting standards and international financial reporting standards (IFRS) as agreed upon by the International Accounting Standards Board (IASB). Should any discrepancies arise between these accounting principles and the accounting criteria issued by the SBIF (Compendium of Accounting Standards), the latter shall take precedence.

The notes to the Interim Consolidated Financial Statements contain information in addition to that presented in the Interim Consolidated Statements of Financial Position, the Interim Consolidated Statements of Income for the Period, the Interim Consolidated Statements of Other Comprehensive Income for the Period, the Interim Statements of Changes in Equity and the Interim Consolidated Statements of Cash Flows. These notes provide clear, relevant, reliable and comparable narrative descriptions and details on these statements.

In accordance with Chapter C-2 Interim Statements of Financial Position of the SBIF Compendium of Accounting Standards, the notes contained in these financial statements have been prepared in accordance with International Accounting Standard No. 34 Interim Financial Reporting, issued by the International Accounting Standards Board (IASB).

IAS 34 establishes that interim financial reporting is prepared mainly with the intent to update the contents of the most recent Annual Consolidated Financial Statements, placing emphasis on the new activities, events and circumstances that have occurred during the six-month period following the most recent period-end and not duplicating the information published previously in the most recent Consolidated Financial Statements.

As a result, these Interim Consolidated Financial Statements do not include all of the information required in the complete Consolidated Financial Statements prepared in accordance with international accounting and financial reporting standards issued by the IASB. Therefore, for a proper understanding of the information included in these financial statements, they should be read together with the annual Consolidated Financial Statements for the immediately preceding period3.

c)	Consolidation Criteria

These Interim Consolidated Financial Statements include the preparation of the separate (individual) financial statements of the Bank and the diverse companies (controlled entities and subsidiaries) that are consolidated as of June 30, 2017 and 2016, and December 31, 2016, and include any adjustments and reclassifications necessary to standardize the accounting policies and valuation criteria applied by the Bank in accordance with the standards stipulated by the SBIF Compendium of Accounting Standards.

Intercompany balances and any unrealized income or expenses that arise from group intercompany transactions are eliminated in preparing the Interim Consolidated Financial Statements.

The same accounting policies, presentation and calculation methods applied in preparing the Group’s financial statements for the year ended December 31, 2016, were used in these Interim Consolidated Financial Statements, except for any possible amendments to the standards in letter k) below.

For consolidation purposes, the financial statements of the New York entities have been converted to Chilean pesos at the exchange rate of Ch$663.97 per US$1 as of June 30, 2017 (Ch$669.81 per US$1 as of December 31, 2016 and Ch$659.55

3 Information available at www.itau.cl/home/sobreitaúcorpBanca/EstadosFinancieros

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	11

per US$1 as of June 30, 2016). The Colombian subsidiaries have used the exchange rate of Ch$0.2176 per COP$1 as of June 30, 2017 (Ch$0.2231 per COP$1 as of December 31, 2016 and Ch$0.2262 per COP$1 as of June 30, 2016), in accordance with International Accounting Standard 21 The Effects of Changes in Foreign Exchange Rates, regarding the valuation of foreign investments in economically stable countries.

The assets, liabilities, operating income and expenses of subsidiaries net of consolidation adjustments represent 26%, 28%, 39% and 2% respectively, of the total assets, liabilities, income and expenses of consolidated operations as of June 30, 2017 (26%, 29%, 40% and 29% in December 2016 and 26%, 29%, 36% and 52% in June 2016).

d)	Controlled Entities

Regardless of the nature of its involvement in an entity (the investee), Itaú Corpbanca will determine whether it is a controller by assessing its control over the investee.

The Bank controls an investee when it has exposure, or rights, to variable returns from the investor’s involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns.

Therefore, the Bank controls an investee if and only if it has all of the following elements:

a)	Power over the investee, i.e. existing rights that give it the ability to direct the relevant activities of the investee (the activities that significantly affect the investee’s returns);

b)	Exposure, or rights, to variable returns from its involvement with the investee;

c)	The ability to use its power over the investee to affect the amount of the investor’s returns.

When the Bank has less than the majority of voting rights in an investee, but these voting rights are sufficient to give it the practical ability to unilaterally direct the investee’s relevant activities, the Bank is determined to have control. The Bank considers all relevant factors and circumstances in evaluating whether voting rights are sufficient to obtain control, including:

●	The size of the Bank’s holding of voting rights relative to the size and dispersion of holdings of other vote holders.
●	Potential voting rights held by the investor, other vote holders or other parties.
●	Rights from other contractual agreements.
●

Any additional facts and circumstances that indicate that the investor has, or does not have, the current ability to direct the relevant activities when decisions need to be made, including voting behavior patterns in prior shareholder meetings.

The Bank reevaluates whether or not it has control in an investee if the facts and circumstances indicate that there have been changes in one or more of the elements of control listed above.

The financial statements of controlled companies are consolidated with those of the Bank using the global integration method (line by line). Using this method, all balances and transactions between consolidated companies have been eliminated upon consolidation. The Interim Consolidated Financial Statements include all assets, liabilities, equity, income, expenses, and cash flows from the controller and its subsidiaries presented as if they were one sole economic entity. A controller prepares Interim Consolidated Financial Statements using uniform accounting policies for similar transactions and other events under equivalent circumstances.

It also presents non-controlling interests in the Interim Consolidated Statement of Financial Position, within the equity item “non-controlling interest”, separately from the equity of the Bank’s owners. Changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control are equity transactions (i.e. transactions with the owners in their role as such).

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	12

An entity shall attribute profit for the period and each component of other comprehensive income to the owners of the parent company and the non-controlling interests.

The entity shall also attribute total comprehensive income to the owners of the parent company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

The following table details the entities over which Itaú Corpbanca has the ability to exercise control and, therefore, the entities that it consolidates:

				Ownership Percentage
				6-30-2017			12-31-2016			6-30-2016
	Market	Country	Functional	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
			Currency	%	%	%	%	%	%	%	%	%
Itaú Chile Corredora de Seguros Ltda. (4)		Chile	Ch$	99.900	-	99.900	99.900	-	99.900	99.900	-	99.900
Itaú Chile Administradora General de Fondos S.A. (4)		Chile	Ch$	99.990	-	99.990	99.990	-	99.990	99.990	-	99.990
Itaú BBA Corredor de Bolsa Ltda. (4) (9)		Chile	Ch$	-	-	-	99.980	-	99.980	99.980	-	99.980
Itaú Corpbanca Corredores de Bolsa S.A. (formerly-CorpBanca Corredores de Bolsa S.A.) (4) (9)		Chile	Ch$	99.990	0.010	100.000	99.990	0.010	100.000	99.990	0.010	100.000
CorpBanca Administradora General de Fondos S.A. (4)	Internal	Chile	Ch$	99.996	0.004	100.000	99.996	0.004	100.000	99.996	0.004	100.000
CorpBanca Corredores de Seguros S.A. (4)		Chile	Ch$	99.990	0.010	100.000	99.990	0.010	100.000	99.990	0.010	100.000
Itaú Asesorías Financieras S.A. (5)		Chile	Ch$	99.990	0.010	100.000	99.990	0.010	100.000	99.990	0.010	100.000
CorpLegal S.A. (5)		Chile	Ch$	99.990	0.010	100.000	99.990	0.010	100.000	99.990	0.010	100.000
Recaudaciones y Cobranzas S.A. (5)		Chile	Ch$	99.990	0.010	100.000	99.990	0.010	100.000	99.990	0.010	100.000
Itaú Corpbanca New York Branch (5)		U.S.	US$	100.000	-	100.000	100.000	-	100.000	100.000	-	100.000
Corpbanca Securities Inc (5)		U.S.	US$	100.000	-	100.000	100.000	-	100.000	100.000	-	100.000
Itaú CorpBanca Colombia S.A (formerly-Banco CorpBanca Colombia S.A.)(6)		Colombia	COP$	66.279	-	66.279	66.279	-	66.279	66.279	-	66.279
Itaú Corredor de Seguros S.A (formerly-Helm Corredor de Seguros S.A) (6)		Colombia	COP$	80.000	-	80.000	80.000	-	80.000	80.000	-	80.000
Itaú Securities Services Colombia S.A (formerly-CorpBanca Investment Trust Colombia S.A.) (6)	Foreign	Colombia	COP$	5.499	62.634	68.133	5.499	62.634	68.133	5.499	62.634	68.133
Itaú Comisionista de Bolsa Colombia S.A. (formerly-Helm Comisionista de Bolsa S.A.)		Colombia	COP$	2.219	64.807	67.026	2.219	64.807	67.026	2.219	62.944	65.163
Itaú Asset Management Colombia S.A Sociedad Fiduciaria (formerly-Helm Fiduciaria		Colombia	COP$	-	66.266	66.266	-	66.266	66.266	-	62.944	62.944
Itaú (Panamá) S.A. (formerly-Helm Bank (Panamá) S.A.) (7)		Panama	US$	-	66.279	66.279	-	66.279	66.279	-	66.279	66.279
Itaú Casa de Valores S.A. (formerly-Helm Casa de Valores (Panama) S.A.) (8)		Panama	US$	-	66.279	66.279	-	66.279	66.279	-	66.28	66.276

Associates and Banking Support Companies

Associates are entities over which the Bank has the capacity to exercise significant influence, but not control or joint control. Usually, this capacity manifests itself through an ownership interest equal to or greater than 20% of the entity’s voting rights and is valued using the equity method. According to the equity method, investments are initially recorded at cost and subsequently increased or decreased to reflect the Bank’s share of the company’s net profit or loss and other movements in the investee’s equity. Any goodwill arising from the acquisition of a company is included in the investment’s book value, net of accumulated impairment losses.

Other factors considered in determining whether there is significant influence over an entity include representation on the Board of Directors and the existence of material transactions. Such factors could determine the existence of significant influence over an entity, despite holding less than 20% of the voting rights.

Investments in Other Companies

Shares or rights in other companies are those in which the Bank does not have control or significant influence. These interests are recorded at cost and adjusted for impairment when necessary.

4 Companies regulated by the Chilean Superintendency of Securities and Insurance (SVS).

5 Companies regulated by the Superintendency of Banks and Financial Institutions (SBIF).

6 Companies regulated by the Colombian Financial Superintendency, which has a supervision agreement with the SBIF.

7 Company regulated by the Superintendency of Banks of Panama.

8 Company regulated by the Superintendency of the Securities Market of Panama.

9 On January 1, 2017, the merger of Corpbanca Corredores de Bolsa S.A. and Itaú BBA Corredor de Bolsa Ltda. took place, by which the latter absorbed the former. The entity’s new name is Itaú Corpbanca Corredores de Bolsa S.A

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	13

Asset Management, Trust Business and Other Related Businesses.

The Bank and its subsidiaries manage assets held in common investment funds and other investment products on behalf of investors and receive market-rate compensation for services provided. The resources managed belong to third parties and, therefore, are not included in the Interim Statement of Financial Position.

In accordance with IFRS 10 Consolidated Financial Statements, for consolidation purposes, the role of the Bank and its subsidiaries with respect to the managed funds must be evaluated to determine whether it is acting as Agent10 or Principal. This evaluation must take into account the following elements:

●	Scope of its decision-making authority over the investee.
●	Rights held by other parties.
●	Remuneration it is entitled to in accordance with the remuneration agreement.
●	Decision-maker’s exposure to variability of returns from other interests that it holds in the investee.

The Bank does not control or consolidate any trust businesses or other entities related to this type of business. Itaú Corpbanca and its subsidiaries manage funds on behalf of and for the benefit of investors, acting solely as an Agent. The assets managed by Itaú Chile Administradora General de Fondos S.A., CorpBanca Administradora General de Fondos S.A., Itaú Securities Services Colombia S.A Sociedad Fiduciaria and Itaú Asset Management Colombia S.A Sociedad Fiduciaria are owned by third parties. Under this category, and in accordance with the aforementioned standard, they do not control these operations when they exercise their decision-making authority. Therefore, as of June 30, 2017 and 2016, and December 31, 2016, they act as agents and, therefore, none of these investment vehicles are consolidated.

e)	Non-Controlling Interest

This represents the portion of the profits and net assets not owned by the Bank, directly or indirectly. It is shown as a separate item in the Interim Consolidated Statements of Income and Comprehensive Income and within equity in the Consolidated Statement of Financial Position, separately from equity attributable to the Bank’s owners.

f)	Use of Estimates and Judgment

In preparing these Interim Consolidated Financial Statements, the Company’s management has made certain estimates, judgments and assumptions that affect the application of accounting policies and reported balances of assets and liabilities, disclosures of contingent assets and liabilities as of period-end, and reported values of income and expenses during the period. Real results could differ from these estimated amounts.

Relevant estimates and assumptions are reviewed regularly by management in order to quantify certain assets, liabilities, income and expenses. Revisions to accounting estimates are recognized in the period in which the estimate is revised and in any future period that is affected.

In certain cases, SBIF Standards and generally accepted accounting principles require assets and liabilities to be recorded and/or disclosed at fair value. Fair value is the amount at which an asset can be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. When market prices in active markets are available, they have been used as a valuation basis.

When market prices in active markets are not available, the Bank estimates these values based on the best information available, including the use of models or other valuation techniques.

The Bank has established provisions to cover possible loan losses in accordance with SBIF regulations. In estimating provisions, these regulations require provisions to be regularly evaluated, taking into consideration factors such as changes in the nature and size of the loan portfolio, forecasted portfolio trends, loan quality and economic conditions that may affect

10 According to IFRS 10, an agent is a party primarily engaged to act on behalf of and for the benefit of another party or parties (the principal or principals) and, therefore, does not control the investee when it exercises decision-making authority.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	14

debtor payment capacity. Changes in loan loss allowances are presented as “Credit Risk Provisions” in the Interim Consolidated Statement of Income.

Loans are written off when management determines that the loan or a portion of the loan cannot be collected in accordance with SBIF regulations in Chapter B-2 “Impaired or Written-Off Loans.” Credit risk provisions are reduced to record write-offs.

In particular, information regarding more significant areas of estimates of uncertainties and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Interim Consolidated Financial Statements are described in the following notes:

●	Useful life of material and intangible assets (Notes 12, 13 and 29).
●	Valuation of goodwill (Notes 12 and 29).
●	Credit risk provisions (Notes 8, 9 and 26)
●	Fair value of financial assets and liabilities (Note 31)
●	Contingencies and commitments (Note 20).
●	Impairment losses for certain assets (Notes 8, 9, 26 and 29).
●	Current and deferred taxes (Note 14)
●	Consolidation perimeter and evaluation of control (Note 1, letter d)).

During the six-month period ended June 30, 2017, there have been no significant changes in the estimates made as of year-end 2016 that differ from those included in these Interim Consolidated Financial Statements.

g)	Non-Current Assets Held for Sale

Non-current assets (or disposal groups made up of assets and liabilities) that are expected to be recovered primarily through sale instead of through continued use are classified as held for sale. Immediately before being classified as such, the assets (or elements of a disposal group) are remeasured in accordance with the Bank’s accounting policies. From this time forward, assets (or disposal groups) are measured at the lesser of carrying amount and fair value less costs to sell.

Impairment losses after the initial classification of assets held for sale and gains and losses after revaluation are recognized in profit or loss. Gains are not recognized if they exceed any accumulated loss.

As of December 31, 2016, the Bank includes the values related to the investment in SMU CORP S.A. in “Non-current assets classified as held for sale” and “Liabilities directly associated with non-current assets held for sale” (in other assets and liabilities), after evaluating the requirements in IFRS 5 for classifying it as a non-current asset available for sale. This company is a subsidiary that was acquired exclusively for resale. Its assets and liabilities are valued at MCh$18,317 and MCh$17,426, respectively.

On January 30, 2017, the Bank transferred all of its shares in SMU Corp S.A., equivalent to 51%. As a result, that company is no longer a subsidiary of the Bank.

As of June 30, 2017, the Bank has no non-current assets held for sale.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	15

h)	Relative Importance

In determining disclosures about different financial statement items and other matters, in accordance with IAS 34 Interim Financial Reporting, the Bank has considered the relative importance of these items with respect to the financial statements for the period.

i)	Seasonal or Cyclical Nature of Interim Transactions:

The activities carried out by the Bank and its subsidiaries are not seasonal or cyclical in nature. As a result, no specific disclosures have been included in the notes to the Interim Consolidated Financial Statements for the period ended June 30, 2017.

j)	Uniformity

The accounting policies used in preparing these Interim Consolidate Financial Statements are materially consistent with the audited annual financial statements as of December 31, 2016, except for the adoption of any amended standards (see letter k) below).

k)	New Accounting Pronouncements

●	SBIF Rulings

Between January 1, 2017, and the date of issuance of these Interim Consolidated Financial Statements, the following new accounting or related pronouncements have been issued by the SBIF:

Ruling No. 3,615 of December 12, 2016. Compendium of Accounting Standards. Chapter C-2. Review opinion on interim financial information.

In order to enhance the transparency of financial information provided by banks, starting in 2017 a review of interim financial information must be performed on financial statements as of June 30 and a review opinion issued by the entity’s external auditors in accordance with Chilean Generally Accepted Auditing Standards (NAGA No. 63, Section AU 930; or the international equivalent; SAS No. 122, Section AU-C 930).

The Bank’s management analyzed these amendments in detail and will apply IAS 34 in accordance with Chapter C-2 and the provisions of the preceding paragraph in these Interim Consolidated Financial Statements for the period.

Ruling No. 3,617 of January 31, 2017. Updated Compilation of Standards. Chapter 9-2. Transactions with Mortgage Bonds. Modifies instructions.

In order to facilitate the formation of the mortgage loan portfolio backing the issuance of these bonds, the period from which such loans are eligible for registration in the special registry was adjusted.

The Bank’s management analyzed these amendments in detail and concluded that they have not significantly impacted the Interim Consolidated Financial Statements for the period.

Ruling No. 3,621 of March 15, 2017, Compendium of Accounting Standards. Chapters B-1 and C-3.

In order to allow banks to recognize, for provision calculating purposes, the guarantees granted as part of the Chilean Guarantee Fund for School Infrastructure (Fondo de Garantía de Infraestructura Escolar) addressed in transitory article 11 of Law No. 20.845, the SBIF has deemed it appropriate to supplement the instructions on the subject contained in Chapter B-1 of the Compendium of Accounting Standards and to add the relevant code “1302.1.50 Credits for school infrastructure Law No. 20.845.”. In addition, the SBIF issues circular letter 01/2017 regarding the Information System Manual, in order to add a code to identify this type of loan and amends the instructions in file C11 to match the references to such fund.

The Bank’s management analyzed these amendments in detail and concluded that they have not significantly impacted the Interim Consolidated Financial Statements for the period.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	16

●	Accounting Standards Introduced by the International Accounting Standards Board (IASB)

●	The following new standards and interpretations have been adopted in these Consolidated Financial Statements.

●	Amendments and Improvements

Amendment to IAS 7 Cash Flow Statement - Published in February 2016. The amendment introduces additional disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities.

The amendments are effective for annual periods beginning on or after January 1, 2017.

The Bank’s management evaluated the impact of adopting this amendment on its Interim Consolidated Financial Statements and concluded that, to the extent necessary, it will disclose a reconciliation of the opening and closing balances in the Interim Statement of Financial Position for liabilities derived from financing activities in the Interim Consolidated Statement of Cash Flows. Currently, the Bank has liabilities for which cash flows are classified as financing activities in the Interim Consolidated Statement of Cash Flows, which consist mainly of debt instruments issued and equity movements. For debt instruments (bonds) issued, placements and redemptions, which are the main items in the movement disclosure required by the amendment, are detailed in the Interim Consolidated Statement of Cash Flows, while equity items are detailed in the Interim Statement of Changes in Equity and a note to the Interim Consolidated Financial Statements.

Amendment to IAS 12 Income Taxes - Published in February 2016. The amendment clarifies how to account for deferred tax assets relating to debt instruments measured at fair value.

The amendments are effective for annual periods beginning on or after January 1, 2017.

The Bank’s management evaluated the impact of adopting this amendment in its Interim Consolidated Financial Statements and concluded that there was no impact since deferred taxes arising from unrealized losses are determined on the basis of their ability to be credited against tax concepts.

Amendment to IFRS 12 Disclosures of Interests in Other Entities - Published in December 2016. The amendment clarifies the scope of this standard. These amendments must be applied retroactively to annual periods beginning on or after January 1, 2017.

The Bank’s management evaluated the impact of these amendments in detail and concluded that the disclosures under IFRS 12 that are applicable to IFRS 5 have no impact on its Interim Consolidated Financial Statements.

●	The following new standards and interpretations have been issued but are not yet in effect as of June 30, 2017:

●	Standards and Interpretations

IFRS 9 Financial Instruments - Published in July 2014. The IASB published the complete version of IFRS 9, which replaces the guidance in IAS 39. This final version includes requirements on the classification and measurement of financial assets and liabilities; it also includes an expected credit losses model that replaces the incurred loss impairment model used currently. It also includes the final hedging part of IFRS 9 that was issued in

November 2013. Early adoption is permitted.

IFRS 9 is effective for all annual periods beginning on or after January 1, 2018.

The Bank’s management analyzed these amendments/new standards in detail and concluded that, in accordance with SBIF instructions in section 12 of Chapter A-2 Limits or Specifications on the Use of General Criteria of the Compendium of Accounting Standards, this standard cannot be adopted early and, moreover, may not be applied until the SBIF makes use mandatory for all banks.

Notwithstanding, Itaú Corpbanca is in the process of implementing IFRS 9 and evaluating the possible impacts of adopting the standard, which it plans to conclude as of the effective date for the standard. Adopting the concept of expected loss as

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	17

opposed to incurred loss should cause an increase in the allowance for doubtful accounts as a result of the anticipated recognition of losses. The finance, risk, technology and administration areas are involved in the implementation process.

IFRS 15 Revenue from Contracts with Customers – Published in May 2014. This standard establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The core principle is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It replaces IAS 11 Construction Contracts; IAS 18 Revenue; IFRIC 13 Customer Loyalty Programmes; IFRIC 15 Agreements for the Construction of Real Estate; IFRIC 18 Transfers of Assets from Customers; and SIC-31 Revenue-Barter Transactions Involving Advertising Services. Early adoption is allowed.

IFRS 15 is effective for all annual periods beginning on or after January 1, 2018.

The Bank’s management is evaluating the potential impact of adopting these amendments/new standards together with its parent company (Itaú Unibanco Holding S.A); which has made available material to define and identify the Bank’s initial status on this matter.

IFRS 16 Leases - Published in January 2016. IFRS 16 establishes principles for the recognition, measurement, presentation and disclosure of leases from the point of view of the lessee and the lessor. IFRS 16 replaces the current IAS 17 and introduces a unique model of accounting that requires lessees to recognize assets and liabilities from all lease contracts with a term of more than 12 months unless the underlying asset is undervalued. The objective is to ensure lessees and lessors provide relevant information in a way that faithfully depicts transactions.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Early adoption is permitted for entities that apply IFRS 15 before the initial application date of IFRS 16.

The Bank’s management is evaluating the potential impact of adopting these amendments/new standards together with its parent company (Itaú Unibanco Holding S.A); which has made available material to define and identify the Bank’s initial status on this matter.

IFRIC 22 Foreign Currency Transactions and Advance Considerations - Published in December 2016. This interpretation applies to a foreign currency transaction (or a portion of one) when an entity recognizes a non-financial asset or non-financial liability that arises from paying or receiving consideration in advance before the entity recognizes the related asset, expense or revenue (or the corresponding portion). The interpretation provides guidance for when a single payment/receipt is made, as well as for situations where multiple payments/receipts are made. The guidance aims to reduce diversity in practice.

Application is mandatory for annual periods beginning on or after January 1, 2018.

The Bank’s management analyzed these amendments/new standards in detail and concluded that, in accordance with SBIF instructions, the procedure in Chapter D-3 Recognition of Foreign Currency Transactions of the Compendium of Accounting Standards must be applied by the industry to record this type of transaction.

IFRIC 23 Uncertainty over Income Tax Treatments – Published in June 2017, aims to reduce diversity in how companies recognize and measure a tax liability or tax asset when there is uncertainty over income tax treatments. The interpretation addresses how to reflect uncertainty in accounting for income taxes and is applicable to the determination of tax bases, unused tax losses, unused tax credits and tax rates when there is uncertainty over income tax treatments under IAS 12.

An entity must apply this interpretation for annual periods beginning on or after January 1, 2019. Early adoption is permitted and must be disclosed.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	18

The Bank’s management is still in the process of evaluating the potential impact of these amendments / new pronouncements on its Interim Consolidated Financial Statements.

●	Amendments and Improvements

Amendment to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures - Published in September 2014. These amendments address an inconsistency between the requirements in IFRS 10 and those in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary.

On December 17, 2015, the IASB deferred the effective date for these amendments indefinitely.

The Bank’s management analyzed these amendments in detail and concluded that they do not apply since the Bank does not engage in this type of transaction with its associates and does not currently have any joint ventures.

Amendment to IFRS 15 Revenue from Contracts with Customers – Published in April 2016. The amendment introduces clarifications of the guidance on identifying performance obligations in contracts with customers, accounting for licenses of intellectual property (IP) and the principal versus agent assessment (gross versus net revenue presentation). New and amended illustrative examples have been added for each of those areas of guidance, as well as additional practical expedients related to transition to the new revenue standard.

These amendments are effective for annual periods beginning on or after January 1, 2018.

The Bank’s management is evaluating the potential impact of adopting these amendments/new standards together with its parent company (Itaú Unibanco Holding S.A); which has made available material to define and identify the Bank’s initial status on this matter.

Amendment to IFRS 2 Share-Based Payments - Published in June 2016. The amendment clarifies the measurement basis for cash-settled, share-based payments and the accounting for modifications that change an award from cash-settled to equity-settled. It also introduces an exception to the principles in IFRS 2 that will require an award to be treated as if it was wholly equity-settled, where an employer is obliged to withhold an amount for the employee’s tax obligation associated with a share-based payment.

These amendments are effective for annual periods beginning on or after January 1, 2018.

The Bank’s management evaluated the potential impact of these amendments / new pronouncements on the Bank’s Interim Consolidated Financial Statements and concluded that there are no relevant impacts.

Annual Improvements Cycle 2014-2016. The document covers the following standards:

●

Amendment to IFRS 1 First-time Adoption of IFRS - Published in December 2016, is related to the suspension of short-term exemptions covering transition provisions of IFRS 7, IAS 19 and IFRS 10. The Bank’s management analyzed these amendments in detail and concluded that they do not apply since the Bank will not be a first-time adopter to IFRS during the year the amendment becomes effective.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	19

●

Amendment to IAS 28 Investments in Associates and Joint Ventures— Published in December 2016, in relation to the fair value measurement of the associate or joint venture. The Bank’s management analyzed these amendments in detail and concluded that they do not apply since neither the Bank nor its subsidiaries have joint ventures.

The amendments are effective for annual periods beginning on or after January 1, 2018.

Note 2 - Financial Statement Presentation, Business Combination and Accounting Changes

1.	Financial Statement Presentation due to Business Combination

i.

The fair values presented as of June 30, 2016, in the Interim Consolidated Financial Statements, (1) as detailed in the table below, were calculated on a provisional basis determined by skilled professionals that were independent from Itaú Corpbanca and subsidiaries (the Group) and its external auditors, as well as independent from one another. In accordance with IFRS 3 “Business Combinations”, the initial accounting of these transactions was incomplete as of the end of the accounting period in which it occurred, which was reported in those Interim Consolidated Financial Statements.

ii.

The fair value of the net assets and their respective deferred taxes as of that date were determined on a provisional basis and the final independent valuation was left pending (situation concluded in the Audited Consolidated Financial Statements as of December 31, 2016).

iii.

During the measurement period, the Group will retroactively adjust the provisional amounts recognized as of the date of acquisition to reflect the new information obtained regarding the facts and circumstances that existed as of the date of acquisition that, had they been known, would have affected the measurement of the amounts recognized as of that date, (2) as detailed in the table below. During the measurement period, the acquirer will also recognize additional assets or liabilities if new information is obtained regarding facts and circumstances that existed as of the date of acquisition that, had they been known, would have resulted in recognition of these assets and liabilities as of that date. The measurement period will end as soon as the Group receives the information that it was looking for regarding the facts and circumstances that existed as of the date of acquisition or concludes that no more information can be obtained. However, the measurement period shall not exceed one year from the date of acquisition described above (situation concluded in the Audited Consolidated Financial Statements as of December 31, 2016).

iv.

The current financial statements incorporate retroactive changes in the Interim Statement of Changes in Equity as of June 2016 (letter a) determined based on adjustments in the final version of the business combination (letter b), with no changes to the Interim Consolidated Statements of Cash Flows (letter c).

v.	Accordingly, the fair value of the Group’s identifiable assets and liabilities as of the date of acquisition (April 1, 2016) was as follows:

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	20

	Fair Value Recognized at		Measurement
	Acquisition Date		Period
			Adjustments
	June 2016	December 2016
	Provisional (1)	Final (2)	(2) - (1)
	MCh$	MCh$	MCh$
(a) Effect on Statements of Changes in Equity
Capital	688,454	679,843	(8,611)
Other reserves not from earnings	1,282,220	1,290,831	8,611
Effect on total presentation owners of bank	1,970,674	1,970,674	-	(*)
Non-controlling interest	262,709	244,207	(18,502)	(**)
Total fair value Corpbanca and Subsidiaries	2,233,383	2,214,881	(18,502)	(*)+(**)

(b) Effect on Changes in Fair Value Corpbanca and Subsidiaries
Total net identifiable assets at fair value	439,731	370,074	(69,657)
Non-controlling interest at fair value	262,709	244,207	(18,502)
Goodwill arising in acquisition	1,124,807	1,187,448	62,641
Intangible assets	388,301	388,301	-
Contingent liabilities	(8,031)	(8,031)	-
Net deferred taxes	25,866	32,882	7,016
Total consideration transferred	2,233,383	2,214,881	(18,502)
Controlling interest	1,970,674	1,970,674	—	(*)
Non-controlling interest	262,709	244,207	(18,502)	(**)
Total equity	2,233,383	2,214,881	(18,502)	(*)+(**)

(c) Effect on Consolidated Statements of Cash Flows
Total cash and cash equivalents received w ith accounting acquiree	1,694,231	1,694,231	-
Cash payment	-	-	-
Total cash and cash equivalents	1,694,231	1,694,231	-

2.	Changes in Accounting Policies and Disclosures

During the period ended June 30, 2017, no significant accounting changes have occurred that affect the presentation of these Interim Consolidated Financial Statements.

Note 3 - Material Events

As of June 30, 2017, the following material events affecting the operations of the Bank and its Subsidiaries or the Interim Consolidated Financial Statements have occurred:

ITAU CORPBANCA

a.	Distribution of Dividends.

On March 10, 2017, the Board agreed to propose to the Bank’s shareholders at the Annual General Meeting to be held on March 27, 2017, the distribution of 30% of profit for the year 2016, or MCh$618, as a dividend to the shareholders of all 512,406,760,091 shares validly issued by the Bank, resulting in a dividend of Ch$0.001205475 per share.

At the Annual General Meeting of the shareholders of Itaú Corpbanca, held on March 27, 2017, the shareholders approved the following:

1.- To distribute 30% of profit for the year 2016, or MCh$618, as a dividend to shareholders, resulting in a dividend of Ch$0.001205475 per share entitled to dividends.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	21

2.- To approve the final appointment of the following directors: Messrs. Pedro Samhan Escándar, Eduardo Mazzilli de Vassimon and Andrés Bucher Cepeda, who shall hold office until the next Annual General Meeting, at which time all Board members must be renewed. Mr. Pedro Samhan Escándar was appointed as an independent director, in accordance with article 50 bis of the Corporations Law.

b.	Modifications to the Board

On February 23, 2017, the Board of Itaú Corpbanca was notified of and accepted the resignation of the director Nicolás Abovic Wiegand. On that same date, the Board of Itaú Corpbanca appointed Mr. Andrés Bucher Cepeda to replace him. Mr. Cepeda shall hold office until the next Annual General Meeting, at which time shareholders shall ratify his appointment.

c.	Amendments to Transaction Agreement

On January 20, 2017, Itaú Unibanco Holding S.A. (“Itaú Unibanco”), Itaú Corpbanca, Corp Group Interhold S.P.A. (“Interhold”) and Inversiones Gasa Limitada (“GASA”, collectively with Interhold, “CorpGroup”), have agreed to amend the Transaction Agreement signed on January 29, 2014 and amended on June 2, 2015 (the “Transaction Agreement”), by virtue of which they agreed to the strategic partnership of the operations in Chile and Colombia of Corpbanca and Banco Itaú Chile through the merger of Corpbanca and Banco Itaú Chile, approved at their respective Extraordinary Shareholders’ Meetings.

The amendments refer to:

1.

Acquisition by Itaú Colombia, specifically the parties’ obligation to materialize the acquisition of the assets and liabilities of Itaú Colombia by Banco Corpbanca Colombia in accordance with the terms and conditions agreed between Banco Corpbanca Colombia and Itaú Colombia on November 1, 2016 (“Acquisition in Colombia”). This acquisition in Colombia shall take place as soon as feasible and once approved by the SFC.

2.

Acquisition of shares of Banco Corpbanca Colombia, specifically the purchase by Itaú Corpbanca of all shares of Banco Corpbanca Colombia owned by CorpGroup. Shareholders agreed to postpone the transaction until January 28, 2022.

3.

Banco Corpbanca Colombia (i) is registered as a public company in the National Registry of Securities and Issuers of the SFC and, (ii) its shares are listed on the Colombian Stock Exchange (“BVC”). Once this has occurred, CorpGroup shall be allowed to sell all or part of its shares in Banco Corpbanca Colombia on the BVC, subject to a right of first refusal granted to Itaú Corpbanca. The shares that CorpGroup sells on the BVC shall be deducted from the shares that Itaú Corpbanca must purchase from CorpGroup on January 28, 2022.

d.	Transfer of Ownership SMU Corp S.A.

On January 30, 2017, Itaú Corpbanca transferred all of its shares in SMU Corp S.A., equivalent to 51%. As a result, that company is no longer a subsidiary of the Bank. The shares were acquired by Inversiones Monserrat S.A.

e.	Lawsuit Brought by Helm LLC against Itaú Corpbanca

On December 20, 2016, Helm LLC filed a lawsuit in the New York State Supreme Court (“the State Court Lawsuit”) and a Request for Arbitration before the ICC International Arbitration Court (the “Arbitration”), against Itaú Corpbanca, alleging certain breaches of contract.

These alleged breaches refer to (i) the amended shareholder agreement of HB Acquisition S.A.S. dated July 31, 2013

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	22

(“SHA”) and (ii) the Transaction Agreement (“TA”) dated January 29, 2014, as amended, which governs, among other matters, the merger between Itaú Chile S.A. and Corpbanca, by which Itaú Corpbanca was formed, and the potential acquisition by Itaú Corpbanca of certain shares of Corpbanca Colombia (the “Acquisition of the Shares under the TA”) on or before January 29, 2017.

In the State Court Lawsuit, Helm LLC sought an injunction to support the arbitration to prevent the Acquisition of the Shares from taking place, which, as reported by Itaú Corpbanca as an Essential Event on December 20, 2016, was postponed until January 28, 2022.

On December 30, 2016, Itaú Corpbanca filed its response to the motions filed by Helm LLC in accordance with the State Court Lawsuit and, later, on January 26, 2017, Helm LLC filed a notice to withdraw the State Court Lawsuit. The Arbitration has begun in accordance with applicable procedures.

Itaú Corpbanca and Corpbanca Colombia (the latter as nominal defendant) filed their respective responses to the arbitration suit on February 14, 2017. Itaú Corpbanca believes that the actions filed in the Arbitration by Helm LLC have no grounds and Itaú Corpbanca has filed a countersuit against Helm LLC for breaching the SHA. Itaú Corpbanca has taken and will continue to take all steps necessary to enforce its rights under the SHA in accordance with applicable law.

f.	Recovery of Fine for Exceeding Credit Margins

Via Ruling No. 16,191 dated December 30, 2015, the SBIF fined CorpBanca MCh$21,765 (see Note 12 Contingencies, Commitments and Responsibilities) for violations of credit margins established in articles 84-1 and 85 of the General Banking Law (“GBL”) related to Chapter 12-3 of the SBIF’s Updated Standards. On January 18, 2016, CorpBanca filed an appeal with the Santiago Court of Appeals to challenge the fine in conformity with the GBL. On August 31, 2016, the Court of Appeals ruled in favor of CorpBanca and rendered all fines null and void. Five business days later, the SBIF filed a complaint against the appellate court ministers, which was heard by the Supreme Court under Case No. 62,128-2016.

On May 9, 2017, the Supreme Court dismissed the complaint filed by the SBIF against the aforementioned final ruling issued by the Santiago Court of Appeals by which the appeal filed by the Bank to render the SBIF fines null and void was accepted, consequently declaring them unlawful.

As informed previously, the fines were expensed in 2015. In light of this Supreme Court ruling, the expense and other related financial effects from the fines were reversed (See Note 20).

ITAU CORPBANCA CORREDORA DE BOLSA S.A.

Merger of Subsidiaries

On January 1, 2017, the merger of Corpbanca Corredores de Bolsa S.A. and Itaú BBA Corredor de Bolsa Ltda. took place, by which the latter absorbed the former. The new resulting company is the legal successor of Corpbanca Corredores de Bolsa S.A., and its new corporate name is Itaú Corpbanca Corredores de Bolsa S.A.

CORPBANCA ADMINISTRADORA GENERAL DE FONDOS S.A.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	23

a.	Merger Date Postponed

At an Extraordinary Board Meeting held January 25, 2017, the Board agreed to render null and void the merger agreement (with Itaú Chile Administradora General de Fondos S.A.) and the amended bylaws agreed upon on June 30, 2016, at an Extraordinary Shareholders’ Meeting. They also agreed to initiate, as soon as possible, a new merger process to integrate the businesses of both companies and to request the corresponding authorizations.

b.	Merger Approved

At an Extraordinary Shareholders’ Meeting held on June 30, 2017, the shareholders agreed to approve the related party transaction by which the company would merge with Itaú Chile Administradora General de Fondos S.A., and they approved the merger of the subsidiaries of Itaú Corpbanca, Corpbanca Administradora General de Fondos S.A.—absorbed company—and Itaú Chile Administradora General de Fondos S.A.—absorbing company—by which the latter would incorporate the former.

ITAU CHILE ADMINISTRADORA GENERAL DE FONDOS S.A.

a.	Merger Date Postponed

At an Extraordinary Shareholders’ Meeting held on January 25, 2017, the shareholders agreed to render null and void the merger agreement (with Corpbanca Administradora General de Fondos S.A.) and the amended bylaws agreed upon on June 30, 2016. The shareholders also agreed to initiate, as soon as possible, a new merger process to integrate the businesses of both companies and to request the corresponding authorizations.

b.	Merger Approved

At an Extraordinary Shareholders’ Meeting held on June 30, 2017, the shareholders agreed to approve the related party transaction by which the company would merge with Corpbanca Administradora General de Fondos S.A., and they approved the merger of the subsidiaries of Itaú Corpbanca, Corpbanca Administradora General de Fondos S.A.—absorbed company—and Itaú Chile Administradora General de Fondos S.A.—absorbing company—by which the latter would incorporate the former.

BANCO ITAÚ CORPBANCA COLOMBIA

a.	Profit Distribution

At the Annual General Meeting in March 2017, the shareholders agreed to record the losses for the year 2016 of MCh$150,926 in the 2017 financial statements as prior year losses.

b.	Bylaw Amendments

At the Annual General Meeting held on March 28, 2017, the shareholders agreed to change the Bank’s corporate name to Itaú CorpBanca Colombia S.A., and permit the use of Itaú or Banco CorpBanca or Corpbanca.

The bylaw amendment to modify the name of the following subsidiaries was also registered in the mercantile registry:

Previous Legal Name	New Legal Name	New Commercial Name
Helm Fiduciaria S.A	Itaú Asset Management Colombia S.A Sociedad Fiduciaria	Itaú Asset Management Itaú Fiduciaria
CorpBanca Investment Trust Colombia S.A.	Itaú Securities Services Colombia S.A Sociedad Fiduciaria	Itaú Securities Services
Helm Comisionista de Bolsa S.A.	Itaú Comisionista de Bolsa Colombia S.A.	Itaú Comisionista de Bolsa
Helm Casa de Valores Panamá	Itaú Casa de Valores S.A.	Itaú Casa de Valores
Helm Bank Panamá	Itaú (Panamá) S.A.	Itaú

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	24

Note 4 - Business Segments

Segment reporting is determined by the Bank on the basis of its operating segments (Chile11 and Colombia), which are differentiated mainly by the risks and returns that affect them12.

Reporting segments and the criteria used for reporting to the Bank’s chief operating decision maker are in accordance with IFRS 8 Operating Segments.

a.	Segments

Accordingly, each operating segment is described below:

i)	Chile

The Bank’s commercial activities in Chile take place mainly in the domestic market. It has strategically aligned its operations into the following four commercial areas that are related directly to its customers’ needs and the Bank’s strategy. 1) Commercial Banking (a) Corporate; Real Estate and Construction and (b) Large Companies; 2) Retail Banking (a) Personal Banking, (b) Small Business, (c) Retail Companies and (d) Banco Condell Consumer Banking Division; 3) International and Treasury Division; and 4) Other Financial Services.

The Bank manages these commercial areas using a reporting system for internal profitability. The operating results for each segment are reviewed regularly by the entity’s highest decision-making authority for operating decisions as one single cash generating unit, to decide about resource allocation for the segment and evaluate its performance.

No single customer is solely responsible for 10% or more of the Bank’s total revenue during the periods ended June 30, 2017 and 2016.

Each commercial area in Chile is described as follows:

Commercial Banking

●

The Corporate Banking Division consists of companies that belong to major economic groups, specific industries and companies with sales greater than US$100 million, including international business and the representation office in Spain. The Real Estate and Construction Division works with companies within these industries that operate in both Santiago and other areas of Chile.

●

The Large Companies Division includes a wide range of financial products and services for companies with annual sales of between US$8 and US$100 million. The leasing and factoring departments have been included in this segment.

Retail Banking

●

This division (individuals and legal entities with sales under US$8 million) serve medium- to high-income customers, offering current accounts, consumer loans, credit cards, mortgage loans and commercial products.

●	The Consumer Banking Division (Condell) offers consumer loans to individuals with monthly income between ThCh$200 and ThCh$500.

International and Treasury Division

●	This segment mainly includes treasury activities such as financial management, funding and liquidity as well as international commercial activities.

Other Financial Services

11 Including CorpBanca New York Branch.

12 The segments presented here correspond to the segments used by the merged bank.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	25

●	These are services provided by our Subsidiaries that include insurance brokerage, financial advisory services, asset management and securities brokerage.

The integration process following the business combination between Banco Itaú Chile and Banco Corpbanca is still underway. Therefore, as of June 30, 2017, no financial information was available to measure the performance of these areas.

ii)	Colombia

Colombia has been identified as a separate operating segment based on its business activities. Its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions as one single cash generating unit, to decide about resource allocation for the segment and evaluate its performance, and separate financial information is available for it.

The commercial activities of this segment are carried out by Banco Itaú Corpbanca Colombia S.A. and its Subsidiaries.

These correspond to operations and business carried out by these entities in that country, primarily related directly to the needs of their customers and the Bank’s strategy, grouped as follows: Commercial Banking and Retail Banking, Treasury Operations and International Business or Operations. They offer additional products and other financial services through their different Subsidiaries in order to provide comprehensive service to their current and potential.

b.	Geographic Information

Itaú Corpbanca reports revenue by segment from external customers that is:

●	attributed to the entity’s country of domicile and
●	attributed, in aggregate, to all foreign countries where the entity obtains revenue.

When revenue from external customers attributed to a particular foreign country is significant, it is disclosed separately. In line with this, the Group operates in two main geographic areas: Chile13. and Colombia14. Information on interest and indexation income by geographical area for the periods ended June 30, 2017 and 2016, is detailed as follows:

	Net Interest and Indexation Income
	6-30-2017			6-30-2016
	Chile	Colombia	Total	Chile	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interest and indexation income	558,955	295,954	854,909	439,790	154,285	594,075
Interest and indexation expenses	(298,225)	(182,674)	(480,899)	(247,112)	(98,545)	(345,657)
Net interest and indexation income	260,730	113,280	374,010	192,678	55,740	248,418

c.	Information on Assets, Liabilities and Results.

13 This segment includes the operations of Itaú Corpbanca New York Branch.

14 This segment includes the operations of Itaú (Panamá) S.A. and Itaú Casa de Valores S.A.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	26

Segment information regarding assets, liabilities and income or expenses for the period are presented in accordance with the SBIF Compendium of Accounting Standards.

c.1 Assets and Liabilities:

		6-30-2017			12-31-2016
	Note	Chile	Colombia	Total	Chile	Colombia	Total
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	5	657,003	504,349	1,161,352	816,190	670,947	1,487,137
Transactions pending settlement	5	336,123	2,842	338,965	142,553	3,216	145,769
Trading securities	6	45,700	332,377	378,077	64,707	567,850	632,557
Receivables from repurchase agreements and securities borrowing	7	115,716	11,817	127,533	33,820	136,422	170,242
Financial derivative instruments		1,077,455	108,575	1,186,030	1,010,134	92,635	1,102,769
Loans and advances to banks - Loans to customers	8-9	16,252,419	4,907,874	21,160,293	15,772,932	4,804,850	20,577,782
Financial assets available for sale	10	1,241,467	482,137	1,723,604	1,613,621	440,489	2,054,110
Financial assets held to maturity	10	110,064	103,213	213,277	94,269	132,164	226,433
Investments in other companies	11	13,380	6,520	19,900	13,330	6,637	19,967
Intangible assets(*)	12	1,433,681	198,721	1,632,402	1,446,593	211,021	1,657,614
Property, plant and equipment	13	87,968	38,685	126,653	81,798	39,245	121,043
Current tax assets	14	186,847	35,226	222,073	138,023	24,387	162,410
Deferred tax assets	14	248,329	74,023	322,352	233,931	53,120	287,051
Other assets	15	256,206	92,836	349,042	368,066	93,233	461,299
Total		22,062,358	6,899,195	28,961,553	21,829,967	7,276,216	29,106,183

		6-30-2017			12-31-2016
	Note	Chile	Colombia	Total	Chile	Colombia	Total
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
LIABILITIES
Current accounts and other demand deposits	16	2,324,443	2,031,320	4,355,763	2,331,735	2,121,456	4,453,191
Transactions pending settlement	5	264,195	-	264,195	67,410	3	67,413
Payables from repurchase agreements and securities lending	7	301,044	253,949	554,993	5,470	368,409	373,879
Savings accounts and time deposits	16	7,466,826	2,490,561	9,957,387	8,889,741	2,691,969	11,581,710
Financial derivative instruments		839,944	73,957	913,901	854,431	52,903	907,334
Borrow ings from financial institutions	17	1,489,021	584,975	2,073,996	1,640,136	539,734	2,179,870
Debt instruments issued	18	5,817,421	573,947	6,391,368	4,874,653	585,600	5,460,253
Other financial liabilities	18	14,437	2,081	16,518	23,298	2,265	25,563
Current tax liabilities	14	-	-	-	-	-	-
Deferred tax liabilities	14	114,908	98,658	213,566	117,341	94,276	211,617
Provisions		87,246	70,149	157,395	94,643	69,572	164,215
Other liabilities	19	550,350	51,237	601,587	212,396	64,446	276,842
Total		19,269,835	6,230,834	25,500,669	19,111,254	6,590,633	25,701,887

(*) This includes goodwill generated in business combinations between Banco Itaú Chile and CorpBanca totaling MCh$1,182,45315 as of June 30, 2017 (MCh$1,188,447 as of December 31, 2016).

c.2. Income and Expenses:

15 For impairment testing purposes, goodwill acquired in a business combination shall be distributed as of the acquisition date among each of the cash generating units (CGUs) or group of CGUs of the acquirer that are expected to benefit from the synergies of the business combination, regardless of whether other of the acquiree’s assets or liabilities are allocated to these units or groups of units. In the Bank’s case, this is mainly: Chile and Colombia, primarily allocated by CGU as follows: Chile MCh$940,785 and Colombia MCh$241,668.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	27

		6-30-2017			6-30-2016
	Note	Chile	Colombia	Total	Chile	Colombia	Total
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net interest and indexation income	22	260,730	113,280	374,010	192,652	55,766	248,418
Net fee and commission income	23	64,178	22,345	86,523	47,032	14,792	61,824
Net financial operating income	24	24,460	30,307	54,767	13,920	29,788	43,708
Net foreign exchange transactions	25	5,454	7,906	13,360	(12,417)	(8,992)	(21,409)
Other operating income		34,106	3,640	37,746	5,236	2,824	8,060
Credit risk provisions	26	(75,589)	(60,642)	(136,231)	(47,024)	(28,835)	(75,859)
OPERATING INCOME, NET OF CREDIT RISK PROVISIONS		313,339	116,836	430,175	199,399	65,343	264,742
Depreciation and amortization	29	(25,291)	(15,733)	(41,024)	(15,882)	(5,966)	(21,848)
Operating expenses		(198,440)	(114,881)	(313,321)	(146,662)	(48,845)	(195,507)
NET OPERATING INCOME (LOSS)		89,608	(13,778)	75,830	36,855	10,532	47,387
Income attributable to investments in other companies		264	877	1,141	219	129	348
Income tax benefit (expense)	14	239	11,228	11,467	(5,173)	(6,506)	(11,679)
Continuing operations		90,111	(1,673)	88,438	31,901	4,155	36,056
Profit (loss) from discontinued operations		-	-	-	-	-	-
CONSOLIDATED PROFIT (LOSS) FOR THE PERIOD		90,111	(1,673)	88,438	31,901	4,155	36,056

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	28

Note 5 - Cash and Cash Equivalents

a.	Detail of Cash and Cash Equivalents

The following table details cash and cash equivalents16:

	As of June 30, 2017	As of December 31, 2016	As of June 30, 2016
	MCh$	MCh$	MCh$
Cash and due from banks
Cash	281,161	274,570	261,246
Deposits in the Chilean Central Bank	61,934	207,483	180,193
Deposits in domestic banks	3,770	2,116	9,842
Foreign deposits	814,487	1,002,968	1,403,381
Subtotal cash and due from banks	1,161,352	1,487,137	1,854,662
Transactions pending settlement, net	74,770	78,356	74,622
Highly liquid financial instruments (1)	70,827	381,009	184,403
Repurchase agreements (2)	127,078	170,242	94,448
Total cash and cash equivalents	1,434,027	2,116,744	2,208,135

(1)	This corresponds to trading instruments, available-for-sale investments and fixed income mutual funds maturing in less than three months from the date of acquisition.
(2)

This corresponds to repurchase agreements maturing in less than three months from the date of acquisition, which are presented in the line item “Repurchase Agreements and Securities Borrowing” in the Statement of Financial Position.

Items (1) and (2) are detailed as follows:

		As of June 30, 2017	As of December 31, 2016	As of June 30, 2016
	Note	MCh$	MCh$	MCh$
Highly liquid financial instruments
Trading securities	6	17,987	29,472	24,451
Financial assets available for sale	10	52,840	351,537	159,952
Total		70,827	381,009	184,403

Repurchase agreements (2)	7 a)	127,078	170,242	94,448

b.	Transactions Pending Settlement

Transactions pending settlement consist of transactions awaiting settlement to increase or decrease funds in the Chilean Central Bank or foreign banks, normally within 12 to 24 business hours following period end:

	As of June 30, 2017	As of December 31, 2016	As of June 30, 2016
	MCh$	MCh$	MCh$
Assets
Outstanding notes from other banks	52,877	60,546	61,025
Funds receivable	286,088	85,223	434,890
Subtotal assets	338,965	145,769	495,915
Liabilities
Funds payable	264,195	67,413	421,293
Subtotal liabilities	264,195	67,413	421,293
Transactions pending settlement, net	74,770	78,356	74,622

16 Funds in cash deposits in the Chilean Central Bank and the Bank of the Republic of Colombia (included in foreign deposits) are in response to monthly average matching regulations that the Bank must meet.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	29

Note 6 - Financial Assets Held for Trading

Trading securities are detailed as follows:

	6-30-2017	12-31-2016
	MCh$	MCh$
Chilean Government and Central Bank instruments:
Central Bank bonds	8,036	8,349
Central Bank promissory notes	-	-
Other Chilean government and Central Bank instruments	22,383	17,855
Other instruments issued in Chile:
Bonds	1,752	786
Promissory notes	-	-
Other instruments	-	12,608
Instruments issued abroad:
Bonds	285,698	547,499
Promissory notes	-	-
Other instruments	38,467	11,727
Mutual fund investments:
Funds managed for related parties	21,741	33,733
Funds managed for third parties	-	-
Total	378,077	632,557	(*)

(*) As of June 30, 2017, trading securities totaled MCh$17,987 (MCh$29,472 as of December 31, 2016), maturing in less than three months from the date of acquisition (See Note 5).

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	30

Note 7 - Operations with Repurchase Agreements and Securities Borrowing/Lending

a.

The Bank purchases financial instruments under agreements to resell them at a future date. As of June 30, 2017 and December 31, 2016, instruments acquired with sellback agreements are detailed as follows:

Balances as of June 30, 2017
	Less than	From Three	More
	Three	Months to	than One	Total
	Months	One Year	Year
	MCh$	MCh$	MCh$	MCh$
Chilean Government and Central Bank instruments:
Central Bank instruments	1,243	-	-	1,243
Treasury bonds and notes	94,137	-	-	94,137
Other government instruments	-	-	-	-
Other instruments issued in Chile:				-
Instruments from other domestic banks	19,881	455	-	20,336
Corporate bonds and commercial paper	-	-	-	-
Other instruments issued in Chile	-	-	-	-
Instruments issued abroad:				-
Government and Central Bank instruments	11,817	-	-	11,817
Other instruments issued abroad	-	-	-	-
Mutual fund investments:				-
Funds managed for related parties	-	-	-	-
Funds managed for third parties	-	-	-	-
Total	127,078	455	-	127,533

Balances as of December 31, 2016
	Less than	From Three	More
	Three	Months to	than One	Total
	Months	One Year	Year
	MCh$	MCh$	MCh$	MCh$
Chilean Government and Central Bank instruments:
Central Bank instruments	-	-	-	-
Treasury bonds and notes	14,416	-	-	14,416
Other government instruments	-	-	-	-
Other instruments issued in Chile:
Instruments from other domestic banks	8,620	-	-	8,620
Corporate bonds and commercial paper	-	-	-	-
Other instruments issued in Chile	-	-	-	-
Instruments issued abroad:
Government and Central Bank instruments	143,866	-	-	143,866
Other instruments issued abroad	3,340	-	-	3,340
Mutual fund investments:
Funds managed for related parties	-	-	-	-
Funds managed for third parties	-	-	-	-
Total	170,242	-	-	170,242

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	31

b.	As of June 30, 2017 and December 31, 2016, instruments sold with buyback agreements are detailed as follows:

Balances as of June 30, 2017
	Less than	From Three	More
	Three	Months to	than One	Total
	Months	One Year	Year
	MCh$	MCh$	MCh$	MCh$
Chilean Government and Central Bank instruments:
Central Bank instruments	-	-	-	-
Treasury bonds and notes	246,601	-	-	246,601
Other government instruments	-	-	-	-
Other instruments issued in Chile:
Instruments from other domestic banks	53,313	-	-	53,313
Corporate bonds and commercial paper	1,130	-	-	1,130
Other instruments issued in Chile	-	-	-	-
Instruments issued abroad:
Government and Central Bank instruments	-	-	-	-
Other instruments issued abroad	253,949	-	-	253,949
Mutual fund investments:
Funds managed for related parties	-	-	-	-
Funds managed for third parties	-	-	-	-
Total	554,993	-	-	554,993

Balances as of December 31, 2016
	Less than	From Three	More
	Three	Months to	than One	Total
	Months	One Year	Year
	MCh$	MCh$	MCh$	MCh$
Chilean Government and Central Bank instruments:
Central Bank instruments	3,367	-	-	3,367
Treasury bonds and notes	2,103	-	-	2,103
Other government instruments	-	-	-	-
Other instruments issued in Chile:
Instruments from other domestic banks	-	-	-	-
Corporate bonds and commercial paper	-	-	-	-
Other instruments issued in Chile	-	-	-	-
Instruments issued abroad:
Government and Central Bank instruments	368,409	-	-	368,409
Other instruments issued abroad	-	-	-	-
Mutual fund investments:
Funds managed for related parties	-	-	-	-
Funds managed for third parties	-	-	-	-
Total	373,879	-	-	373,879

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	32

Note 8 - Loans and Advances to Banks

As of June 30, 2017 and December 31, 2016, loans and advances to banks are detailed as follows:

	6-30-2017	12-31-2016
	MCh$	MCh$
Chilean Banks
Loans to Chilean banks	53,118	-
Provisions and impairment for loans to Chilean banks	(35)	-
Subtotal	53,083	-
Foreign Banks
Interbank liquidity loans	213,568	59,393
Loans to foreign banks	16,962	27,618
Non-transferable deposits in foreign banks	83,098	63,769
Provisions and impairment for loans to foreign banks	(353)	(212)
Subtotal	313,275	150,568
Chilean Central Bank
Restricted deposits in the Chilean Central Bank	415,000	-
Subtotal	415,000	-
Total	781,358	150,568

Movements in provisions and impairment for loans with domestic and foreign banks during the first six months of 2017 and the full year in 2016, are detailed as follows:

	Chilean	Foreign
	Banks	Banks	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2017	-	(212)	(212)
Write-offs	-	-	-
Provisions recorded	(35)	(237)	(272)
Provisions released	-	92	92
Impairment	-	-	-
Exchange differences	-	4	4
Balances as of June 30, 2017	(35)	(353)	(388)

	Chilean	Foreign
	Banks	Banks	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2016	(17)	(53)	(70)
Write-offs	-	-	-
Provisions recorded	(29)	(278)	(307)
Integration Itaú-Corpbanca	-	(120)	(120)
Provisions released	46	240	286
Impairment	-	-	-
Exchange differences	-	(1)	(1)
Balances as of December 31, 2016	-	(212)	(212)

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	33

Note 9 - Loans to Customers, Net

a.	Loans to Customers

As of June 30, 2017 and December 31, 2016, the loan portfolio is detailed as follows:

As of June 30, 2017	Assets Before Provisions			Provisions
	Unimpaired Portfolio	Impaired Portfolio	Total	Individual Provisions	Group Provisions	Total	Net Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans:
Commercial loans	11,086,483	605,452	11,691,935	339,246	39,569	378,815	11,313,120
Foreign trade loans	707,147	65,325	772,472	33,339	314	33,653	738,819
Current account overdrafts	138,246	10,959	149,205	4,597	3,730	8,327	140,878
Factored receivables	84,776	516	85,292	406	105	511	84,781
Student loans	744,276	39,185	783,461	-	11,763	11,763	771,698
Lease transactions	902,363	101,079	1,003,442	16,016	3,598	19,614	983,828
Other loans and receivables	24,532	2,912	27,444	796	1,036	1,832	25,612
Subtotal	13,687,823	825,428	14,513,251	394,400	60,115	454,515	14,058,736
Mortgage loans:
Loans funded with mortgage bonds	50,874	1,675	52,549	-	103	103	52,446
Loans funded with own resources	139,534	4,454	143,988	-	1,045	1,045	142,943
Other mortgage loans	3,377,963	116,679	3,494,642	-	25,434	25,434	3,469,208
Lease transactions	282,655	8,503	291,158	-	9,743	9,743	281,415
Other loans and receivables	26,889	1,027	27,916	-	256	256	27,660
Subtotal	3,877,915	132,338	4,010,253	-	36,581	36,581	3,973,672
Consumer loans:
Consumer installment loans	1,713,417	75,163	1,788,580	-	96,283	96,283	1,692,297
Current account overdrafts	184,208	9,408	193,616	-	10,895	10,895	182,721
Credit card debtors	398,253	11,957	410,210	-	19,807	19,807	390,403
Consumer lease transactions	14,204	376	14,580	-	519	519	14,061
Other loans and receivables	69,837	2,992	72,829	-	5,784	5,784	67,045
Subtotal	2,379,919	99,896	2,479,815	-	133,288	133,288	2,346,527
Total	19,945,657	1,057,662	21,003,319	394,400	229,984	624,384	20,378,935

Unimpaired Portfolio:

This includes individual debtors in the Normal Portfolio (A1 to A6) or the Substandard Portfolio (B1 to B2). For group evaluations, it includes the Normal Portfolio.

Impaired Portfolio:

This includes individual debtors in the Default Portfolio (C1 to C6) and the Substandard Portfolio (B3 to B4). For group evaluations, it includes the Default Portfolio.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	34

As of December 31, 2016	Assets Before Provisions			Provisions
	Unimpaired Portfolio	Impaired Portfolio	Total	Individual Provisions	Group Provisions	Total	Net Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans:
Commercial loans	11,312,885	643,479	11,956,364	312,057	32,993	345,050	11,611,314
Foreign trade loans	682,188	71,956	754,144	34,439	303	34,742	719,402
Current account overdrafts	127,694	6,007	133,701	4,131	3,742	7,873	125,828
Factored receivables	74,967	1,174	76,141	1,595	217	1,812	74,329
Student loans	605,053	27,254	632,307	-	12,406	12,406	619,901
Lease transactions (*)	979,305	94,201	1,073,506	28,069	3,734	31,803	1,041,703
Other loans and receivables	26,926	3,374	30,300	948	1,172	2,120	28,180
Subtotal	13,809,018	847,445	14,656,463	381,239	54,567	435,806	14,220,657
Mortgage loans:
Loans funded with mortgage bonds	55,199	2,509	57,708	-	119	119	57,589
Loans funded with own resources	147,562	4,758	152,320	-	1,153	1,153	151,167
Other mortgage loans	3,243,747	117,203	3,360,950	-	24,455	24,455	3,336,495
Lease transactions (*)	280,765	7,564	288,329	-	9,565	9,565	278,764
Other loans and receivables	28,097	1,113	29,210	-	290	290	28,920
Subtotal	3,755,370	133,147	3,888,517	-	35,582	35,582	3,852,935
Consumer loans:
Consumer installment loans	1,715,059	70,945	1,786,004	-	92,217	92,217	1,693,787
Current account overdrafts	174,617	8,215	182,832	-	9,847	9,847	172,985
Credit card debtors	403,394	11,509	414,903	-	18,743	18,743	396,160
Consumer lease transactions (*)	16,760	331	17,091	-	517	517	16,574
Other loans and receivables	77,179	2,955	80,134	-	6,018	6,018	74,116
Subtotal	2,387,009	93,955	2,480,964	-	127,342	127,342	2,353,622
Total	19,951,397	1,074,547	21,025,944	381,239	217,491	598,730	20,427,214

Guarantees taken by the Bank to secure collections of rights reflected in its loan portfolios are real mortgage-type guarantees (urban and rural property, farm land, ships and aircraft, mining claims and other assets) and pledges (inventory, farm assets, industrial assets, plantings and other pledged assets).

The Bank finances its customers’ purchases of assets, including real estate and other personal property, through finance lease agreements that are presented within this item.

b.	Provisions

Movements in provisions during the first six months of 2017 and the full year in 2016, are detailed as follows:

	Individual Provisions	Group Provisions	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2017	381,239	217,491	598,730
Portfolio write -offs
Commercial loans	(26,207)	(18,099)	(44,306)
Mortgage loans	-	(1,678)	(1,678)
Consumer loans	-	(58,675)	(58,675)
Total write-offs	(26,207)	(78,452)	(104,659)
Provisions recorded	170,811	165,592	336,403
Provisions released	(119,545)	(68,784)	(188,329)
Impairment	-	-	-
Provisions used	(4,141)	-	(4,141)
Exchange differences	(7,757)	(5,863)	(13,620)
Balances as of June 30, 2017	394,400	229,984	624,384

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	35

	Individual Provisions	Group Provisions	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2016	58,760	51,234	109,994
Portfolio write-offs
Commercial loans	(52,226)	(23,012)	(75,238)
Mortgage loans	-	(3,953)	(3,953)
Consumer loans	-	(92,103)	(92,103)
Total write -offs	(52,226)	(119,068)	-171,294
Provisions recorded	378,503	278,730	657,233
Provisions released	(244,250)	(135,535)	(379,785)
Integration Itaú-Corpbanca	297,850	145,097	442,947
Impairment	-	-	-
Provisions used	(57,167)	(1,577)	(58,744)
Exchange differences	(231)	(1,390)	(1,621)
Balances as of December 31, 2016	381,239	217,491	598,730

c.	Sale of Portfolio

As of June 30, 2017 and 2016, the Bank and its subsidiaries engaged in portfolio purchases and sales. The effect on income of these transactions as a whole does not customarily exceed 5% of before-tax profit for the period. The result is included in net financial operating income in the Interim Consolidated Statement of Income for the Period.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	36

Note 10 - Investment Securities

a.	As of June 30, 2017 and December 31, 2016, the Bank records the following instruments as available for sale and held to maturity:

	6-30-2017			12-31-2016
	Available for Sale	Held to Maturity	Total	Available for Sale	Held to Maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Investments quoted on active markets:
Chilean Government and Central Bank instruments
Chilean Central Bank instruments	660,708	-	660,708	901,239	-	901,239
Treasury bonds and notes	459,916	-	459,916	272,734	-	272,734
Other government instruments	15,355	-	15,355	-	-	-
Other instruments issued in Chile
Deposit promissory notes	72,691	-	72,691	397,898	-	397,898
Chilean mortgage bonds	71	-	71	76	-	76
Bank bonds	1,328	-	1,328	2,607	-	2,607
Other instruments	-	-	-	32,230	-	32,230
Instruments issued abroad
Foreign government and central bank instruments	288,254	1,313	289,567	284,444	-	284,444
Other instruments issued abroad	200,244	211,964	412,208	162,882	226,433	389,315
Impairment provision	-	-	-	-	-	-
Investments not quoted on active markets:
Corporate bonds and commercial paper	25,037	-	25,037	-	-	-
Other instruments	-	-	-	-	-	-
Impairment provision	-	-	-	-	-	-
Total	1,723,604	213,277	1,936,881	2,054,110	226,433	2,280,543

(*) As of June 30, 2017, available-for-sale instruments totaled MCh$52,840 (MCh$351,537 as of December 31, 2016), maturing in less than three months from the date of acquisition. (See Note 5)

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	37

Note 11 - Investments in Other Companies

The Bank’s investments in other companies as of June 30, 2017 and December 31, 2016 are detailed as follows:

		6-30-2017			12-31-2016
		Ownership			Ownership
	Company	Interest (%)	MCh$		Interest (%)	MCh$
	Nexus S.A.	12.9000	1,057		12.9000	1,057
	Transbank S.A.	8.7200	3,617		8.7200	3,617
	Combanc S.A.	9.1800	344		9.1800	344
	Redbanc S.A.	2.5000	110		2.5000	110
	Sociedad Interbancaria de Depósitos de Valores S.A.	9.4000	132		9.4000	132
	Imerc OTC S.A.	8.6600	1,012		8.6600	1,012
(*)	Deceval S.A.	10.7600	4,854		10.7600	4,906
(*)	A.C.H Colombia	4.2100	373		4.2100	378
(*)	Redeban Multicolor S.A.	1.6000	228		1.6000	234
(*)	Cámara de Compensación Divisas de Col. S.A.	6.2056	82	(i)	3.7200	53
(*)	Cámara de Riesgo Central de Contraparte S.A.	2.4300	167		2.4300	171
(*)	Servibanca - Tecnibanca	4.5300	978	(iii)	4.5300	1,003
	Share of Bolsa de Comercio de Santiago	4.1666	4,066		4.1666	4,015
	Share of Bolsa Electrónica de Chile	2.4390	103		2.4390	103
(*)	Bolsa de Valores de Colombia	0.6700	562		0.0067	492
	Credibanco	6.3662	2,215	(iii)	6.3700	2,271
(*)	Fogacol	-	-	(ii)	150,000 units	69
	Total		19,900			19,967

(* ) This corresponds to investments in other companies made by the Colombian Subsidiaries.

(i) Variation corresponds to the repurchase of shares offered for sale in June 2016.

(ii) Variation corresponds to the sale of the Bank’s interest in Fogacol.

(iii) Variation corresponds to changes in the period-end exchange rate between December 2016 and June 2017.

For the periods ended June 30, 2017 and 2016, the Bank received dividends from the following companies:

	As of June 30,	As of June 30,
	2017	2016
	MCh$	MCh$
Dividends received	1,141	348
Total	1,141	348

Movements in these investments for the periods ended June 30, 2017 and December 31, 2016, are detailed as follows:

	As of June 30,	As of December 31,
	2017	2016
	MCh$	MCh$
Opening carrying amount as of January 1	19,967	2,475
Investments acquired	31	2,692
Integration Itaú-Corpbanca	-	15,044
Investments sold	(1)	(108)
Translation adjustments	(132)	244
Fair value with effect on equity	35	(380)
Total	19,900	19,967

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	38

Note 12 - Intangible Assets

a.	As of June 30, 2017 and December 31, 2016, this account is detailed as follows:

For the period ended June 30, 2017
	Useful Life (Years)	Remaining Life (Years)	Net Assets as of 01/01/2017	Gross Balance	Accumulated Amortization	Net Assets
			MCh$	MCh$	MCh$	MCh$
Integrated banking system	15	2	1,214	9,831	(9,184)	647
Computer software or systems	3	2	86,110	169,402	(73,743)	95,659
IT projects and licenses	8	6	21,300	42,453	(23,503)	18,950
Arising from business combination			1,548,173	1,568,956	(51,821)	1,517,135
-Goodwill			1,188,447	1,182,453	-	1,182,453
-Trademarks	10	10	47,209	51,439	(6,782)	44,657
-Customer relationships	12	12	89,827	93,069	(10,943)	82,126
-Core deposit	9	9	222,690	241,995	(34,096)	207,899
Other projects	10	2	817	3,645	(3,634)	11
Total			1,657,614	1,794,287	(161,885)	1,632,402

For the period ended December 31, 2016
	Useful Life (Years)	Remaining Life (Years)	Net Assets as of 01/01/2016	Gross Balance	Accumulated Amortization	Net Assets
			MCh$	MCh$	MCh$	MCh$
Integrated banking system	15	2	-	9,825	(8,611)	1,214
Computer software or systems	3	2	49,960	152,560	(66,450)	86,110
IT projects and licenses	8	6	-	42,447	(21,147)	21,300
Arising from business combination			899	1,580,030	(31,857)	1,548,173
-Goodwill				1,188,447	-	1,188,447
-Trademarks	10	10	-	51,449	(4,240)	47,209
-Customer relationships	12	12	899	96,674	(6,847)	89,827
-Core deposit	9	9	-	243,460	(20,770)	222,690
Other projects	10	2	950	3,645	(2,828)	817
Total			51,809	1,788,507	(130,893)	1,657,614

b.	Movements of gross intangible assets as of June 30, 2017 and December 31, 2016, are detailed as follows:

	Integrated Banking System	Computer Software or Systems	IT Projects and Licenses	Arising from Business Combination	Goodwill	Other Projects	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
January 1, 2017	9,825	152,560	42,447	391,583	1,188,447	3,645	1,788,507
Acquisitions	10	17,799	8	1,704	-		19,521
Retirements	-	(111)	-	-	-		(111)
Exchange differences	(4)	(812)	(2)	(5,223)	(5,994)		(12,035)
Other	-	(34)	-	(1,561)	-		(1,595)
Balances as of June 30, 2017	9,831	169,402	42,453	386,503	1,182,453	3,645	1,794,287

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	39

	Integrated Banking System	Computer Software or Systems	IT Projects and Licenses	Arising from Business Combination	Goodwill	Other Projects	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
January 1, 2016	-	73,554	-	1,284	-	1,520	76,358
Acquisitions	511	80,509	738	-	-	-	81,758
Integration Itaú-Corpbanca	9,342	81,446	41,714	319,733	338,909	2,239	793,383
Additions resulting from business combination	-	-	-	389,558	1,187,448	-	1,577,006
Retirements	-	(83,205)	-	(319,733)	(338,909)	(532)	(742,379)
Exchange differences	(28)	312	(5)	741	999	-	2,019
Other	-	(56)	-	-	-	418	362
Balances as of December 31, 2016	9,825	152,560	42,447	391,583	1,188,447	3,645	1,788,507

c.	Movements of accumulated amortization of intangible assets as of June 30, 2017 and December 31, 2016, are detailed as follows:

	Integrated Banking System	Computer Software or Systems	IT Projects and Licenses	Arising from Business Combination	Goodwill	Other Projects	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
January 1, 2017	(8,611)	(66,450)	(21,147)	(31,857)	-	(2,828)	(130,893)
Amortization for the period	(577)	(8,296)	(2,357)	(20,400)	-	(76)	(31,706)
Exchange differences	4	601	1	397	-	-	1,003
Other	-	402	-	39	-	(730)	(289)
Balances as of June 30, 2017	(9,184)	(73,743)	(23,503)	(51,821)	-	(3,634)	(161,885)

	Integrated Banking System	Computer Software or Systems	IT Projects and Licenses	Arising from Business Combination	Goodwill	Other Projects	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
January 1, 2016	-	(23,594)	-	(385)	-	(570)	(24,549)
Amortization for the period	(855)	(13,727)	(3,693)	(31,431)	-	(152)	(49,858)
Integration Itaú-Corpbanca	(7,755)	(29,184)	(17,452)	(49,762)	-	(1,688)	(105,841)
Retirements	-	-	-	49,762	-	-	49,762
Exchange differences	-	-	-	(41)	-	-	(41)
Other	(1)	55	(2)	-	-	(418)	(366)
Balances as of December 31, 2016	(8,611)	(66,450)	(21,147)	(31,857)	-	(2,828)	(130,893)

d.	Impairment

At each reporting date, Itaú Corpbanca will evaluate whether there is any indication of impairment of any asset. Should any such indication exist, or when impairment testing is required, the entity will estimate the asset’s recoverable amount.

The entity will conduct impairment testing on an annual basis for intangible assets with indefinite useful lives, as well as intangible assets that are not yet available for use, by comparing their carrying amount with their recoverable amount. Impairment testing can be carried out at any time during the year, as long as it takes place at the same time each year. Impairment testing of different intangible assets can take place on different dates. However, if that intangible asset had been recognized initially during the current period, it will be tested for impairment before the year ends.

Impairment of goodwill is determined by evaluating the recoverable amount of each cash generating unit (or group) to which goodwill is allocated. Where the recoverable amount of the cash generating unit is less than its carrying amount, an impairment loss is recognized; goodwill acquired in a business combination shall be distributed as of the acquisition date among the CGUs or group of CGUs of the acquirer that are expected to benefit from the synergies of the business combination, regardless of whether other of the acquiree’s assets or liabilities are allocated to these units.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	40

Impairment losses relating to goodwill cannot be reversed in future periods. In accordance with IAS 36 Impairment of Assets, annual impairment testing is permitted for a CGU to which goodwill has been allocated, or at any time for intangible assets with indefinite useful lives, as long as they are carried out at the same time each year. Different cash generating units and different intangible assets can be tested for impairment at different times during the year.

e.	Restrictions

As of June 30, 2017 and 2016 and December 31, 2016, Itaú-Corpbanca and its Subsidiaries have no restrictions on intangible assets. In addition, no intangible assets have been given in guarantee for performance of any obligations. There are also no amounts owed by the Bank on intangible assets as of the aforementioned dates.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	41

Note 13 - Property, plant and equipment

a.	As of June 30, 2017 and December 31, 2016, this account is detailed as follows:

For the period ended June 30, 2017

	Useful Life (Years)	Remaining Life (Years)	Net Assets as of 01.01.2017	Gross Balance	Accumulated Depreciation	Net Assets
			MCh$	MCh$	MCh$	MCh$
Buildings and land	26	18	78,034	113,809	(32,767)	81,042
Equipment	5	2	25,997	66,747	(39,268)	27,479
Other	5	2	17,012	47,104	(28,972)	18,132
- Furnishings			8,418	26,823	(18,406)	8,417
- Leased assets			50	131	(1,079)	(948)
- Other			8,544	20,150	(9,487)	10,663
Total			121,043	227,660	(101,007)	126,653

For the period ended December 31, 2016

	Useful Life (Years)	Remaining Life (Years)	Net Assets as of 01.01.2016	Gross Balance	Accumulated Depreciation	Net Assets
			MCh$	MCh$	MCh$	MCh$
Buildings and land	25	17	16,778	107,989	(29,955)	78,034
Equipment	5	2	6,724	62,007	(36,010)	25,997
Other	8	4	10,468	42,726	(25,714)	17,012
- Furnishings			1,011	26,513	(18,095)	8,418
- Leased assets			-	338	(288)	50
- Other			9,457	15,875	(7,331)	8,544
Total			33,970	212,722	(91,679)	121,043

The useful life presented in the following tables is the residual useful life of the Bank’s property, plant and equipment. The total useful life was determined based on expected use given the quality of the original construction, the environment where the assets are located, the quality and extent of maintenance performed, and appraisals prepared by external specialists independent from the Bank.

b.	Movements of gross property, plant and equipment as of June 30, 2017 and December 31, 2016, are detailed as follows:

	Buildings and Land	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
January 1, 2017	107,989	62,007	42,726	212,722
Acquisitions	7,084	5,609	4,869	17,562
Sales and/or retirements for the period	-	(20)	(139)	(159)
Exchange differences	(1,264)	(849)	(352)	(2,465)
Balances as of June 30, 2017	113,809	66,747	47,104	227,660

	Buildings and Land	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
January 1, 2016	18,808	15,876	31,533	66,217
Integration Itaú-Corpbanca	75,797	42,354	21,629	139,780
Acquisitions	11,002	7,091	5,306	23,399
Sales and/or retirements for the period	(13,206)	(3,423)	(283)	(16,912)
Exchange differences	170	110	29	309
Other	15,418	(1)	(15,488)	(71)
Balances as of December 31, 2016	107,989	62,007	42,726	212,722

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	42

c.	Movements of accumulated depreciation of property, plant and equipment as of June 30, 2017 and December 31, 2016, are detailed as follows:

	Buildings and Land	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
January 1, 2017	(29,955)	(36,010)	(25,714)	(91,679)
Depreciation for the period	(3,539)	(3,858)	(1,921)	(9,318)
Sales and/or retirements for the period	-	20	(122)	(102)
Exchange differences	727	580	(250)	1,057
Other	-	-	(965)	(965)
Balances as of June 30, 2017	(32,767)	(39,268)	(28,972)	(101,007)

	Buildings and Land	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
January 1, 2016	(2,030)	(9,152)	(21,065)	(32,247)
Integration Itaú-Corpbanca	(13,855)	(24,500)	(11,210)	(49,565)
Depreciation for the period	(5,047)	(5,281)	(3,506)	(13,834)
Sales and/or retirements for the period	732	3,006	259	3,997
Exchange differences	(52)	(84)	(38)	(174)
Impaired	-	(351)	-	(351)
Other	(9,703)	352	9,846	495
Balances as of December 31, 2016	(29,955)	(36,010)	(25,714)	(91,679)

d.

As of June 30, 2017 and December 31, 2016, the Bank and its subsidiaries have no restrictions on property, plant and equipment. In addition, no property, plant and equipment have been given in guarantee for performance of any obligations. There are also no amounts owed by the Bank on property, plant and equipment as of the aforementioned dates.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	43

Note 14 - Current and Deferred Taxes

a.	Current taxes

As of each period end, the Bank has established a corporate income tax provision, determined in accordance with current tax laws. The provision is recorded in assets net of recoverable taxes of MCh$222,073 as of June 30, 2017, (MCh$162,410 in December 2016), detailed as follows:

a.1. Current taxes

	As of June 30, 2017			As of December 31, 2016
	Chile	New York	Colombia	Chile	New York	Colombia
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Current tax assets	188,947	764	35,782	154,925	770	34,796
Current tax liabilities	(2,864)	-	(556)	(17,672)	-	(10,409)
Total, net	186,083	764	35,226	137,253	770	24,387
Assets	225,493			190,491
Liabilities	(3,420)			(28,081)
Total assets presented in financial statements	222,073			162,410

a.2 Current taxes by geographic area

	6-30-2017				12-31-2016
	Chile	New York	Colombia	Total	Chile	New York	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Income taxes (rate of 25.5% / 24%)	14,412	-	5,666	20,078	17,672	-	10,409	28,081
Less:
Monthly provisional tax payments	(47,293)	(764)	(17,660)	(65,717)	(153,330)	(770)	(32,232)	(186,332)
Property tax credit	-	-	-	-	-	-	-	-
Credits for training expenses	-	-	-	-	(603)	-	-	(603)
Donation credits	(390)	-	-	(390)	(538)	-	-	(538)
Other recoverable taxes	(152,812)	-	(23,232)	(176,044)	(454)	-	(2,564)	(3,018)
Total	(186,083)	(764)	(35,226)	(222,073)	(137,253)	(770)	(24,387)	(162,410)

b.	Income tax expense

The Bank’s tax expense recorded for the periods ended June 30, 2017 and 2016, is detailed as follows:

	As of June 30,
	2017	2016
	MCh$	MCh$
Income tax expense:
Current year taxes	(20,078)	(2,680)
Credit (charge) for deferred taxes:
Origin and reversal of temporary differences	31,545	(5,515)
Subtotal	11,467	(8,195)
Other	-	(3,484)
Net credit (charge) to profit for income taxes	11,467	(11,679)

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	44

c.	Reconciliation of effective tax rate

The following table reconciles the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of June 30, 2017 and 2016.

The nominal tax rates of the countries where consolidated subsidiaries are located are:

	2017	2016

	Rate	Rate

Chile	25.5%	24.0%
Colombia	40.0%	40.0%
United States	37.1%	35.0%

	As of June 30,
	2017		2016

	Tax Rate	Amount	Tax Rate	Amount

	%	MCh$	%	MCh$

Calculation of statutory rate	25.50	19,628	24.00	11,456
Permanent and other differences (*)	(43.82)	(33,709)	3.31	1,581
Effect of rate change Colombia	4.03	3,098	-	-
Effect of rates New York subsidiary (**)	(0.47)	(360)	(6.90)	(3,294)
Effect of rates Colombia (**)	(0.16)	(124)	4.06	1,936

	(14.92)	(11,467)	24.47	11,679

(*) This line contains the effects of the variation in the observed dollar that affects the valuation of the tax investment of companies in Colombia and the New York branch and price-level restatement of tax equity.

(**) This line reflects the differences in tax rates in other jurisdictions, based on the Bank’s consolidated results.

d.	Tax effect on other comprehensive income.

The effects of deferred taxes on the Bank’s other comprehensive income are detailed as follows:

d.1 Tax effect on other comprehensive income that will be reclassified to profit in subsequent periods:

	6-30-2017	12-31-2016
	MCh$	MCh$

Financial assets available for sale	(1,635)	(4,025)
Loss from hedge of net investment in foreign operation	(2,172)	(2,685)
Gain (loss) from cash flow hedge	(1,765)	1,345

Total charge to other comprehensive income (loss)	(5,572)	(5,365)

d.2 Other comprehensive income that will not be reclassified to profit in subsequent periods:

	6-30-2017	12-31-2016
	MCh$	MCh$

Income taxes on defined benefit obligations	560	1,090

Total charge to other comprehensive income (loss)	560	1,090

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	45

e.	Effect of deferred taxes

The effects of deferred taxes by geographic area are detailed as follows:

e.1 Deferred taxes

The effects of deferred taxes on asset and liability accounts are detailed as follows:

	As of June 30, 2017			As of December 31, 2016
	Asset	Liability	Net	Asset	Liability	Net

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Credit risk provisions	113,504	(6,848)	106,656	103,632	(5,779)	97,853
Interest and indexation past due portfolio	7,472	-	7,472	6,958	-	6,958
Unaccrued price difference	150	-	150	142	-	142
Personnel provisions	11,989	-	11,989	10,641	-	10,641
Miscellaneous provisions	19,832	-	19,832	19,531	-	19,531
Subsidiary tax loss	54,120	-	54,120	32,581	-	32,581
Net tax value of amortizable assets	19,988	-	19,988	18,557	-	18,557
Depreciation of property, plant and equipment	-	(31,051)	(31,051)	-	(27,772)	(27,772)
Lease division and others	63,732	(33,048)	30,684	62,448	(37,454)	24,994
Market value of financial instruments	-	(48,145)	(48,145)	-	(40,543)	(40,543)
Intangible assets CorpBanca Colombia	-	(357)	(357)	-	(1,878)	(1,878)
Intangible assets mercantile credit CorpColombia	70	-	70	67	-	67
Business combination CorpBanca	24,425	(87,362)	(62,937)	28,468	(92,847)	(64,379)
Other	7,070	(6,755)	315	4,026	(5,344)	(1,318)

Total deferred tax assets (liabilities)	322,352	(213,566)	108,786	287,051	(211,617)	75,434

e.2 Deferred taxes by geographic area

	As of June 30, 2017			As of December 31, 2016
	Chile	New York	Colombia	Chile	New York	Colombia

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Deferred tax assets	217,649	30,680	74,023	208,502	25,429	53,120
Deferred tax liabilities	(114,909)	-	(98,657)	(117,241)	-	(94,376)

Net total by geographic area	102,740	30,680	(24,634)	91,261	25,429	(41,256)

Assets	322,352			287,051
Liabilities	(213,566)			(211,617)

The effects of deferred tax assets and liabilities assigned as a result of temporary differences are detailed by geographic area as follows.

	6-30-2017			12-31-2016

	Chile	New York	Colombia	Chile	New York	Colombia

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Credit risk provisions	78,321	9,822	18,513	73,019	8,846	15,988
Interest and indexation past due portfolio	7,472	-	-	6,958	-	-
Unaccrued price difference	150	-	-	142	-	-
Personnel provisions	5,752	392	5,845	4,322	577	5,742
Miscellaneous provisions	12,592	1,908	5,332	13,010	1,399	5,122
Subsidiary tax loss	1,182	17,532	35,406	1,202	13,967	17,412
Net tax value of amortizable assets	19,988	-	-	18,557	-	-
Depreciation of property, plant and equipment	(28,387)	-	(2,664)	(23,864)	-	(3,908)
Lease division and others	28,052	-	2,632	19,823	-	5,171
Market value of financial instruments	(12,676)	-	(35,469)	(12,554)	-	(27,989)
Intangible assets CorpBanca Colombia	-	-	(357)	(1,512)	-	(366)
Intangible assets mercantile credit CorpColombia	-	-	70	-	-	67
Business combination CorpBanca	(13,814)	-	(49,123)	(8,652)	-	(55,727)
Other	4,107	1,027	(4,819)	810	640	(2,768)

Total asset (liability), net	102,739	30,681	(24,634)	91,261	25,429	(41,256)

Assets	322,352			287,051
Liabilities	(213,566)			(211,617)

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	46

Note 15 - Other Assets

a.	As of June 30, 2017 and December 31, 2016, this account is detailed as follows:

	6-30-2017	12-31-2016
	MCh$	MCh$

Leased assets (5)	12,466	29,017
Assets awarded and recovered (6)	22,044	15,611
Assets received in lieu of payment	36,645	27,413
Provisions for assets received in lieu of payment	(17,620)	(14,543)
Assets awarded in court-ordered public auction	3,019	2,741
Other assets	314,532	416,671
Cash deposits as collateral	34,345	28,847
Accounts and notes receivable (2)	86,809	84,748
Rights for brokerage transactions	37,732	33,170
Macrohedge valuation adjustments	18,725	18,196
Lease prepayments (1)	9,070	10,181
Prepaid expenses (3)	4,441	5,715
Projects in development (4)	5,017	7,939
Threshold effect guarantees (7)	84,643	167,148
Receivable from SBIF	-	21,765
Fair value assets SMU CORP (8)	-	18,309
Other	33,750	20,653

Total	349,042	461,299

(1) Leases prepaid to SMU S.A. for ATM space. (See Note 30, letter b).

(2) This includes rights and accounts that fall outside the Bank’s line of business such as tax credits, cash guarantee deposits and other balances pending collections.

(3) It incorporates payments made for different services that will be received that have not yet been accrued.

(4) IT projects and other projects in progress.

(5) Property, plant and equipment to be given under finance lease.

(6) Corresponds to assets received as payment of past-due debts of customers. The set of assets held by the Bank that were acquired in lieu of payment should at no time exceed 20% of the Bank’s regulatory capital. These assets currently represent 1.1% (0.9% as of December 31, 2016) of the Bank’s regulatory capital. Assets awarded in court-ordered auctions are assets that have been awarded in court-ordered auctions to pay debts previously contracted with the Bank. Assets awarded in court-ordered auctions are not subject to the previously mentioned margin. These properties are available-for-sale assets. For the majority of the assets, the Bank expects to complete the sale within one year of the date on which the asset was received or acquired. If the asset is not sold during the course of a year, it must be written off. Provisions are also recorded for the difference between the initial value of these assets and their realizable value when the former is greater.

(7) Guarantees for financial transactions.

(8) Corresponds to the fair value of the assets of SMUCorp and the elimination upon consolidation.

b.	Movements in the provision for assets received or awarded in lieu of payment for the periods ended June 30, 2017 and December 31, 2016, are detailed as follows:

Accumulated Amortization and Impairment	Provisions for Assets Received in Lieu of Payment
	MCh$	MCh$
Balance as of January 1, 2017 / Balance as of January 1, 2016	(14,543)	(108)
Provisions released	6,738	226
Provisions recorded	(9,118)	(14,987)
Exchange differences	(697)	326
Balance as of June 30, 2017 / Balance as of December 31, 2016	(17,620)	(14,543)

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	47

Note 16 - Demand and Time Deposits and Other Obligations

a. As of June 30, 2017 and December 31, 2016, demand deposits and other obligations are detailed as follows:

	6-30-2017	12-31-2016
	MCh$	MCh$
Current accounts	2,435,985	2,591,618
Other demand deposits and accounts	1,576,270	1,536,294
Payments on behalf of loans to be settled	146,595	161,878
Other demand balances	196,913	163,401
Total	4,355,763	4,453,191

b. As of June 30, 2017 and December 31, 2016, time deposits and other borrowings are detailed as follows:

	6-30-2017	12-31-2016
	MCh$	MCh$
Time deposits	9,926,740	11,549,010
Term savings accounts	30,356	32,425
Other term balances payable	291	275
Total	9,957,387	11,581,710

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	48

Note 17 - Borrowings from Financial Institutions

a. As of June 30, 2017 and December 31, 2016, borrowings from financial institutions are detailed as follows:

	6-30-2017	12-31-2016
	MCh$	MCh$
Loans from Chilean Financial Institutions
Banco de Chile	51	-

Loans from Foreign Financial Institutions
Standard Chartered Bank	76,121	139,702
Atlantic Security Bank (Cayman)	6,977	-
Balboa Bank and Trust Corp	5,676	-
Bank of Taiwan (L.A. Branch)	5,370	-
Bank of Taiwan (N.Y. Branch)	5,422	-
Bayern Landesbank	6,640	-
China Construction Bank	15,271	-
Foundation for Financiera de Desarrollo S.A (Cofide)	34,650	-
Export Development Canada	33,199	-
Inteligo Bank Ltd	6,665	-
Interfondos S.A Sociedad Admin de fondos	10,957	-
Land Bank of Taiwan, (N.Y. Branch)	6,778	-
Shanghai Commercial & Savings Bank	6,640	-
The Export-IM Apple Bank for Saving	6,640	-
Commerzbank AG	80,734	83,876
Wells Fargo Bank, N.A.	161,598	281,670
Corporacion Interamericana de Inversiones USA	2,211	2,981
Citibank N.A.	102,969	113,450
Findeter S.A - Financiera del Desarrollo Territorial	56,334	61,763
Sumitomo Mitsui Banking Corporation	98,934	144,536
Bancoldex S.A - Banco de Comercio Exterior de Colombia S.A	110,780	51,327
Bank of America, N.A.	289,037	200,430
Bank of Montreal	18,098	79,088
Wachovia Bank N.A.	-	5
Corporacion Andina de Fomento	29,636	33,170
Bank of Nova Scotia	38,374	15,018
IFC Corp Financiera Internacional	132,794	133,962
Cobank CB	9,707	40,182
Scotiabank Canada	-	30,141
Banco Crédito del Peru	40,715	59,444
HSBC USA	16,599	26,792
Deg Deutsche Investitions	8,964	12,057
Ing Bank NV	12,428	10,019
Bank of China lt	4,980	5,024
KFW Ipex Bank	-	5,358
Barclays Bank PLC London	6,599	13,641
Mercantil CA Banco Universal	16,101	16,324
Bankinter SA	6,613	6,578
Banco de Bogota	4,355	31,690
Taiwan Cooperative Bank	30,256	53,117
Banco República	11,814	121,834
Banque Nationale Du Canada	6,468	23,443
Mizuho Corporate Bank	42,660	23,443
FONDOS SURA SAF S.A.C.	14,042	11,674
BNP Paribas	45,513	23,443
Banco de la Produccion SA	-	10,163
Banco Latinoamericano de export.	16,224	57,259
Apple Bank for Savings	13,279	13,396
Scotia Fondos Soc. Admin de Fondos S.A.	29,032	26,110
Credicorp Capital SASAF	141,015	116,374
Uni Bank & Trust, Inc	9,960	10,049
Bancaribe curacao Bank n.v.	14,942	13,420
BBVA ASSET MGMT CONTL SA SOC ADM FONDOS PERU	53,176	34,262
Other banks	169,998	43,655
Total	2,073,996	2,179,870

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	49

b. Borrowings from Financial Institutions by Maturity:

	6-30-2017	12-31-2016
	MCh$	MCh$
Maturing within 1 year	1,219,027	1,206,576
Maturing between 1 and 2 years	596,520	730,642
Maturing between 2 and 3 years	11,253	5,068
Maturing between 3 and 4 years	17,363	12,887
Maturing between 4 and 5 years	9,212	6,889
Maturing after 5 years	220,621	217,808
Total	2,073,996	2,179,870

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	50

Note 18 - Debt Instruments Issued and Other Financial Liabilities

As of June 30, 2017 and December 31, 2016, this account is detailed as follows:

	6-30-2017	12-31-2016
	MCh$	MCh$
Debt instruments issued
Letters of credit	76,651	86,210
Senior bonds	5,229,423	4,290,747
Subordinated bonds	1,085,294	1,083,296
Subtotal	6,391,368	5,460,253
Other financial liabilities
Public-sector obligations	-	-
Other Chilean obligations	14,437	23,298
Foreign obligations	2,081	2,265
Subtotal	16,518	25,563
Total	6,407,886	5,485,816

Debt classified as short term includes demand obligations or obligations that will mature in less than one year. All other debt is classified as long term:

	As of June 30, 2017			As of December 31, 2016
	Long-term	Short-term	Total	Long-term	Short-term	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Letters of credit	61,249	15,402	76,651	71,239	14,971	86,210
Senior bonds	4,215,559	1,013,864	5,229,423	3,836,778	453,969	4,290,747
Subordinated bonds	1,084,847	447	1,085,294	1,051,148	32,148	1,083,296
Debt instruments issued	5,361,655	1,029,713	6,391,368	4,959,165	501,088	5,460,253
Other financial liabilities	14,437	2,081	16,518	23,298	2,265	25,563

The following tables provide further detail on each debt instrument:

a. Letters of Credit

	6-30-2017	12-31-2016
	MCh$	MCh$
Maturing within 1 year	15,402	14,971
Maturing between 1 and 2 years	10,616	11,056
Maturing between 2 and 3 years	7,773	10,128
Maturing between 3 and 4 years	8,312	8,158
Maturing between 4 and 5 years	7,375	5,346
Maturing in more than 5 years	27,173	36,551
Total letters of credit	76,651	86,210

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	51

b. Senior Bonds

Series/Ticker	Maturity	Interest Rate	Currency	6-30-2017	12-31-2016
				MCh$	MCh$
A	01-07-2017	3.75%	UF	67,894	67,084
B	01-10-2017	3.50%	UF	67,237	66,466
E	01-06-2032	5.00%	UF	42,322	41,871
F	01-01-2032	4.00%	UF	27,270	26,961
G	01-03-2032	4.00%	UF	42,352	41,894
I	01-10-2030	4.00%	UF	27,839	27,533
J	01-01-2031	4.00%	UF	27,505	27,203
K	01-06-2021	3.50%	UF	26,744	26,406
L-2	01-10-2022	3.50%	UF	26,378	26,039
M-2	01-10-2018	3.50%	UF	26,669	26,332
N	01-05-2019	3.50%	UF	26,690	26,364
O	01-03-2021	3.50%	UF	26,461	26,118
P	01-03-2026	3.75%	UF	26,581	26,262
Q-1	01-03-2023	3.75%	UF	26,770	26,451
R-2	01-02-2028	3.75%	UF	26,704	26,387
S	01-09-2020	3.50%	UF	26,655	26,321
T	10-09-2022	3.50%	UF	26,646	26,320
U	01-09-2024	3.75%	UF	26,469	26,144
XX	01-09-2027	3.75%	UF	26,271	25,945
W	01-09-2029	3.75%	UF	26,237	25,914
X	01-03-2024	3.80%	UF	53,733	53,118
Y	01-03-2028	3.80%	UF	53,568	52,943
Z	01-02-2033	3.80%	UF	27,050	26,739
AA	01-06-2018	6.70%	Ch$	29,394	30,765
AB	01-10-2029	3.80%	UF	42,206	41,770
AC	01-10-2033	3.80%	UF	55,481	54,867
AF	01-06-2022	3.50%	UF	54,231	53,663
AG	01-06-2024	3.50%	UF	163,858	162,150
AH	01-06-2029	3.60%	UF	55,378	54,792
AI	01-04-2020	3.50%	UF	138,808	137,924
AJ	01-06-2025	3.60%	UF	55,378	58,620
AL-2	01-07-2025	3.50%	UF	55,086	54,483
Subtotal Former Itaú				1,431,865	1,421,849
BCORAF0710	01-07-2017	3.00%	CLF	168,071	166,897
BCORAG0710	10-09-2018	3.00%	CLF	79,718	81,084
BCORAI0710	01-07-2020	3.00%	CLF	197,223	195,199
BCOR-L0707	01-07-2017	3.40%	CLF	108,454	107,869
BCORAJ0710	03-08-2021	3.00%	CLF	75,873	75,080
BCOR-P0110	09-07-2020	7.30%	Ch$	24,795	24,982
BCORBW0914	30-08-2020	5.00%	Ch$	45,588	46,669
BCOR-R0110	09-07-2020	4.00%	CLF	141,079	140,226
BCORUSD0118	15-01-2018	3.13%	US$	490,047	495,871
BCORUSD0919	22-09-2019	3.88%	US$	511,181	517,724
BCORAL0710	03-08-2023	3.00%	CLF	111,890	110,845
BCORAN0710	01-07-2025	3.00%	CLF	181,297	179,460
BCORAO0710	01-07-2026	3.00%	CLF	323,043	234,079
BCORBX0914	30-08-2021	5.00%	Ch$	42,552	43,336
BCORCA0914	01-09-2024	5.00%	Ch$	99,987	99,917
BCORAP0710	01-07-2027	3.00%	CLF	379,748	-
BCORAQ0710	01-07-2028	3.00%	CLF	293,323	-
BCORAK0710	01-07-2022	3.00%	CLF	173,745	-
Subtotal Former CorpBanca				3,447,614	2,519,238
BBSA168B18	02-03-2018	8.99%	COP	18,930	48,144
BBSA26SA48	10-08-2020	8.74%	COP	27,512	46,181
BBSA316SA060	23-11-2020	8.03%	COP	47,890	40,364
BBCR1109B84	28-10-2017	10.33%	COP	20,847	26,606
BBCR3119B84	03-08-2018	10.57%	COP	13,912	21,005

BBCR1099B120	10-12-2019	11.30%	COP	19,600	18,826
BBSA69C120	10-08-2026	10.68%	COP	45,947	23,198
BBSA69C180	10-08-2031	10.95%	COP	40,160	43,316
BBSA3169C180	23-11-2031	10.80%	COP	23,023	49,479
BBSA168B18	02-09-2017	9.74%	COP	42,990	19,047
BBCR3117C84	03-08-2018	4.58%	COP	49,133	13,494
Subtotal CorpBanca Colombia				349,944	349,660
Total				5,229,423	4,290,747

Senior bond maturities are detailed as follows:

	6-30-2017	12-31-2016
	MCh$	MCh$
Maturing within 1 year	1,013,864	453,969
Maturing between 1 and 2 years	196,122	716,695
Maturing between 2 and 3 years	669,589	562,914
Maturing between 3 and 4 years	563,947	657,866
Maturing between 4 and 5 years	172,656	695,324
Maturing in more than 5 years	2,613,245	1,203,979
Total	5,229,423	4,290,747

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	52

c. Subordinated Bonds

Series/Ticker	Maturity	Interest Rate	Currency	6-30-2017	12-31-2016
				MCh$	MCh$
AE1	01-01-2034	3.80%	UF	54,306	53,669
C1	01-04-2033	3.50%	UF	6,451	6,572
C2	01-04-2033	3.50%	UF	14,027	14,273
D	01-10-2033	4.50%	UF	21,459	21,833
Subtotal Former Itaú				96,243	96,347
UCOR-V0808	01-08-2033	4.60%	UF	158,990	157,444
UCOR-Y1197	01-11-2022	6.50%	UF	7,271	7,786
UCOR-Z1197	01-11-2022	6.50%	UF	16,973	18,176
UCORAA0809	09-08-2035	4.90%	UF	144,777	143,413
UCORBF0710	01-07-2032	4.00%	UF	13,950	13,795
UCORBI0710	01-07-2035	4.00%	UF	32,082	31,723
UCORBJ0710	01-07-2036	4.00%	UF	152,599	150,861
UCORBL0710	01-07-2038	4.00%	UF	111,134	109,868
UCORBN0710	01-07-2040	4.00%	UF	85,556	84,573
UCORBP0710	01-07-2042	4.00%	UF	41,716	41,237
Subtotal Former CorpBanca				765,048	758,876
US05968TAB17	08-03-2024	LIBOR +SPREAD 4	COP	32,181	115,706
BBSA1099B1	30-03-2019	10.79%	COP	32,594	483
BBSA110BAVA	23-09-2017	10.68%	COP	447	32,148
BBSA1099B4	30-03-2019	12.85%	COP	21,157	23,139
BBSA1139AS10	07-02-2023	10.08%	COP	22,920	23,542
BBSA1139AS15	07-02-2028	10.20%	COP	114,704	33,055
Subtotal CorpBanca Colombia				224,003	228,073
Total				1,085,294	1,083,296

Subordinated bond maturities are detailed as follows:

	6-30-2017	12-31-2016
	MCh$	MCh$
Maturing within 1 year	447	32,148
Maturing between 1 and 2 years	53,751	-
Maturing between 2 and 3 years	-	23,622
Maturing between 3 and 4 years	-	-
Maturing between 4 and 5 years	-	-
Maturing in more than 5 years	1,031,096	1,027,526
Total	1,085,294	1,083,296

d. Other Financial Liabilities

	6-30-2017	12-31-2016
	MCh$	MCh$
Maturing within 1 year	2,081	2,265
Maturing between 1 and 2 years	-	-
Maturing between 2 and 3 years	-	-
Maturing between 3 and 4 years	-	-
Maturing between 4 and 5 years	-	-
Maturing in more than 5 years	-	-
Subtotal foreign financial liabilities	2,081	2,265
Short-term liabilities:
Amounts due to credit card operators	14,437	23,298
Other	-	-
Subtotal domestic financial liabilities	14,437	23,298
Total other financial liabilities	16,518	25,563

As of June 30, 2017 and December 31, 2016, the Bank has not defaulted on principal, interest or other payments related to its debt instruments.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	53

Note 19 - Other Liabilities

As of June 30, 2017 and December 31, 2016, this account is detailed as follows:

	6-30-2016	12-31-2016
	MCh$	MCh$
Accounts and notes payable (1)	454,674	190,111
Dividends payable	658	298
Unearned revenue	6,826	6,383
Brokerage payables	46,640	22,648
Threshold effect guarantees (2)	91,111	49,776
Fair value liabilities SMU CORP (3)	-	17,426
Elimination upon consolidation SMU CORP (3)	-	(10,394)
Other liabilities	1,678	594
Total	601,587	276,842

(1)

This consists of obligations that fall outside the Bank’s line of business such as withholding taxes, social security payments, credits on materials purchases, credits on or obligations for lease agreements to acquire property, plant or equipment, or provisions for expenses pending payment.

(2)	Guarantees for financial transactions.
(3)	Corresponds to the fair value of the assets of SMUCorp and the elimination upon consolidation.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	54

Note 20 - Contingencies, Commitments and Responsibilities

This section discloses information on contingencies of significant loss, contingent loans, contingent liabilities not reflected in the financial statements and other responsibilities, lawsuits or other legal actions involving the Bank and/or its Subsidiaries.

a.	Lawsuits and Legal Proceedings

•

As of the date of issuance of these Consolidated Financial Statements, legal actions have been filed against the Bank and its subsidiaries involving its normal operations. They are mainly lawsuits pending against the Bank related to loans and other matters, most of which, according to the Bank’s Legal Services Divisions involved in the suits, present no risk of significant loss. Nevertheless, as of June 30, 2017 and December 31, 2016, it has recorded provisions of MCh$9,958 and MCh$31,487, respectively, related mainly to the recovery of a SBIF fine of MCh$21,765[17] recorded as “Provisions released” in the Consolidated Statement of Financial Position and detailed as follows:

	6-30-2017	12-31-2016
	MCh$	MCh$
Opening balance	31,487	449
Integration Itaú-Corpbanca	-	22,783
Provisions recorded	370	8,999
Provisions released	(21,899)	(744)
Total	9,958	31,487

•

On December 20, 2016, Helm LLC filed a lawsuit in the New York State Supreme Court (“the State Court Lawsuit”) and a Request for Arbitration before the ICC International Arbitration Court (the “Arbitration”), against Itaú Corpbanca, alleging certain breaches of contract. These alleged breaches refer to (i) the amended shareholder agreement of HB Acquisition S.A.S. dated July 31, 2013 (“SHA”) and (ii) the Transaction Agreement (“TA”) dated January 29, 2014, as amended, which governs, among other matters, the merger between Itaú Chile S.A. and Corpbanca, by which Itaú Corpbanca was formed, and the potential acquisition by Itaú Corpbanca of certain shares of Corpbanca Colombia (the “Acquisition of the Shares under the TA”) on or before January 29, 2017. In the State Court Lawsuit, Helm LLC sought an injunction to support the arbitration to prevent the Acquisition of the Shares from taking place, which, as reported by Itaú Corpbanca as an Essential Event on December 20, 2016, was postponed until January 28, 2022.

On December 30, 2016, Itaú Corpbanca filed its response to the motions filed by Helm LLC in accordance with the State Court Lawsuit and, later, on January 26, 2017, Helm LLC filed a notice to withdraw the State Court Lawsuit. The Arbitration has begun in accordance with applicable procedures. Itaú Corpbanca and Corpbanca Colombia (the latter as nominal defendant) filed their respective responses to the arbitration suit on February 14, 2017.

Itaú Corpbanca believes that the actions filed in the Arbitration by Helm LLC have no grounds and Itaú Corpbanca has filed a countersuit against Helm LLC for breaching the SHA. Itaú Corpbanca has taken and will continue to take all steps necessary to enforce its rights under the SHA in accordance with applicable law.

•

Other legal actions have been filed against the Bank involving its normal operations. The Bank’s maximum exposure for these lawsuits amounts to approximately MCh$28,605 as of June 30, 2017 (MCh$24,000 as of December 31, 2016). However, in management’s opinion, based on reports from the Legal Division as of June 30, 2017 and year-end 2016, it is not very likely that these lawsuits result in significant losses not foreseen by the Bank in these financial statements and, therefore, management has not recorded any provisions for them.

17 The amount released is included in Other operating income in the Statement of Income and represents 57.61% of that balance. See Note 33, Itaú Corpbanca, SBIF Ruling for more information on this matter.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	55

b.	Contingent Loans and Provisions

The following table contains the amounts for which the Bank and its subsidiaries are contractually obliged to provide loans and the amount of credit risk provisions established:

	Loans		Provisions
	6-30-2017	12-31-2016	6-30-2017	12-31-2016
	MCh$	MCh$	MCh$	MCh$
Co-signatures and guarantees	312,569	264,081	6,612	6,215
Confirmed foreign letters of credit	75	167	1	-
Issued documentary letters of credit	85,481	64,216	325	413
Performance and bid bonds	1,231,601	1,146,598	8,739	8,668
Immediately available credit lines	2,388,805	2,581,859	8,993	7,150
Other loan commitments	1,005,334	1,253,215	13,512	13,107
Other contingent loans	-	-	-	-
Total	5,023,865	5,310,136	38,182	35,553

c.	Responsibilities

The Bank and its subsidiaries are liable for the following as a result of their normal course of business:

	6-30-2017	12-31-2016
	MCh$	MCh$
Transactions on behalf of third parties
Collections	53,387	41,171
Transferred financial assets managed by the bank	876,405	883,902
Third-party resources managed by the bank	1,201,711	1,165,764
Subtotal	2,131,503	2,090,837
Securities custody
Securities in custody held by the bank	6,451,235	5,636,858
Securities deposited in other entities	288,629	455,678
Instruments issued by the bank	162,355	200,333
Subtotal	6,902,219	6,292,869
Commitments
Other	-	-
Subtotal	-	-
Total	9,033,722	8,383,706

d.	Guarantees, Contingencies and Other

Itaú Corpbanca Colombia S.A.

•

The Bank and its subsidiaries are involved in civil, administrative and labor proceedings. Of the 161 outstanding civil and administrative proceedings, 92 are related to banking operations and 69 to ownership of leased assets. In aggregate, the lawsuits are seeking MCh$14,865. The likelihood of loss is considered potential in 5 cases, remote in 139 cases and probable in 17 cases. Based on this evaluation, the Bank has recorded a provision of MCh$928. The Bank has provisioned MCh$942 for labor proceedings. In aggregate, these lawsuits are seeking MCh$1,991. Of the 139 cases, the likelihood of loss is considered probable in 59 cases and remote in 80 cases.

Corpbanca Corredora de Seguros S.A.

•

In order to comply with Article 58, letter d) of DFL 251 of 1930, which states, “Insurance Brokers, in order to conduct business, must comply with the requirement of contracting insurance policies as determined by the Superintendency of Securities and Insurance, in order to correctly and fully comply with the obligations arising from its activities and especially regarding damages that may be incurred by insured parties that contract policies through the brokerage house”, the company has renewed the following (civil liability and guarantee) policies:

Entity	Start	End	Amount (UF)	Beneficiary
Consorcio Nacional de Seguros S.A.	04/15/2016	04/14/2017	60,000 and 500	CorpBanca Corredores de Seguros S.A.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	56

Itaú Chile Corredora de Seguros Limitada.

•

As established in Article 58, letter D of DFL 251 and SVS Ruling No. 1,160, the company has taken out liability and guarantee policies to cover the risk of potential damages that could affect it and to ensure correct and full compliance with all obligations arising from its activities and, especially, regarding damages that may be incurred by insured parties that contract policies through the brokerage house.

Entity	Start	End	Amount (UF)	Beneficiary
Consorcio Nacional de Seguros S.A.	04/15/2017	04/14/2018	60,000 and 500	Itaú Corredora de Seguros

CorpBanca Administradora General de Fondos S.A.

•

On March 23, 2016, the company’s Board authorized the subscription of units issued by the fund it manages known as Corp Inmobiliario I Private Investment Fund for up to UF 6,000 in order to complete the resources needed to pay, at maturity, the bank loan taken out by the operating company to acquire the property.

•

On June 2, 2017, Corpbanca Administradora General de Fondos S.A. took out a performance bond issued by Banco Santander Chile, payable on demand, for MCh$399, equivalent to UF 15,000, in favor of Corporación de Fomento de la Producción to guarantee faithful performance of an agreement to manage CORFO portfolios, committees and Funds and payment of employment and social security obligations to employees of the contracting party. The bond expires on August 31, 2021.

•

On June 6, 2017, CorpBanca Administradora General de Fondos S.A. took out a performance bond issued by Banco Santander Chile, payable upon demand, for MCh$13, equivalent to UF500.00 in favor of Corporación de Fomento de la Producción to guarantee faithful and timely performance of the obligations arising from the agreement to manage Portfolios, Committees and Funds, and payment of employment and social security obligations to employees of the contracting party, expiring August 31, 2021.

•

On June 27, 2017, Corpbanca Administradora General de Fondos S.A took out a bid bond issued by Banco Itaú Corpbanca to guarantee the seriousness of its bid to provide Investment Portfolio Management Services presented to the National Television Council, expiring July 27, 2017. The amount of this bond is MCh$5.

On June 28, 2017, CorpBanca Administradora General de Fondos S.A. renewed the employee dishonesty insurance policy it had with Orion Seguros Generales S.A. The new policy is in effect from May 1, 2017 to April 30, 2018.

Itaú Corpbanca Corredores de Bolsa S.A.

•

To comply with articles 30 and 31 of Law 18,045, the subsidiary has a performance bond in favor of Bolsa Electrónica de Chile (the Chilean Electronic Stock Exchange) to ensure correct and complete performance of all obligations as a securities intermediary. The beneficiaries of this guarantee are its present or future creditors as a result of its brokerage operations. The performance bond is detailed as follows:

Entity	Start	End	Amount (UF)	Beneficiary
Itaú Chile	6/30/2017	4/22/2018	16,000	Bolsa Electrónica de Chile
Mapfre Compañía de Seguros S.A.	6/30/2017	4/22/2018	4,000	Bolsa de Comercio de Santiago

•	The subsidiary also has a comprehensive insurance policy to comply with Ruling No. 52 from Bolsa Electrónica de Chile.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	57

The comprehensive insurance policy is detailed as follows:

Entity	Start	End	Amount (ThUS$)	Beneficiary
Orión Seguros Generales S.A	05/01/2017	04/30/2018	5,000 and 10,000	Bolsa Electrónica de Chile

•

The subsidiary established a pledge on its shares of Bolsa de Comercio de Santiago (Santiago Exchange) in favor of that company to guarantee compliance with its obligations arising from transactions carried out with other brokers.

•	As of June 30, 2017, MCh$2,239 in cash and MCh$1,141 in financial instruments have been furnished as a guarantee to CCLV, Contraparte Central S.A.

•

The subsidiary has a performance bond as a representative of the beneficiaries of the guarantee in articles 98 and 99 of Law No. 20,172, in order to guarantee faithful and full compliance of our obligations as a Portfolio Manager.

The performance bond is detailed as follows:

Entity	Start	End	Amount (UF)	Beneficiary
Itaú Chile	04/20/2017	04/20/2018	10,000	Itaú Chile

Itaú Chile Administradora General de Fondos S.A.

During the year 2017, the Company took out performance bonds issued by Itaú Corpbanca for the funds it manages in order to guarantee faithful performance of its obligations to manage third-party funds and provide compensation for damages arising from failure to comply with Articles 226 and 227 of Law 18,045. The bonds total UF521,826.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	58

Note 21 - Equity

a.	Movements in capital and reserve accounts (attributable to Bank shareholders)

As of June 30, 2017 and December 31, 2016, the Bank’s paid-in capital is represented by common shares with no par value, all of which are fully subscribed and paid, detailed as follows:

	Common Shares
	06/30/2017	12/31/2016
	(number)	(number)
Issued as of January 1	512,406,760,091	115,039,690,651
Issuance of paid shares	-	57,008,875,206
Issuance of shares payable	-	-
Share repurchase	-	-
Sale of treasury shares	-	-
Increase in shares for Itaú-CorpBanca business combination	-	340,358,194,234
Total	512,406,760,091	512,406,760,091

i.	Subscribed and Paid-in Shares

2017

As of June 30, 2017, the Bank’s paid capital is represented by 512,406,760,091 subscribed and paid common shares with no par value, totaling MCh$1,862,826.

2016

As of December 31, 2016, the Bank’s paid capital is represented by 512,406,760,091 subscribed and paid common shares with no par value, totaling MCh$1,862,826.

On March 22, 2016, Banco Itaú Chile’s capital was increased by MCh$392,813, through the subscription of 710,477 of the bank’s single-series shares with no par value (equivalent to 57,008,875,206 shares of the merged bank based on the exchange ratio for the business combination), which were subscribed and paid by ITB Holding Brasil Participações Ltda., a wholly owned subsidiary of Itaú Unibanco Holding S.A., within the framework of the merger of Banco Itaú Chile and CorpBanca and in compliance with the “Transaction Agreement” signed on January 29, 2014.

ii.	Purchases and Sales of Bank Shares

As of June 30, 2017 and December 31, 2016, there were no purchase or sale transactions by the Bank involving its own shares.

iii.	Profit distribution

2017

At the Annual General Meeting of the shareholders of Banco Itaú Corpbanca on March 27, 2017, shareholders agreed to distribute MCh$618 in earnings, representing 30% of profit for the year 2016.

2016

At the Annual General Meeting of the shareholders of Banco Itaú Chile on March 11, 2016, shareholders agreed to distribute MCh$52,168 in earnings, representing 50% of profit for the year 2015.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	59

Main Shareholders

For the periods ended June 30, 2017 and December 31, 2016, the Bank’s main shareholders were:

	Common Shares		Common Shares
	As of June 30, 2017		As of December 31, 2016
		Ownership		Ownership
	No. of Shares	Interest (%)	No. of Shares	Interest (%)
CORP GROUP BANKING SA	137,927,850,073	26.9200%	137,927,850,073	26.9200%	(**)
ITAU UNIBANCO HOLDING SA	115,039,610,411	22.4500%	115,039,610,411	22.4500%	(*)
ITB HOLDING BRASIL PARTICIPACOES LTDA	57,008,875,206	11.1300%	57,008,875,206	11.1300%	(*)
BANCO DE CHILE, ON BEHALF OF NON-RESIDENT THIRD PARTIES	24,523,340,914	4.7900%	34,697,252,144	6.7700%
BANCO SANTANDER ON BEHALF OF FOREIGN INVESTORS	23,086,707,759	4.5100%	24,021,718,245	4.6900%
COMPANIA INMOBILIARIA Y DE INVERSIONES SAGA SPA	20,918,245,555	4.0800%	20,918,245,555	4.0800%	(**)
BANCO ITAU CORPBANCA ON BEHALF OF FOREIGN INVESTORS	14,527,768,515	2.8400%	16,896,763,861	3.3000%
CGB II SPA	10,908,002,836	2.1300%	10,908,002,836	2.1300%	(*)
Deutsche Bank Trust Company Americas (ADRS)	9,817,092,180	1.9200%	12,208,319,000	2.3800%
SIERRA NEVADA INVESTMENTS CHILE DOS LTDA	9,213,167,000	1.8000%	9,817,092,180	1.9200%
MONEDA SA AFI FOR PIONERO INVESTMENT FUND	6,155,091,000	1.2000%	6,439,100,000	1.2600%
SANTANDER CORREDORES DE BOLSA LIMITADA	5,469,467,437	1.0700%	4,263,874,365	0.8300%
BCI C DE B S A	5,105,885,716	1.0000%	3,668,476,754	0.7200%
BTG PACTUAL CHILE S A C DE B	4,254,172,076	0.8300%	3,189,647,829	0.6200%
LARRAIN VIAL S A CORREDORA DE BOLSA	3,998,602,244	0.7800%	2,147,884,847	0.4200%
CIA DE SEGUROS DE VIDA CONSORCIO NACIONAL DE SEGUROS SA	3,701,635,438	0.7200%	3,385,042,102	0.6600%
BOLSA DE COMERCIO DE SANTIAGO BOLSA DE VALORES	3,385,042,102	0.6600%	5,924,676,733	1.1600%
VALORES SECURITY S A C DE B	3,296,935,206	0.6400%	2,666,153,592	0.5200%
ITAU CORPBANCA CORREDORES DE BOLSA SA	3,189,213,077	0.6200%	2,343,983,311	0.4600%
BANCHILE C DE B S A	2,970,503,012	0.5800%	2,594,977,357	0.5100%
INMOB E INVERSIONES BOQUINENI LTDA	2,568,457,125	0.5000%	2,353,758,526	0.4600%
CREDICORP CAPITAL SA CORREDORES DE BOLSA	2,526,942,749	0.4900%	1,760,461,049	0.3400%
MBI ARBITRAGE INVESTMENT FUND	2,353,758,526	0.4600%	1,954,622,415	0.3800%
INV LAS NIEVES S A	2,266,829,105	0.4400%	1,890,725,224	0.3700%
CONSORCIO C DE B S A	1,890,725,224	0.3700%	-	-
COMPANIA DE SEGUROS CONFUTURO S.A.	-	-	1,824,850,780	0.3600%
OTHER	36,302,839,605	7.0700%	26,554,795,696	5.1600%

TOTAL	512,406,760,091	100.0000%	512,406,760,091	100.0000%

(*) The controlling group Itaú Unibanco Holding S.A. has a total interest of 35.71%.

(**) CorpGroup has an interest of 31.00%, which includes 182,125,023 shares of Saga under custody.

b.  Dividends

Dividends distributed by the entity are detailed as follows:

Period	Profit Attributable to Owners of the Bank	Allocated to Reserves or Retained Earnings	Allocated as Dividends	Percent Distributed	No. of Shares	No. of Shares Restated (*)	Dividend per Share (Ch$)
	MCh$	MCh$	MCh$	%
2016 (Annual General Meeting March 2017)	2,059	1,441	618	30	512,406,760,091	-	0.0012
2015 (Annual General Meeting March 2016)	104,336	52,168	52,168	50	1,433,690	115,039,690,651	36,387

(*) This corresponds to the total number of shares of Banco Itaú Chile restated based on the exchange ratio for the business combination that gave rise to Itaú Corpbanca.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	60

For the six months ended June 30, 2017 and 2016, the Bank’s diluted and basic earnings are detailed as follows:

	6-30-2017		12-31-2016		6-30-2016
	No. of Shares	Amount	No. of Shares	Amount	No. of Shares	Amount
	Millions	MCh$	Millions	MCh$	Millions	MCh$
Diluted and Basic Earnings
Basic earnings per share
Profit for the period	-	89,021	-	2,059	-	34,682
Weighted average number of shares outstanding	-	-	415,165	-	342,228	-
Assumed conversion of convertible debt	-	-	-	-	-	-
Adjusted number of shares	512,407	-	415,165	-	342,228	-
Basic earnings per share	-	0.174	-	0.005	-	0.101
Diluted earnings per share
Profit for the period	-	89,021	-	2,059	-	34,682
Weighted average number of shares outstanding	512,407		415,165		342,228
Dilutive effect of:
Assumed conversion of convertible debt	-	-	-	-	-	-
Conversion of common shares	-	-	-	-	-	-
Options rights	-	-	-	-	342,228	-
Adjusted number of shares	512,407		415,165	-	115,040
Diluted earnings per share		0.174	-	0.005	-	0.101

c.   Valuation Accounts

Fair Value Reserve. This includes accumulated net changes in the fair value of investments available for sale until the investment is recognized or the need to make impairment provisions exists.

Translation Reserves. This includes the effects of converting the financial statements of the New York Branch and Colombian Subsidiaries, whose functional currencies are the US dollar and Colombian peso, respectively, to the presentation currency of Itaú Corpbanca (the Chilean peso).

Cash Flow Hedge Reserves. This includes the effects of hedges on the Bank’s exposure to variations in cash flows that are attributed to a particular risk related to a recognized asset and/or liability, which can affect profit and loss for the period.

Foreign Investment Accounting Hedge Reserve. Corresponds to adjustments for hedges of net investments in foreign operations, mentioned above.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	61

The following tables present movements in equity and income taxes for the periods ended June 30, 2017 and December 31, 2016:

	As of	As of
	June 30,	December 31,
	2017	2016
Comprehensive Income for the Period	MCh$	MCh$
Financial assets available for sale
Balance as of January 1	10,372	(1,170)
Gains on portfolio valuation and other adjustments	4,056	11,542

Total	14,428	10,372

Foreign investment hedges
Balance as of January 1	14,917	-
Gain on hedge valuation and other adjustments	11,198	14,917

Total	26,115	14,917

Cash flow hedges
Balance as of January 1	(5,603)	-
Gain (loss) on hedge valuation and other adjustments	6,922	(5,603)

Total	1,319	(5,603)

Translation adjustments
Balance as of January 1	2,380	-
Credit (charge) for net translation adjustments	(16,806)	2,380

Total	(14,426)	2,380

Recognition of defined benefit obligations
Balance as of January 1	(2,598)	-
Charge for defined benefit obligations	(1,115)	(2,598)

Total	(3,713)	(2,598)

Other comprehensive income before taxes	23,723	19,468
Income taxes related to items of other comprehensive income
Income tax related to financial assets available for sale
Balance as of January 1	(2,764)	226
Charge for income tax related to financial assets available for sale	(957)	(2,990)

Total	(3,721)	(2,764)

Income tax related to foreign hedges
Balance as of January 1	(3,219)	-
Charge for income tax related to foreign hedges	(2,604)	(3,219)

Total	(5,823)	(3,219)
Income tax related to cash flow hedges
Balance as of January 1	1,345	-
Credit (charge) for income tax related to cash flow hedges	(1,765)	1,345

Total	(420)	1,345
Income taxes on recognition of defined benefit obligations
Balance as of January 1	722	-
Credit for income tax on recognition of defined benefit obligations	372	722

Total	1,094	722

Total income tax on valuation accounts	(8,870)	(3,916)

Other comprehensive income net of taxes	14,853	15,552

d.   Reserves

This account is comprised of Other reserves not from earnings 18 of MCh$843,097 and Reserves from earnings of MCh$451,011. 19

e.   Retained earnings from prior periods

Corresponds to profit for the year 2016 not distributed to shareholders of MCh$1,441.

f. Non-Controlling Interest

[18]	The values presented in this account correspond to adjustments made as a result of the business combination between Banco Itaú Chile and Corpbanca.
[19]	From Itaú Chile before merger.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	62

f. Non-Controlling Interest

This corresponds to the net amount of equity in the dependent entities attributable to capital that does not belong, directly or indirectly, to the Bank, including the part of profit for the period that is attributed to them. Non-controlling interest in the subsidiary’s equity and profit for the period is detailed as follows:

For the period ended June 30, 2017

				Other Comprehensive Income (Loss)
Subsidiary	Third-Party Interest	Equity	Profit (Loss)	Defined Benefit Obligations	Financial Assets Available for Sale	Effect Translation Adjustment NY Branch	Effect Hedge of Net Inv. in Foreign Operation	Effect Cash Flow Hedge	Deferred Taxes	Total Other Comprehen- sive Income (Loss)	Total Comprehen- sive Income (Loss)
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Corredora de Seguros Helm	20.00%	426	19	-	-	-	-	-	-	-	19
Itaú CorpBanca Colombia and Subsidiaries	33.72%	224,908	(607)	(567)	2,798	(5,838)	(1,190)	-	(59)	(4,856)	(5,463)
Itaú Chile C. de Seguros Ltda.	0.10%	7	5	-	-	-	-	-	-	-	5
Itaú Chile Adm. General de Fondos S.A.	0.01%	-	-	-	-	-	-	-	-	-	-
		225,341	(583)							(4,856)	(5,439)

For the period ended December 31, 2016

				Other Comprehensive Income (Loss)
Subsidiary	Third-Party Interest	Equity	Profit (Loss)	Defined Benefit Obligations	Financial Assets Available for Sale	Effect Translation Adjustment NY Branch NY	Effect Hedge of Net Inv. in Foreign Operation	Effect Hedge of Cash Flow	Deferred Taxes	Total Other Comprehen- sive Income (Loss)	Total Comprehen- sive Income (Loss)
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

SMU CORP S.A.	49.00%	437	-	-	-	-	-	-	-	-	-
Corredora de Seguros Helm	20.00%	601	78	-	-	-	-	-	-	-	78
Itaú CorpBanca Colombia and Subsidiaries	33.72%	229,728	(5,056)	(1,322)	3,876	(9,481)	(1,459)	-	(133)	(8,519)	(13,575)
Itaú Chile C. de Seguros Ltda.	0.10%	13	10	-	-	-	-	-	-	-	10
Itaú Chile Adm. General de Fondos S.A.	0.01%	1	1	-	-	-	-	-	-	-	1
Itaú BBA Corredor de Bolsa Ltda.	0.02%	-	-	-	-	-	-	-	-	-	-
		230,780	(4,967)							(8,519)	(13,486)

Movements in non-controlling interest are detailed as follows:

	06/30/2017	12/31/2016
	MCh$	MCh$
Opening balance	230,780	59
Integration Itaú Corpbanca	-	244,207
Comprehensive income for the period	(5,439)	(13,486)
Closing balance	225,341	230,780

The main subsidiary of Itaú Corpbanca with non-controlling interest is:

Entity	Country	Group Interest	Non-Controlling Interest	Main Activity
Itaú Corpbanca Colombia	Colombia	66.28%	33.72%	Banking

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	63

The following table provides information on the non-controlling interest of the aforementioned company before consolidation elimination adjustments:

	6-30-2017	12-31-2016
Summarized Statement of Financial Position	MCh$	MCh$
Current assets	5,411,941	5,475,492
Current liabilities	4,521,883	4,813,426
Net current assets	890,058	662,066
Non-current assets	1,484,477	1,798,771
Non-current liabilities	1,706,737	1,778,623
Net non-current assets	(222,260)	20,148

Net assets	667,798	682,214
Accumulated non-controlling interest	224,908	229,728

	6-30-2017	12-31-2016
Summarized Statement of Income	MCh$	MCh$
Interest and indexation income	295,934	482,806
Loss for the period	(1,801)	(14,994)
Loss attributable to non-controlling interest	(607)	(5,056)

	6-30-2017	12-31-2016
Summarized Statement of Cash Flows	MCh$	MCh$
Cash flows from operating activities	57,517	(35,057)
Cash flows from investing activities	(32,685)	93,018
Cash flows from financing activities	(14,454)	(4,400)
Net increase in cash flows	10,378	53,561

g.   Consolidated Comprehensive Income for the Period

	As of June 30, 2017			As of December 31, 2016
	Owners of the Bank	Non- Controlling Interest	Total	Owners of the Bank	Non- Controlling Interest	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Consolidated profit (loss) for the period	89,021	(583)	88,438	2,059	(4,967)	(2,908)
Other comprehensive income (loss) before taxes
Financial assets available for sale	4,056	2,798	6,854	11,542	3,876	15,418
Foreign investment hedges	11,198	(1,190)	10,008	14,917	(1,459)	13,458
Cash flow hedges	6,922	-	6,922	(5,603)	-	(5,603)
Translation adjustments	(16,806)	(5,838)	(22,644)	2,380	(9,481)	(7,101)
Defined benefit obligations	(1,115)	(567)	(1,682)	(2,598)	(1,322)	(3,920)
Total	93,276	(5,380)	87,896	22,697	(13,353)	9,344
Income tax benefit (expense)
Financial assets available for sale	(957)	(678)	(1,635)	(2,990)	(1,035)	(4,025)
Foreign investment hedges	(2,604)	432	(2,172)	(3,219)	534	(2,685)
Cash flow hedges	(1,765)	-	(1,765)	1,345	-	1,345
Defined benefit obligations	372	188	560	722	368	1,090
Total	(4,954)	(58)	(5,012)	(4,142)	(133)	(4,275)
Total comprehensive income (loss) for the period	88,322	(5,438)	82,884	18,555	(13,486)	5,069

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	64

Note 22 - Interest and Indexation Income and Expenses

This account includes interest accrued during the period on all financial assets whose implicit or explicit return is obtained by applying the effective interest rate method independent of whether they are valued at fair value, as well as rectifications of products as a result of accounting hedges, which forms part of interest and indexation income and expenses as shown in the Statement of Income for the Period.

a. For the six months ended June 30, 2017 and 2016, interest and indexation income is detailed as follows:

	For the quarter ended June 30,
	2017				2016
	Interest	Indexation	Prepayment Fees	Total	Interest	Indexation	Prepayment Fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Repurchase agreements	1,324	-	-	1,324	2,102	1	-	2,103
Loans and advances to banks	1,360	-	-	1,360	3,395	-	-	3,395
Commercial loans	221,001	29,442	419	250,862	236,125	38,738	897	275,760
Mortgage loans	46,847	24,517	1	71,365	45,399	30,135	5	75,539
Consumer loans	90,278	102	481	90,861	83,828	9	461	84,298
Investment securities	17,580	2,581	-	20,161	24,160	6,557	-	30,717
Other interest or indexation income	2,648	20	-	2,668	2,961	198	-	3,159
Loss from accounting hedges	(2,200)	-	-	(2,200)	(2,674)	-	-	(2,674)
Total	378,838	56,662	901	436,401	395,296	75,638	1,363	472,297

	For the quarter ended June 30,
	2017				2016
	Interest	Indexation	Prepayment Fees	Total	Interest	Indexation	Prepayment Fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Repurchase agreements	4,039	-	-	4,039	2,296	1	-	2,297
Loans and advances to banks	3,474	-	-	3,474	3,657	-	-	3,657
Commercial loans	447,014	48,292	803	496,109	288,427	51,151	970	340,548
Mortgage loans	93,355	40,221	4	133,580	60,553	40,804	7	101,364
Consumer loans	179,029	39	833	179,901	107,613	23	736	108,372
Investment securities	31,730	3,862	-	35,592	27,299	9,155	-	36,454
Other interest or indexation income	4,809	36	-	4,845	4,840	207	-	5,047
Loss from accounting hedges	(2,631)	-	-	(2,631)	(3,664)	-	-	(3,664)
Total	760,819	92,450	1,640	854,909	491,021	101,341	1,713	594,075

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	65

b. For the six months ended June 30, 2017 and 2016, interest and indexation expenses are detailed as follows:

	For the quarter ended June 30,
	2017			2016
	Interest	Indexation	Total	Interest	Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Demand deposits	(20,452)	(67)	(20,519)	(30,535)	(83)	(30,618)
Repurchase agreements	(7,270)	-	(7,270)	(12,921)	-	(12,921)
Savings accounts and time deposits	(108,146)	(7,515)	(115,661)	(126,637)	(15,261)	(141,898)
Borrowings from financial institutions	(12,356)	-	(12,356)	(13,689)	-	(13,689)
Debt instruments issued	(54,376)	(32,269)	(86,645)	(45,647)	(30,477)	(76,124)
Other financial liabilities	(10)	-	(10)	(101)	(86)	(187)
Other interest or indexation expense	(156)	(980)	(1,136)	(394)	(899)	(1,293)
Gain (loss) from accounting hedges	3,664	-	3,664	(498)	-	(498)
Total	(199,102)	(40,831)	(239,933)	(230,422)	(46,806)	(277,228)

	For the six months ended June 30,
	2017			2016
	Interest	Indexation	Total	Interest	Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Demand deposits	(40,091)	(105)	(40,196)	(30,535)	(83)	(30,618)
Repurchase agreements	(15,638)	-	(15,638)	(13,156)	-	(13,156)
Savings accounts and time deposits	(226,578)	(12,077)	(238,655)	(156,732)	(22,759)	(179,491)
Borrowings from financial institutions	(22,934)	-	(22,934)	(20,275)	-	(20,275)
Debt instruments issued	(106,709)	(52,417)	(159,126)	(58,786)	(40,896)	(99,682)
Other financial liabilities	(57)	-	(57)	(164)	(133)	(297)
Other interest or indexation expense	(338)	(1,284)	(1,622)	(394)	(1,246)	(1,640)
Loss from accounting hedges	(2,671)	-	(2,671)	(498)	-	(498)
Total	(415,016)	(65,883)	(480,899)	(280,540)	(65,117)	(345,657)

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	66

Note 23 - Fee and Commission Income and Expenses

This account includes all commissions accrued and paid during the period, except those included in the effective interest rate of financial instruments. They consist primarily of:

a. Fee and commission income:

This account includes financial income for the period from commissions generated by services provided by the Bank and its Subsidiaries, mainly for:

	For the quarter ended		For the six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$
Fee and commission income
Lines of credit and overdrafts	647	2,245	1,596	2,595
Guarantees and letters of credit	3,456	4,245	6,926	5,557
Credit card services	16,794	15,399	32,495	21,369
Account management	3,175	3,316	6,407	3,847
Collections, billing and payments	6,375	10,274	13,446	10,928
Securities brokerage and management	2,831	4,114	5,947	5,577
Mutual funds and other investments	6,734	6,993	13,407	9,600
Insurance brokerage	6,272	5,465	12,482	7,124
Financial advisory services	1,138	3,228	3,050	3,927
Other fees for services provided	3,620	4,522	9,295	5,853
Other commissions earned	643	1,335	1,698	2,380

Total	51,685	61,136	106,749	78,757

b. Fee and commission expenses:

This account includes expenses for commissions accrued during the period, mainly for:

	For the quarter ended		For the six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$
Fee and commission expenses
Credit card transactions	(3,998)	(8,537)	(12,908)	(10,536)
Securities transactions	(1,258)	(979)	(2,335)	(979)
Foreign trade transactions	(260)	(220)	(484)	(220)
Loyalty points program	(751)	(1,572)	(1,478)	(1,572)
Bank commissions	(616)	(521)	(1,283)	(521)
Fees for payroll deduction agreements	(319)	(531)	(461)	(531)
Other commissions paid	(61)	(2,019)	(1,277)	(2,574)

Total	(7,263)	(14,379)	(20,226)	(16,933)

Commissions earned for transactions with letters of credit are presented in the Statement of Income within “interest and indexation income”.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	67

Note 24 - Net Financial Operating Income

This account includes adjustments for variations in financial instruments except those attributable to interest accrued using the effective interest rate method on value corrections of assets, as well as gains or losses obtained from sales and purchases.

Net financial operating income contained in the Interim Consolidated Statement of Income consists of the following concepts:

	For the quarter ended		For the six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$
Trading securities	10,896	12,972	30,965	13,236
Trading derivatives	25,377	20,345	12,889	27,163
Sale of loan portfolio	1,693	485	1,709	485
Financial assets available for sale	3,690	1,898	7,945	2,277
Other	254	547	1,259	547
Total	41,910	36,247	54,767	43,708

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	68

Note 25 - Net Foreign Exchange Transactions

This includes the gain or loss from purchases and sales of currency, differences that arise from translating monetary items in foreign currency to the functional currency and from non-monetary assets in foreign currency upon disposal. Net foreign exchange transactions are detailed as follows:

	For the quarter ended		For the six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$
Net foreign exchange transactions
Net gain (loss) on currency positions	11,901	(6,955)	30,588	(11,714)
Other currency gains	661	576	1,055	576

Subtotal	12,562	(6,379)	31,643	(11,138)

Net gain (loss) for exchange rate indexation
Indexation of loans to customers	4	(9)	(4)	(9)
Indexation of investment securities	10	(208)	(64)	(208)
Indexation of other liabilities	(62)	-	151	-
Net loss on hedging derivatives	(14,492)	(10,054)	(18,366)	(10,054)

Subtotal	(14,540)	(10,271)	(18,283)	(10,271)

Total	(1,978)	(16,650)	13,360	(21,409)

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	69

Note 26 - Credit Risk Provisions and Impairment

a.	Movements in credit risk provisions and impairment during the periods ended June 30, 2017 and 2016, are detailed as follows:

	For the six months ended June 30, 2017
		Loans to Customers
	Loans and Advances to Banks	Commercial `Loans	Mortgage Loans	Consumer Loans	Contingent Loans	Additional Provisions	Minimum Provision for Normal Portfolio	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions recorded:
Individual provisions	(272)	(170,811)	-	-	(8,086)	-	-	(179,169)
Group provisions	-	(35,167)	(16,521)	(113,904)	(381)	-	-	(165,973)
Provisions recorded, net	(272)	(205,978)	(16,521)	(113,904)	(8,467)	-	-	(345,142)	(	*)
Provisions released:
Individual provisions	92	119,545	-	-	5,130	-	-	124,767
Group provisions	-	13,893	13,149	41,742	417	-	-	69,201
Provisions released, net	92	133,438	13,149	41,742	5,547	-	-	193,968	(	*)
Recovery of written-off assets	-	5,977	1,035	7,931	-	-	-	14,943
Exchange differences	-	-	-	-	-	-	-	-
Provisions, net	(180)	(66,563)	(2,337)	(64,231)	(2,920)	-	-	(136,231)

	For the six months ended June 30, 2016
		Loans to Customers
	Loans and Advances to Banks	Commercial `Loans	Mortgage Loans	Consumer Loans	Contingent Loans	Additional Provisions	Minimum Provision for Normal Portfolio	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions recorded:
Individual provisions	(208)	(134,234)	-	-	(6,376)	-	-	(140,818)
Group provisions	-	(21,035)	(15,163)	(75,487)	(3,157)	-	-	(114,842)
Provisions recorded, net	(208)	(155,269)	(15,163)	(75,487)	(9,533)	-	-	(255,660)	(	*)
Provisions released:
Individual provisions	119	93,874	-	-	12,037	-	392	106,422
Group provisions	-	10,054	11,873	38,589	3,960	-	-	64,476
Provisions released, net	119	103,928	11,873	38,589	15,997	-	392	170,898	(	*)
Recovery of written-off assets	-	3,301	480	5,073	-	-	-	8,854
Exchange differences	(1)	17	-	(17)	50	-	-	49
Provisions, net	(90)	(48,023)	(2,810)	(31,842)	6,514	-	392	(75,859)

(*) The amounts in the Consolidated Statement of Cash Flows are detailed as follows:

	6-30-2017	6-30-2016
	MCh$	MCh$
Charge for provisions recorded	345,142	255,660
Credit for provisions used	(193,968)	(170,898)
	151,174	84,762

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	70

Note 27 - Personnel Expenses

Payroll and personnel expenses for the periods ended June 30, 2017 and 2016, are detailed as follows:

	For the quarter ended		For the six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$
Personnel compensation	(44,405)	(43,408)	(86,340)	(54,919)
Bonuses	(19,372)	(17,618)	(35,980)	(25,269)
Employee termination benefits	(3,452)	(8,145)	(6,200)	(9,170)
Training expenses	(411)	(248)	(665)	(321)
Other personnel expenses	(3,932)	(5,475)	(9,281)	(7,383)
Total	(71,572)	(74,894)	(138,466)	(97,062)

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	71

Note 28 - Administrative expenses

For the periods ended June 30, 2017 and 2016, administrative expenses are detailed as follows:

	For the quarter ended		For the six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	MCh$	MCh$	MCh$	MCh$
Maintenance and repair of property, plant and equipment	(10,781)	(6,242)	(19,448)	(7,616)
Office leases	(9,673)	(8,456)	(18,749)	(10,300)
Equipment leases	(693)	(922)	(1,323)	(929)
Insurance premiums	(6,077)	(4,764)	(11,302)	(5,335)
Office supplies	(541)	(529)	(797)	(629)
IT and communications expenses	(9,174)	(5,513)	(16,074)	(10,253)
Lighting, heating and other utilities	(1,120)	(2,033)	(2,377)	(2,416)
Security and transportation of valuables	(1,239)	(624)	(2,686)	(811)
Travel and entertainment expenses	(899)	(899)	(1,480)	(1,266)
Court and notary expenses	(1,178)	(1,503)	(3,559)	(2,047)
Fees for technical reports	(3,107)	(2,757)	(5,833)	(2,757)
Professional service fees	(622)	(553)	(1,183)	(626)
Securities rating fees	(372)	(145)	(581)	(302)
Other regulatory fines	(11)	(676)	(18)	(678)
Comprehensive management of ATMs	(1,012)	(1,106)	(2,862)	(1,106)
Management of outsourced temp services	(466)	(358)	(796)	(358)
Postage and mailing expenses	(333)	(142)	(663)	(142)
Internal events	(477)	(273)	(621)	(273)
Donations	(329)	(134)	(413)	(134)
Services hired	(3,573)	(3,879)	(6,789)	(3,879)
Miscellaneous contributions	(15)	(57)	(31)	(57)
Credit card management	(1,443)	(939)	(3,169)	(939)
Other general administrative expenses	(1,684)	(343)	(3,911)	(6,794)
Subtotal	(54,819)	(42,847)	(104,665)	(59,647)
Outsourced services	(6,552)	(7,488)	(13,384)	(9,800)
Data processing	(3,725)	(4,005)	(7,986)	(4,858)
Product sales	(179)	(144)	(325)	(144)
Credit assessments	(2)	(482)	(5)	(482)
Other	(2,646)	(2,857)	(5,068)	(4,316)
Board expenses	(290)	(372)	(670)	(396)
Board Fees	(290)	(372)	(670)	(396)
Advertising	(2,170)	(1,319)	(5,110)	(2,160)
Taxes, property taxes and contributions	(10,874)	(10,797)	(22,635)	(12,759)
Property taxes	(294)	(140)	(336)	(140)
Municipal business permits	(164)	(303)	(851)	(749)
Other taxes (*)	(8,403)	(8,801)	(17,423)	(9,720)
Contribution to SBIF	(2,013)	(1,553)	(4,025)	(2,150)
Total	(74,705)	(62,823)	(146,464)	(84,762)

(*) This amount corresponds primarily to taxes other than income taxes that affect Banco Itaú Corpbanca Colombia and its Subsidiaries (Colombian segment). They are taxes on local financial transactions, ongoing performance of commercial activities or services, non-discountable value added tax and equity tax, among others.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	72

Note 29 - Depreciation, Amortization and Impairment

a.	Amounts charged to profit and loss for depreciation, amortization and impairment during the periods ended June 30, 2017 and 2016, are detailed as follows:

		For the quarter ended		For the six months ended
		June 30,		June 30,
		2017	2016	2017	2016
	Note	MCh$	MCh$	MCh$	MCh$
Depreciation and amortization
Depreciation of property, plant and equipment	13	(4,805)	(4,172)	(9,318)	(5,316)
Amortization of intangible assets	12	(16,021)	(14,833)	(31,706)	(16,532)
Balances		(20,826)	(19,005)	(41,024)	(21,848)

b. Impairment:

For the periods ended June 30, 2017 and 2016, impairment expenses are detailed as follows:

		For the quarter ended		For the six months ended
		June 30,		June 30,
		2017	2016	2017	2016
	Note	MCh$	MCh$	MCh$	MCh$
Impairment of financial assets available for sale		-	-	-	-
Impairment of financial assets held to maturity		-	-	-	-

Subtotal financial assets		-	-	-	-

Impairment of property, plant and equipment (1)		-	(34)	-	(34)
Impairment of intangible assets		-	-	-	-

Subtotal non-financial assets		-	(34)	-	(34)
Total		-	(34)	-	(34)

(1)

Impairment for technological obsolescence as a result of new regulations on ATMs (Decree 222 dated October 30, 2013 from the Ministry of Internal Affairs and Public Safety), accounted for in accordance with IAS 36 Impairment of Assets.

At each reporting date, Banco Itaú Corpbanca and its subsidiaries (the Group) will evaluate whether there is any indication of impairment of any asset. Should any such indication exist, or when impairment testing is required, the entity will estimate the asset’s recoverable amount.

The Bank has defined two CGUs: CGU Chile20 and CGU Colombia21. These CGUs were defined based on their main geographic areas. Their cash flow generation and performance are analyzed separately by senior management because their contributions to the consolidated entity can be identified independently. It is important to mention that these CGUs are consistent with the Bank’s operating segments (See Note 4).

a)	Financial Assets

As of each reporting date, Banco Itaú Corpbanca and its Subsidiaries assess whether there is objective evidence that any financial asset or a group of financial assets may be impaired. Financial assets or asset groups are considered impaired only if there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset and the loss event had an impact on the estimated future cash flows of the financial asset or asset group that can be reliably estimated.

[20]	CGU Chile is comprised of Banco Itaú Corpbanca and its Chilean subsidiaries plus the New York branch.
[21]	CGU Colombia is comprised of Banco Itaú Corpbanca Colombia and its Colombian subsidiaries plus Helm Corredor de Seguros S.A.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	73

Evidence of impairment may include, among other examples, debtors or a group of debtors with significant financial difficulties, non-compliance or delinquency in principal or interest payments, the potential to declare bankruptcy or undergo another form of financial reorganization, or observable data that indicate a measurable reduction in estimated future cash flows.

b)	Non-Financial Assets

The carrying amounts of these assets, evaluated in accordance with IAS 36 Impairment of Assets, are reviewed regularly, or at least every reporting period, to determine whether indications of impairment exist. If such indication exists, the recoverable amount of the asset is then estimated. The recoverable amount of an asset is the greater of the fair value less costs to sell, whether for an asset or a cash generating unit, and its value in use. That recoverable amount will be determined for an individual asset, unless the asset does not generate cash flows that are largely independent from the cash flows of other assets or asset groups.

The above also includes conducting impairment testing on an annual basis for intangible assets with indefinite useful lives, as well as intangible assets that are not yet available for use, by comparing their carrying amount with their recoverable amount. Impairment testing can be carried out at any time during the year, as long as it takes place at the same time each year, in accordance with IAS 36. Impairment testing of different intangible assets can take place on different dates. However, if that intangible asset had been recognized initially during the current period, it will be tested for impairment before the year ends.

Similarly, impairment of goodwill is determined by evaluating the recoverable amount of each CGU (or group of CGUs) to which goodwill is allocated. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized; goodwill acquired (generated) in a business combination shall be distributed as of the acquisition date among the CGUs or group of CGUs of the acquirer that are expected to benefit from the synergies of the business combination, regardless of whether other of the acquiree’s assets or liabilities are allocated to these units. Impairment losses relating to goodwill cannot be reversed in future periods.

Upon evaluating whether any indication of impairment exists for an asset, the entity shall consider at least the following factors:

External sources of information:

a)	During the period, an asset’s market value has declined significantly more than would be expected as a result of the passage of time or normal use.
b)	Adverse conditions in the technological, market, economic or legal environment.
c)	Increase in interest rates.
d)	Market value of equity lower than carrying amount.

Internal sources of information:

a)	Evidence of obsolescence of physical damage of an asset.
b)

Plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date, and reassessing the useful life of an asset as finite rather than indefinite.

c)	Decrease or expected decrease in an asset’s performance.

In the event of objective impairment, the carrying amount of an asset will be reduced until the recoverable amount if, and only if, the recoverable amount is less than the carrying amount. This reduction is an impairment loss.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	74

Impairment losses are recognized immediately in the Statement of Income unless the asset is accounted for at revalued value in accordance with other standard. Any impairment loss in revalued assets is treated as a decrease in the revaluation made in accordance with that standard. When the estimated amount of an impairment loss is greater than the carrying amount of the asset to which it is related, the entity will recognize a liability if, and only if, it were obligated to do so by another standard. After recognizing an impairment loss, charges for depreciating the asset are adjusted for future periods in order to distribute the asset’s revised carrying amount, less its potential residual value, systematically over the remaining useful life.

If an impairment loss is recognized, the deferred tax assets and liabilities related to it will also be determined by comparing the asset’s revised carrying amount to its tax basis in accordance with IAS 12 Income Taxes.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	75

Note 30 - Related Party Transactions

In conformity with the General Banking Law the instructions issued by the SBIF, a related party is defined as an individual or legal entity related to the property or management of an institution, either directly or through a third party.

Article 89 of the Corporations Law, which also applies to banks, establishes that any transaction with a related party must take place under arm’s length conditions similar to those prevailing in the market.

For publicly-held corporations and their subsidiaries, transaction with related parties is defined as any negotiation, act, contract or transaction in which the company must intervene, while related party is defined as the entities of the corporate group to which the company belongs; the legal entities that, with regard to the company, are considered its parent company, affiliate, subsidiary, associate; individuals that are directors, managers, administrators, key executives or liquidators of the company, on their own behalf or in representation of persons other than the company and their respective spouses until a second degree blood relationship, as well as any entity controlled directly or indirectly through any of them; and any person that alone or with other persons through an agreement of joint action can designate at least one member of the company’s management or control 10% or more of its capital, with voting rights, if the company has shares; those that establish the company’s bylaws or are justifiably identified by the directors’ committee; and those in which he has performed the function of director, manager, administrator, key executive or liquidator of the company within the last 18 months. Article 147 of the Corporations Law sets forth that a publicly held corporation may only carry out transactions with related parties when they are intended to contribute to the corporate interest and are adjusted in price, terms and conditions to those prevailing in the market at the time of their approval and that meet the requirements and procedures indicated in that standard. Moreover, Article 84 of the General Banking Law establishes limits on loans granted to related parties and prohibits the granting of loans to the Bank’s directors, managers and general representatives.

a. Loans to Related Parties.

As of June 30, 2017 and 2016 and December 31, 2016, loans to related parties are detailed as follows:

	June 30, 2017			December 31, 2016			June 30, 2016
	Producers of Goods and Services	Holding Companies	Individuals	Producers of Goods and Services	Holding Companies	Individuals	Producers of Goods and Services	Holding Companies	Individuals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and receivables:
Commercial loans	108,610	106,249	2,418	117,362	93,170	3,070	76,621	95,711	903
Mortgage loans	-	-	20,572	-	-	19,568	-	-	10,468
Consumer loans	-	-	3,584	-	-	3,493	-	-	3,428
Gross loans	108,610	106,249	26,574	117,362	93,170	26,131	76,621	95,711	14,799
Credit risk provisions	(2,520)	(7,034)	(82)	(2,398)	(396)	(197)	(1,892)	(387)	(98)
Net loans	106,090	99,215	26,492	114,964	92,774	25,934	74,729	95,324	14,701
Contingent loans	51,648	15,437	8,156	78,708	7,400	5,393	22,752	1,493	15,353
Contingent loan provisions	(62)	(313)	(5)	(71)	(31)	(41)	(54)	(23)	(21)
Net contingent loans	51,586	15,124	8,151	78,637	7,369	5,352	22,698	1,470	15,332

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	76

b. Other Related Party Transactions.

For the periods ended June 30, 2017 and 2016, and December 31, 2016, the Bank has carried out the following transactions with related parties for amounts greater than 1,000 UF.

		As of June 30, 2017		As of December 31, 2016		As of June 30, 2016
Name or Corporate Name	Description	Balances Receivable (Payable)	Effect on Profit (Loss)	Balances Receivable (Payable)	Effect on Profit (Loss)	Balances Receivable (Payable)	Effect on Profit (Loss)
			Expenses		Expenses		Expenses
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Redbanc S.A.	ATM management	-	1,318	-	3,754	-	1,555
Transbank S.A.	Credit card management	-	6,502	-	10,882	-	5,805
Combanc S.A.	Data transmission services	-	152	-	291	-	17
Itaú Chile Cía. de Seguros de Vida S.A.	Life insurance	-	12,192	-	21,775	-	1,246
Asesorias Cumelen S.A.	Advisory services	-		-	450	-	-
Corp Research S.A.	Administrative consulting	-	226	-	443	-	-
Recuperadora de Créditos Ltda.	Collections services	-	944	-	540	-	357
Itaú Chile Inv. Serv. y Administración S.A.	Leases	-	258	-	422	-	281
Compañia de Seguros Confuturo S.A.	Insurance	-	1,558	-	1,418	-	-
Instituto de Estudios Bancarios Guillermo		-	-
Subercaseaux	Education services			-	69	-	-
Opina S.A.	Advertising services	-	-	-	110	-	-
VIP Asesorias y Servicios Integrales Ltda.	Advisory services	-	203	-	185	-	-
Itaú Unibanco S.A.	Advisory services	-	-	-	-	-	-
CAI Gestion Inmobiliaria S.A.	Department stores	-	-	-	90	-	20
Compañia de Seguros Corp Seguros S.A	Insurance	-	1,510	-	3,263	-	-
Universidad Andres Bello	Education services	-	-	-	32	-	-
Promoservice S.A.	Promotional services	-	171	-	1,431	-	777
Comder Contraparte Central S.A	Banking services	-	351	-	697	-	-
Sinacofi S.A	Data transmission services	-	-	-	918	-	-
Operadora de Tarjetas de Crédito Nexus S.A.	Credit card management	-	1,203	-	1,896	-	479
Pulso Editorial S.A	Publishing services	-	-	-	521	-	442
Inmobiliaria Edificio CorpGroup S.A.	Office lease and building fees	-	1,705	-	5,010	-	1,916
Grupo de Radios Dial S.A.	Advertising	-	-	-	107	-	53
Hotel Corporation of Chile S.A.	Lodging, events	-	92	-	64	-	24
Corp Imagen y Diseños S.A.	Other services	-	-	-	82	-	30
Asesorias e Inversiones Rapelco Limitada S.A.	Other services	-	-	-	37	-	24
Corp Group Holding Inversiones Limitada	Advisory services	-	198	-	394	-	197
SMU S.A., Rendic Hnos. S.A.	Lease ATM space	9,070	1,111	10,181	2,152	11,096	536
Inversiones Corp Group Interhold Ltda.	Administrative consulting	-	1,207	-	2,172	-	1,177
Bcycle Latam SPA	Other services		552	-	-	-	-
MCC Corredores de Bolsa	Financial advising		40	-	-	-	-

These transactions were carried out under normal market conditions prevailing when the contracts were signed.

c. Donations.

For the period ended June 30, 2017

		Effect on Profit (Loss)
		Expenses
Name or Corporate Name	Description	As of June 30, 2017	As of December 31, 2016	As of June 30, 2016
		MCh$	MCh$	MCh$
Fundación CorpGroup Centro Cultural	Donations	327	1,373	865
Fundación Descúbreme	Donations	59	173	144
Fundación de Inclusión Social Aprendamos	Donations	84	152	-
Fundación Itaú	Donations	5	5	200

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	77

Note 31 - Fair Value Assets and Liabilities

This disclosure is based on the guidelines in Chapter 7-12 Fair Value of Financial Instruments from the SBIF and IFRS 13 Fair Value Measurement, always taking care to comply with both standards. This standard applies to both financial assets and non-financial assets measured at fair value (recurring and non-recurring).

The following section details the main guidelines and definitions used by the Group:

Fair Value The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The transaction is carried out in the principal22 or most advantageous23 market and is not forced (i.e. it does not consider factors specific to the Group that may influence a real transaction).

Market participants. Buyers and sellers in the principal (or most advantageous) market for the asset or liability that have all of the following characteristics:

a.

They are independent of each other, i.e. they are not related parties as defined in IAS 24 Related Party Disclosures, although the price in a related party transaction may be used as an input to a fair value measurement if the entity has evidence that the transaction was entered into at market terms.

b.

They are knowledgeable, having a reasonable understanding about the asset or liability and the transaction using all available information, including information that might be obtained through due diligence efforts that are usual and customary.

c.	They are able to enter into a transaction for the asset or liability.
d.	They are willing to enter into a transaction for the asset or liability (i.e. they are motivated, but not forced or otherwise compelled, to do so).

Fair value measurement. When measuring fair value, the Group takes into account the same characteristics of the asset or liability that market participants would consider in pricing that asset or liability on the measurement date.

Aspects of the transaction. A fair value measurement assumes that the asset or liability is exchanged in an orderly transaction between market participants to sell the asset or transfer the liability at the measurement date under current market conditions. The measurement assumes that the transaction to sell the asset or transfer the liability takes place: (a) on the principal market for the asset or liability; or (b) in the absence of a principal market, on the most advantageous market for the asset or liability.

Market participants. The fair value measurement measures the fair value of the asset or liability using the assumptions that the market participants would use in pricing the asset or liability, assuming that the participants act in their best economic interest.

Prices. Fair value is the price that will be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction on the main (or most advantageous) market as of the measurement date under current market conditions (i.e. exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

Highest and best use of non-financial assets.. The fair value measurement of these assets takes into account the market participant’s ability to generate economic benefits through the highest and best use of the asset or through the sale of the asset to another market participant that would maximize the value of the asset.

22 The market with the greatest volume and level of activity for the asset or liability.

23 The market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability, after taking into account transaction costs and transport costs.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	78

Group’s own liabilities and equity instruments. The fair value measurement assumes that these items are transferred to a market participant on the date of measurement. The transfer of these items assumes that:

a.

A liability would remain outstanding and the market participant transferee would be required to fulfill the obligation. The liability would not be settled with the counterparty or otherwise extinguished on the measurement date.

b.

An entity’s own equity instrument would remain outstanding and the market participant transferee would take on the rights and responsibilities associated with the instrument. The instrument would not be canceled or otherwise extinguished on the measurement date.

Default risk. The fair value of a liability reflects the effect of the default risk. This risk includes, but is not limited to, the entity’s own credit risk. This risk is assumed to be the same before and after the liability is transferred.

Initial recognition. When an asset is acquired or a liability assumed in an exchange transaction involving that asset or liability, the transaction price is the price paid to acquire the asset or received to assume the liability (the entry price). In contrast, the fair value of the asset or liability is the price received to sell the asset or paid to transfer the liability (the exit price). Entities do not necessarily sell assets at the prices paid to acquire them. Likewise, they do not necessarily transfer liabilities at the price received to assume them.

Valuation techniques. The Bank will use techniques that are appropriate for the circumstances and for which sufficient data is available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The following approaches deserve mention. The first two are the most frequently used by the Group:

a.

Market approach. Uses prices and other relevant information generated by market transactions involving identical or comparable (similar) assets, liabilities, or a group of assets and liabilities (e.g. a business).

b.

Income approach. Converts future amounts (cash flows or income and expenses) to a single current (discounted) amount, reflecting current market expectations about those future amounts. The fair value measurement is determined based on the value indicated by the current market expectations about those future amounts.

c.	Cost approach. Reflects the amount that would be required currently to replace the service capacity of an asset (current replacement cost).

Present value techniques. Technique to adjust the discount rate and expected cash flows (expected present value). The present value technique used to measure the fair value will depend on the specific facts and circumstances of the asset or liability being measured and the availability of sufficient data.

Components of the present value measurement. Present value is the tool used to link future amounts (e.g. cash flows or values) to a present amount using a discount rate. A fair value measurement of an asset or a liability using a present value technique captures all the following elements from the perspective of market participants at the measurement date:

a.	An estimate of future cash flows for the asset or liability being measured.
b.	Expectations about possible variations in the amount and timing of the cash flows representing the uncertainty inherent in the cash flows.
c.

The time value of money, represented by the rate on risk-free monetary assets that have maturity dates or durations that coincide with the period covered by the cash flows and pose neither uncertainty in timing nor risk of default to the holder (i.e. a risk-free interest rate).

d.	The price for bearing the uncertainty inherent in the cash flows (i.e. a risk premium).
e.	Other factors that market participants would take into account in the circumstances.
f.	For a liability, the non-performance risk relating to that liability, including the entity’s (i.e. the debtor’s) own credit risk.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	79

Fair value hierarchy It gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1 inputs) and lowest priority to unobservable inputs (Level 3 inputs). Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Determination of fair value

The following table summarizes the fair values of the Bank’s main financial assets and liabilities as of June 2017 and December 2016, including those that are not recorded at fair value in the Consolidated Statement of Financial Position.

		6-30-2017		12-31-2016
	Note	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
		MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	5	1,161,352	1,161,352	1,487,137	1,487,137
Transactions pending settlement	5	338,965	338,965	145,769	145,769
Trading securities	6	378,077	378,077	632,557	632,557
Receivables from repurchase agreements and securities borrowing	7	127,533	127,533	170,242	170,242
Financial derivative instruments		1,186,030	1,186,030	1,102,769	1,102,769
Loans and advances to banks	8	781,358	781,358	150,568	150,568
Loans to customers	9	20,378,935	20,580,810	20,427,214	20,480,706
Financial assets available for sale	10	1,723,604	1,723,604	2,054,110	2,054,110
Financial assets held to maturity	10	213,277	211,350	226,433	200,615
LIABILITIES
Current accounts and other demand deposits	16	4,355,763	4,355,763	4,453,191	4,453,191
Transactions pending settlement	5	264,195	264,195	67,413	67,413
Payables from repurchase agreements and securities lending	7	554,993	554,993	373,879	373,879
Savings accounts and time deposits	16	9,957,387	10,007,662	11,581,710	11,603,528
Financial derivative instruments		913,901	913,901	907,334	907,334
Borrowings from financial institutions	17	2,073,996	2,088,774	2,179,870	2,190,715
Debt instruments issued	18	6,391,368	6,654,417	5,460,253	5,419,646
Other financial liabilities	18	16,518	16,518	25,563	25,563

In addition, the fair value estimates presented above do not attempt to estimate the value of the Group’s profits generated by its business, nor future business activities, and, therefore, do not represent the value of the Group as a going concern.

The following section describes the methods used to estimate fair value:

a.	Fair Value Measurement of Assets and Liabilities Only for Disclosure Purposes (Non-Recurring)

		Non-Recurring Fair Value Measurement of Items
	Note	6-30-2017	12-31-2016
		MCh$	MCh$
ASSETS
Cash and due from banks	5	1,161,352	1,487,137
Transactions pending settlement	5	338,965	145,769
Receivables from repurchase agreements and securities borrowing	7	127,533	170,242
Loans and advances to banks	8	781,358	150,568
Loans to customers		20,580,810	20,480,706
Financial assets held to maturity		211,350	200,615
		23,201,368	22,635,037
LIABILITIES
Current accounts and other demand deposits	16	4,355,763	4,453,191
Transactions pending settlement	5	264,195	67,413
Payables from repurchase agreements and securities lending	7	554,993	373,879
Savings accounts and time deposits		10,007,662	11,603,528
Borrowings from financial institutions		2,088,774	2,190,715
Debt instruments issued		6,654,417	5,419,646
Other financial liabilities	18	16,518	25,563
		23,942,322	24,133,935

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	80

Cash, short-term assets and short-term liabilities

The fair value of these items approximates their carrying amount given their short-term nature. These items include:

●	Cash and due from banks.
●	Transactions pending settlement.
●	Payables from buyback agreements and securities lending.
●	Current accounts and other demand deposits.
●	Other financial obligations.

Factored receivables

The fair value of loans is determined using a discounted cash flow analysis. For mortgage and consumer loans, cash flows were discounted using the average effective placement rate for the last month of the year for each type of product. For commercial loans, cash flows were discounted using a risk-free interest rate adjusted for expected losses for credit risk based on each debtor’s solvency. The credit risk adjustment is based on observed market variables and the Group’s qualitative and quantitative credit risk methodologies in accordance with internal policy.

This methodology is applied to the following line items:

●	Loans and advances to banks.
●	Loans to customers.

Financial instruments held to maturity

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers.

Medium and long-term liabilities

The fair value of medium and long-term liabilities is determined using a discounted cash flow analysis, using a cost of funds rate curve that reflects current market conditions at which the entity’s debt instruments are traded. Medium and long-term liabilities include:

●	Savings accounts and time deposits.
●	Borrowings from financial institutions.
●	Debt issued.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	81

b. Fair Value Measurement of Assets and Liabilities for Accounting Purposes (Recurring)

	Recurring Fair Value Measurement of Items
	6-30-2017	12-31-2016
	MCh$	MCh$
ASSETS
Trading securities	378,077	632,557
From the Chilean government and Central Bank	30,419	26,204
Other instruments issued in Chile	1,752	13,394
Foreign government and central bank instruments	285,698	547,499
Other instruments issued abroad	38,467	11,727
Mutual fund investments	21,741	33,733
Financial assets available for sale	1,723,604	2,054,110
From the Chilean government and Central Bank	1,135,979	1,173,973
Other instruments issued in Chile	99,127	432,811
Foreign government and central bank instruments	288,254	284,444
Other instruments issued abroad	200,244	162,882
Financial derivative instruments	1,186,029	1,102,769
Forwards	166,077	177,590
Swaps	1,018,638	923,871
Call options	939	977
Put options	375	331
Other	-	-
Total	3,287,710	3,789,436
LIABILITIES
Financial derivative instruments	913,901	907,334
Forwards	132,540	147,783
Swaps	779,680	757,500
Call options	960	941
Put options	721	1,110
Other	-	-
Total	913,901	907,334

Financial instruments

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers. These financial instruments are classified as follows:

●	Trading securities.
●	Financial assets available for sale.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	82

Financial derivative instruments

The estimated fair value of derivative instruments is calculated using prices quoted on the market for financial instruments of similar characteristics. The methodology, therefore, recognizes the credit risk of each counterparty. The adjustment is known internationally as the counterparty risk adjustment, made up of the counterparty value adjustment (CVA) and debit value adjustment (DVA). The sum of these adjustments gives the effective counterparty risk that the derivative contract must have. These adjustments are recorded periodically in the financial statements. As of June 2017, the portfolio of derivative contracts in both Chile and Colombia had an aggregate effect of MCh$(30,957), detailed as follows:

	6-30-2017		12-31-2016
	CVA	DVA	CVA	DVA
	MCh$	MCh$	MCh$	MCh$
Hedge accounting derivatives	(53)	160	(36)	244
Fair value	(9)	180	(12)	274
Currency forwards	-	-	-	-
Cross currency swaps	10	45	9	37
Interest rate swaps	(19)	135	(21)	237
Cash flow	(28)	(17)	(18)	(6)
Currency forwards	(29)	1	(17)	-
Cross currency swaps	-	9	(1)	5
Interest rate swaps	1	(27)	-	(11)
Foreign investment	(15)	(3)	(6)	(24)
Currency forwards	(15)	(3)	(6)	(24)
Cross currency swaps	-	-	-	-
Interest rate swaps	-	-	-	-
Trading derivatives	(32,075)	1,010	(51,961)	1,003
Currency forwards	(226)	(21)	(1,161)	(72)
Interest rate swaps	(17,999)	318	(28,951)	526
Cross currency swaps	(13,834)	697	(21,860)	549
Currency call options	(16)	16	(10)	-
Currency put options	-	-	21	-
Total financial derivatives	(32,128)	1,170	(51,997)	1,247

c. Fair value hierarchy.

IFRS 13 establishes a fair value hierarchy that classifies assets and liabilities based on the characteristics of the data that the technique requires for its valuation.

●

Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Entity can access at the measurement date. The inputs needed to value the instruments in this category are available daily and used directly.

In the case of currency, shares and mutual funds, prices are observed directly in over-the-counter markets and the stock exchange. These prices correspond to the values at which the exact same assets are traded. As a result, the portfolio valuation does not require assumptions or models of any type.

For instruments issued by the Chilean Central Bank and the Chilean Treasury, benchmark prices are used. Benchmark prices are defined using similar durations, type of currency and are traded the equivalent of every day. The valuation of these instruments is identical to the Santiago Stock Exchange, which is a standard international methodology. This methodology uses the internal rate of return to discount the instrument’s cash flows.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	83

●

Level 2: the specific instrument does not have daily quotes. However, similar instruments can be observed (e.g. same issuer, different maturity; or different issuer, same maturity and risk rating). In general, they are diverse combinations of pseudo-arbitration. Although the inputs are not directly observable, observable inputs are available with the needed periodicity.

In this category, instruments are valued by discounting contractual cash flows based on a zero-coupon curve determined through the price of instruments with similar characteristics and a similar issuer risk. The income approach is used, which converts future amounts to present amounts.

For derivative instruments within this category, quotes from other-the-counter transactions reported by the most important brokers in the Chilean market and the Bloomberg platform are used. The inputs observed include forward prices, interest rates and volatilities. Based on these inputs, market curves are modeled. They are a numerical representation of the opportunity costs of the instrument’s cash flows or the price volatility of an asset. Finally, cash flows are discounted.

The Black and Scholes model is used for options based on prices of brokers in the OTC market.

For money market instruments, prices of transactions on the Santiago Stock Exchange are observed and used to model market curves.

For corporate or bank bonds, given the lack of market depth, the Bank uses transactions (if any) in the Chilean market, on foreign markets, zero-coupon curves of risk-free instruments, adjustment curves, spread modeling, correlation with similar financial instruments, etc. and gives market curves as the final result. These market curves are provided by a pricing supplier and are widely accepted by the market, regulators and scholars.

●

Level 3: this is used when prices, data or necessary inputs are not directly or indirectly observable for similar instruments for the asset or liability as of the valuation date. These fair value valuation models are subjective in nature. Therefore, they base their estimate of prices on a series of assumptions that are widely accepted by the market. The Group has two products in this category:

Due to the lack of liquidity in the basis of the active banking rate (TAB) over the chamber rate (cámara), the price is not observable and, therefore, models must be used to estimate the future cash flows of the contract. This spread is calculated on a historical basis using the IRS with the greatest market depth, which is the chamber swap.

In addition, the Bank offers American forwards to meet its customers’ needs. They do not have a secondary market and, therefore, their value is estimated using an extension of the Hull-White model, used widely by the financial services industry.

None of these products generate significant impacts on the Bank’s results as a result of recalibration. The TAB swap does not have significant impacts on the valuation as the parameters are stable and the reversal to a historic average is empirically quick, which this model reflects correctly. On the other hand, the American forward behaves like a traditional forward when there is an important curve differential, which is the case between the Chilean peso-US dollar curve. Also, the model’s parameters are very stable.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	84

The table below summarizes the impacts on the portfolio of a recalibration of the models based on a stress scenario, recalibrating parameters with the shock incorporated.

6-30-2017
Impact of Calibration in MCh$	Total	USD/CLP Exchange Rate Volatility	TAB 30	TAB 90	TAB 180	TAB 360
American forward USD-CLP	-	-	-	-	-	-
Basis TAB CLP	332	-	172	57	97	6
Basis TAB CLF	29	-	-	-	18	11
Total	361	-	172	57	115	17

12-31-2016
Impact of Calibration in MCh$	Total	USD/CLP Exchange Rate Volatility	TAB 30	TAB 90	TAB 180	TAB 360
American forward USD-CLP	-	-	-	-	-	-
Basis TAB CLP	399	-	221	70	99	9
Basis TAB CLF	61	-	-	-	43	18
Total	460	-	221	70	142	27

The following table summarizes the fair value hierarchy for the Group’s recurring valuation of financial instruments:

Level	Instrument	Issuer	Price Source	Model
I	Currency	N/A	OTC, Bloomberg	Directly observable price.
	Shares	Others	Santiago Exchange	Directly observable price.
	Mutual funds	Asset Managers	SVS	Directly observable price.
	Bonds	Chilean Central Bank and Chilean Treasury	Santiago Exchange	Internal rate of return (IRR) based on prices.
II	Derivatives	N/A	OTC (brokers), Bloomberg	Interest rate curves based on forward prices and coupon rates.
	MONEY MARKET	Chilean Central Bank and Chilean Treasury	Santiago Exchange	Interest rate curves based on prices.
	MONEY MARKET	Banks	Santiago Exchange	Interest rate curves based on prices.
	Bonds	Companies, banks	Pricing supplier	Interest rate curves based on correlations, spreads, extrapolations, etc.
III	Derivatives, active banking rate (TAB)	N/A	OTC (brokers)	Interest rate curves based on modeling of TAB-Chamber spread.
	Derivatives, American forwards	N/A	Bloomberg	Black and Scholes with inputs from European options.

The following table classifies assets and liabilities measured at fair value on a recurring basis, in accordance with the fair value hierarchy established in IFRS 13 for period-end in June 2017 and year-end in December 2016.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	85

			Recurring Fair Value Measurement of Items Using
6-30-2017		Fair Value	Market Value of Asset for Identified Assets (Level 1)	Other Significant Observable Inputs (Level 2)	Significant Non- Observable Inputs (Level 3)
	Note	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading securities	6	378,077	353,600	24,477	-
From the Chilean government and Central Bank		30,419	30,419	-	-
Other instruments issued in Chile		1,752	-	1,752	-
Foreign government and central bank instruments		285,698	266,469	19,229	-
Other instruments issued abroad		38,467	34,971	3,496	-
Mutual fund investments		21,741	21,741		-
Financial assets available for sale	10	1,723,604	1,424,233	299,371	-
From the Chilean government and Central Bank		1,135,979	1,135,979	-	-
Other instruments issued in Chile		99,033	-	99,033	-
Foreign government and central bank instruments		288,254	288,254	-	-
Other instruments issued abroad		200,338	-	200,338	-
Financial derivative instruments		1,186,029	-	1,153,995	32,034
Forwards		166,077	-	166,072	5
Swaps		1,018,638	-	986,609	32,029
Call options		939	-	939	-
Put options		375	-	375	-
Other		-	-	-	-
Total		3,287,710	1,777,833	1,477,843	32,034

LIABILITIES
Financial derivative instruments		913,901	-	912,905	996
Forwards		132,540	-	132,538	2
Swaps		779,680	-	778,686	994
Call options		960	-	960	-
Put options		721	-	721	-
Other		-	-	-	-
Total		913,901	-	912,905	996

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	86

			Recurring Fair Value Measurement of Items Using
12-31-2016		Fair Value	Market Value of Asset for Identified Assets (Level 1)	Other Significant Observable Inputs (Level 2)	Significant Non- Observable Inputs (Level 3)
	Note	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading securities	6	632,557	607,436	25,121	-
From the Chilean government and Central Bank		26,204	26,204	-	-
Other instruments issued in Chile		13,394	-	13,394	-
Foreign government and central bank instruments		547,499	547,499	-	-
Other instruments issued abroad		11,727	-	11,727	-
Mutual fund investments		33,733	33,733	-	-
Financial assets available for sale	10	2,054,110	1,480,027	574,083	-
From the Chilean government and Central Bank		1,173,973	1,173,973	-	-
Other instruments issued in Chile		432,811	-	432,811	-
Foreign government and central bank instruments		284,444	284,444	-	-
Other instruments issued abroad		162,882	21,610	141,272	-
Financial derivative instruments		1,102,769	-	1,061,645	41,124
Forwards		177,590	-	177,590	-
Swaps		923,871	-	882,747	41,124
Call options		977	-	977	-
Put options		331	-	331	-
Other		-	-	-	-
Total		3,789,436	2,087,463	1,660,849	41,124

LIABILITIES
Financial derivative instruments		907,334	-	905,994	1,340
Forwards		147,783	-	147,174	609
Swaps		757,500	-	756,769	731
Call options		941	-	941	-
Put options		1,110	-	1,110	-
Other		-	-	-	-
Total		907,334	-	905,994	1,340

d.	Transfers Between Level 1 and Level 2.

The following table details transfers of assets and liabilities between Level 1 and Level 2 during 2017.

	Recurring Fair Value Measurement of Items
6-30-2017	Fair Value	Level 1 to 2	Level 2 to 1
	MCh$	MCh$	MCh$
ASSETS
Trading securities	378,077	-	-
Financial assets available for sale	1,723,604	-	-
Financial derivative instruments	1,186,029	-	-
Total	3,287,710	-	-
LIABILITIES
Financial derivative instruments	913,901	-	-
Total	913,901	-	-

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	87

	Recurring Fair Value Measurement of Items
12-31-2016	Fair Value	Level 1 to 2	Level 2 to 1
	MCh$	MCh$	MCh$
ASSETS
Trading securities	632,557	-	-
Financial assets available for sale	2,054,110	-	-
Financial derivative instruments	1,102,769	-	-
Total	3,789,436	-	-
LIABILITIES
Financial derivative instruments	907,334	-	-
Total	907,334	-	-

During 2017 and 2016, no assets were transferred between levels 1 and 2.

e.	Disclosures Regarding Level 3 Assets and Liabilities

Level 3 assets and liabilities are valued using techniques that require inputs that are not observable on the market, for which the income approach is used to convert future amounts to present amounts.

This category includes:

●

Financial derivative instruments indexed to the TAB rate. This rate is comprised of an interbank rate and a liquidity premium charged to financial institutions and is determined using a short-rate model with mean reversion.

●	American forward options.

As none of these products has a market, the Bank uses financial engineering valuation techniques that use unobservable variables.

These techniques use the following inputs: transaction prices from the main financial instrument markets and assumptions that are widely accepted by the financial services industry. Using this information, unobservable variables are constructed such as: adjustment curves, spreads, volatilities and other variables necessary for the valuation. Lastly, all of the models are subject to internal contrasts by independent areas and have been reviewed by internal auditors and regulators.

None of these products generate significant impacts on the Bank’s results as a result of recalibration. The American forward is only offered for the US dollar-Chilean peso market and until now, given the important differential between these interest rates, the product behaves like a traditional forward. The TAB swap does not have significant impacts on the valuation as the modeled liquidity premiums have a quick mean reversion for the short part and low volatility for the long part, concentrating on the book’s sensitivity in the longest part of the curve. The following table reconciles assets and liabilities measured at fair value on a recurring basis as of period-end in June 2017 and year-end in December 2016.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	88

Level 3 Reconciliation
6-30-2017	Opening Balance	Gain (Loss) Recognized in Profit or Loss	Gain (Loss) Recognized in Equity	Net of Purchases, Sales and Agreements	Transfers Between Level 1 and Level 2	Closing Balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading securities	-	-	-	-	-	-
Financial assets available for sale	-	-	-	-	-	-
Financial derivative instruments	41,124	5,245	-	(14,335)	-	32,034
Forwards	-	133	-	(128)	-	5
Swaps	41,124	5,112	-	(14,207)	-	32,029
Call options	-	-	-	-	-	-
Put options	-	-	-	-	-	-
Total	41,124	5,245	-	(14,335)	-	32,034
LIABILITIES
Financial derivative instruments	1,340	(2)	-	(342)	-	996
Forwards	609	(467)	-	(140)	-	2
Swaps	731	465	-	(202)	-	994
Call options	-	-	-		-	-
Put options	-	-	-		-	-
Total	1,340	(2)	-	(342)	-	996

Level 3 Reconciliation
12-31-2016	Opening Balance	Gain (Loss) Recognized in Profit or Loss	Gain (Loss) Recognized in Equity	Net of Purchases, Sales and Agreements	Transfers Between Level 1 and Level 2	Closing Balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading securities	-	-	-	-	-	-
Financial assets available for sale	-	-	-	-	-	-
Financial derivative instruments	754	646	-	39,724	-	41,124
Forwards	-	221	-	(221)	-	-
Swaps	754	425	-	39,945	-	41,124
Call options	-	-	-	-	-	-
Put options	-	-	-	-	-	-
Total	754	646	-	39,724	-	41,124
LIABILITIES
Financial derivative instruments	-	2,715	-	(1,375)	-	1,340
Forwards	-	738	-	(129)	-	609
Swaps	-	1,977	-	(1,246)	-	731
Call options	-	-	-		-	-
Put options	-	-	-		-	-
Total	-	2,715	-	(1,375)	-	1,340

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	89

f.	Hierarchy for Remaining Assets and Liabilities.

The following table classifies assets and liabilities not measured at fair value on a recurring basis, in accordance with the fair value hierarchy as of period-end June 2017 and year-end December 2016.

		Non-Recurring Fair Value Measurement of Items
6-30-2017	Note	Estimated Fair Value	Market Value of Asset for Identified Assets (Level 1)	Other Significant Observable Inputs (Level 2)	Significant Non- Observable Inputs (Level 3)
		MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	5	1,161,352	1,161,352	-	-
Transactions pending settlement	5	338,965	338,965	-	-
Receivables from repurchase agreements and securities borrowing	7	127,533	127,533	-	-
Loans and advances to banks	8	781,358	781,358	-	-
Loans to customers		20,580,810	-	-	20,580,810
Financial assets held to maturity		211,350	211,350	-	-
		23,201,368	2,620,558	-	20,580,810
LIABILITIES
Current accounts and other demand deposits	16	4,355,763	4,355,763	-	-
Transactions pending settlement	5	264,195	264,195	-	-
Payables from repurchase agreements and securities lending	7	554,993	554,993	-	-
Savings accounts and time deposits		10,007,662	-	10,007,662	-
Borrowings from financial institutions		2,088,774	2,088,774	-	-
Debt instruments issued		6,654,417	-	6,654,417	-
Other financial liabilities	18	16,518	16,518	-	-
		23,942,322	7,280,243	16,662,079	-

		Non-Recurring Fair Value Measurement of Items
12-31-2016	Note	Estimated Fair Value	Market Value of Asset for Identified Assets (Level 1)	Other Significant Observable Inputs (Level 2)	Significant Non- Observable Inputs (Level 3)
		MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	5	1,487,137	1,487,137	-	-
Transactions pending settlement	5	145,769	145,769	-	-
Receivables from repurchase agreements and securities borrowing	7	170,242	170,242	-	-
Loans and advances to banks	8	150,568	150,568	-	-
Loans to customers		20,480,706	-	-	20,480,706
Financial assets held to maturity		200,615	-	200,615	-
		22,635,037	1,953,716	200,615	20,480,706
LIABILITIES
Current accounts and other demand deposits	16	4,453,191	4,453,191	-	-
Transactions pending settlement	5	67,413	67,413	-	-
Payables from repurchase agreements and securities lending	7	373,879	373,879	-	-
Savings accounts and time deposits		11,603,528	-	11,603,528	-
Borrowings from financial institutions		2,190,715	2,190,715	-	-
Debt instruments issued		5,419,646	-	5,419,646	-
Other financial liabilities	18	25,563	25,563	-	-
		24,133,935	7,110,761	17,023,174	-

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	90

Note 32 - Risk Management

a.	Introduction:

As a result of its activities, the Bank and its subsidiaries are exposed to several types of risks mainly related to its loan portfolio and financial instruments.

Risk management policies are established with the objective of identifying and analyzing the risks faced by the Bank, setting adequate limits and controls and monitoring risks and compliance with limits. Risk management policies and structures are reviewed regularly in order to reflect changes in the Bank’s activities. The Bank, through its standards and procedures, aims to develop an appropriate control environment in which all associates understand their roles and responsibilities.

The following sections describe the Bank’s main business activities and policies as they relate to risk management.

Risk Management Structure:

Board of Directors

At the Bank and its Subsidiaries, the Board of Directors plays a leading role in corporate governance. It is responsible for establishing and monitoring the Bank’s risk management structure, for which it has a corporate governance system aligned with international best practices and Chilean regulations, mainly from the SBIF. One of the principal functions of the Board of Directors is to ensure that measures are in place to monitor, evaluate and guide senior management to ensure that their actions are in line with best practices and defined risk appetite levels. To accomplish this, a governance structure made up of various committees has been formed. These committees lay out behavioral guidelines for the Bank’s associates and assist them in carrying out their functions related to controlling and managing the Bank’s risks.

Audit Committee

The Audit Committee’s objective is to monitor the efficiency of the Bank’s internal control systems and compliance with regulations and other internal standards. It is also responsible for supervising the different aspects of maintenance, application and functioning of the Bank’s internal controls, closely monitoring compliance with standards and procedures regulating its practices, and having a clear understanding of the risks that can arise from the business conducted by the Bank.

The committee is linked to the Board through the participation of at least two board members named by the Board itself. These members must report to the Board situations and events analyzed by the Committee, thus holding the Bank’s board members responsible for complying with both self-control policies established and practiced by the entity as well as laws and regulations to which it is subject.

The Audit Committee must reinforce and support both the function of the Bank’s Office of the Comptroller and its independence from management and serve, at the same time, as a link between the internal audit department and the independent auditors as well as between these two groups and the Board of Directors.

Directors’ Committee

The Directors’ Committee’s objective is to strengthen the self-regulation of the Bank and other entities under its control, making the Board’s work more efficient through increased oversight of management’s activities.

It is also responsible for making the agreements necessary to protect shareholders, especially minority shareholders, examining executive compensation systems and analyzing and issuing a report on the transactions referenced in title XVI of Law 18,046. A copy of this report is sent to the Board, which must read the report and approve or reject each respective transaction.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	91

In its role as overseer of corporate activity, the committee must inform the market of any violations or major corporate events as well as transactions that the company carries out with related parties of the controlling shareholder or takeovers of any form.

Corporate Governance Committee

For the purposes of this committee, which is aware of how difficult it is to bring together all aspects of good corporate governance under one definition, corporate governance shall be defined as the set of bodies and institutional practices that impact a company’s decision making process, contributing to sustainable value creation in a framework of transparency, proper management, risk control and corporate responsibility towards the market.

Therefore, appropriate corporate governance in a bank must align organizational incentives and promote the rights of shareholders and other direct or indirect stakeholders.

This committee is a consultation body of the Board of Directors whose mission is to ensure the existence and development within the Bank of the best corporate governance practices for financial entities. To this end, it will evaluate the current practices and policies, propose and make recommendations to the Board of Directors on improvements, reforms and adjustments that it deems appropriate and work to ensure proper implementation and application of these corporate governance practices and policies defined by the Bank’s Board.

Executive Loan Committees

The Executive Loan Committee’s objective is to approve transactions and matters submitted to it in accordance with defined limits and procedures, ensuring application and compliance of credit risk policies defined by the Bank and in strict adherence of current regulations.

Asset-Liability Committee (ALCO)

After the Board and its specialized committees, the Asset-Liability Committee (hereinafter also “ALCO”) is the next highest body involved in managing the institution’s financial policies.

The committee’s main purpose is to comply with the financial guidelines set by the Board. In this spirit, it must approve and monitor the financial strategies that guide the Bank with respect to the composition of its assets and liabilities, cash inflows and outflows and transactions with financial instruments.

It will consider the diverse alternatives available to make decisions that ensure the highest and most sustainable returns with financial risk levels that are compatible with the business, current regulations and internal standards.

Asset Laundering, Terrorism Financing and Bribery Prevention Committee

This committee’s main purpose is to plan and coordinate activities to comply with policies and procedures to prevent asset laundering, terrorism financing and bribery, to maintain itself informed of the work carried out by the Compliance Officer, who has also been designated as the head of prevention in conformity with Law No. 20,393, as well as to adopt agreements to improve prevention and control measures proposed by the Compliance Officer.

Operational Risk Committee

This committee’s objective is to evaluate the status of critical processes that are directly related to the Bank’s Operational Risk and Internal Controls, in accordance with current SBIF standards in order to improve any weaknesses that the Bank may present and ensure proper implementation of regulatory changes. It is also responsible for attaining critical processes under an internal control environment that enables the Bank to operate stably and consistently, thus procuring desired levels of reliability, integrity and availability for information resources.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	92

Compliance Committee

The Compliance Committee’s main purpose is to define, promote and ensure that the conduct of all Itaú Corpbanca employees meets the highest possible standards of personal and professional excellence. Employee conduct should, at all times, be guided by the principles and values that embody our organization’s spirit, philosophy and good business practices. Its purpose is also to ensure the application of the Standards Compliance Model, within the context of the definitions established by this committee, and acknowledge the work developed by the Compliance Officer in this area, as well as adopt agreements for improving the control measures proposed.

Controller

The main function of the Office of the Controller is to support the Board of Directors and senior management to ensure maintenance, application and proper functioning of the Bank’s internal control system, which also entails supervising compliance with rules and procedures.

Code of Conduct and Market Information Manual

The objective is to continue progressing to become the best bank and have first-rate human capital. All associates, directors and Subsidiaries must adhere to ethical standards based on principles and values designed to guide and maintain the highest possible standards.

In response to our clients’ trust and recognition, which are vital to our success, all associates and directors should strive to retain this trust, strictly complying with the General Code of Conduct.

b.	Main Risks and Requirements Affecting the Bank and its Subsidiaries:

b.1 Credit Risk

The Corporate Risk Division is responsible for identifying, analyzing and monitoring risk at the Bank.

Credit risk is the risk of potential loss faced by the Bank if a customer or counterparty in a financial instrument does not comply with its contractual obligations to the Bank.

●	Quantitative and Qualitative Disclosures about Credit Risk

For Itaú Corpbanca, proper risk management in all areas, particularly regarding credit risk, is one of the core pillars of the Bank’s portfolio management efforts, striving to maintain a proper risk/return ratio.

The Bank’s risk philosophy outlines three lines of defense: first, its business areas; second, the credit risk areas and third, the Internal Auditing Area.

The credit risk areas are fully autonomous from the business areas. Their size and organizational structure are in accordance with the size of their portfolio and the complexity of their transactions.

Each credit risk area uses tools and methodologies tailored to the particular segments it serves to manage and monitor credit risk. This allows them to properly control risk based on the size and complexity of the transactions carried out by the Bank.

Credit risk management is based on the following key elements:

●	Loan policies.
●	Loan approval processes.
●	Sound risk culture that is consistent with the Bank’s strategy.
●	Regulatory and preventative outlook on risk.
●	Human resources with considerable expertise in loan-related decision making.
●	Active participation from Credit Risk Division in the approval process, using a market segmented structure.
●	Defined monitoring and collections processes with involvement from the Commercial and Risk Areas.
●	Dissemination of a risk culture throughout the Bank with internal and external training programs for the Commercial and Risk Areas.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	93

The Bank also has Credit Committees, which include Risk Managers, that determine debtor risk ratings. The Bank also has Credit Committees, which include Risk Managers, that determine debtor risk ratings.

These committees define individual and group exposure levels with customers as well as mitigating conditions such as collateral, loan agreements, etc. As part of the policies it defines that all customers must be analyzed at least once a year when the credit line is renewed or when a warning is activated, whichever occurs first.

The Bank’s risk management tool divides its portfolio into the following categories:

●	Normal Risk Portfolio.
●	Substandard Portfolio
●	Default Portfolio.

Normal Risk Portfolio

This includes debtors with payment capacity to comply normally with their obligations and commitments whose economic and financial situation shows no signs that this may change.

They are evaluated by analyzing a general parametric model with three qualitative factors (industry, shareholders and access to credit) and three quantitative financial rating parameters, which are weighted based on the Bank’s total sales.

Substandard Portfolio

It includes debtors with financial difficulties that significantly affect their payment capacity and about which there are reasonable doubts regarding repayment of all principal and interest in the contractually agreed-upon terms, showing little room to meet its financial obligations in the short term. Among other customers, this portfolio includes debtors with recent balances between 30 and 89 days past due that can be attributed to the company’s performance.

They are evaluated by analyzing a default parametric model that includes payment behavior and also considers the impact of negative results (losses).

Default Portfolio

This portfolio consists of debtors managed by the Normalization Area, including customers with individual default ratings and all customers that have defaulted on any loan as a result of payment capacity problems, regardless of their rating.

The Rating and Asset Control Area reviews compliance with this provision on a monthly basis.

Contingent Commitments

The Bank operates with diverse instruments that, although they are exposed to credit risk, are not reflected in the balance sheet. These include co-signatures and guarantees, documentary letters of credit, performance and bid bonds and commitments to grant loans, among others.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	94

Co-signatures and guarantees represent an irrevocable payment obligation. In the event that a customer with a co-signer does not fulfill its obligations with third parties guaranteed by the Bank, this will affect the corresponding payments so that these transactions represent the same exposure to credit risk as a common loan.

Documentary letters of credit are commitments documented by the Bank on behalf of a customer that are guaranteed by merchandise on board, which therefore have less risk than direct indebtedness. Performance and bid bonds are contingent commitments that take effect only if the customer does not comply with a commitment made with a third party, guaranteed by them.

Financial Instruments

For this type of asset, the Bank measures the probability of not being able to collect from issuers using internal and external ratings such as risk rating agencies that are independent from the Bank.

Maximum Exposure to Credit Risk

The following table shows the Bank’s maximum credit risk exposure by financial asset as of June 30, 2017 and December 31, 2016, for different balance sheet items, including derivatives, without deducting real guarantees or other credit enhancements received:

		Maximum Exposure
	Note	6-30-2017	12-31-2016
		MCh$	MCh$
Loans and advances to banks	8	781,358	150,568
Loans to customers	9	20,378,935	20,427,214
Financial derivative instruments		1,186,030	1,102,769
Receivables from repurchase agreements and securities borrowing	7	127,533	170,242
Financial assets available for sale	10	1,723,604	2,054,110
Financial assets held to maturity	10	213,277	226,433
Other assets	15	349,042	461,299
Contingent loans	20	5,023,865	5,310,136
Total		29,783,644	29,902,771

For more detail on maximum credit risk exposure and concentration by type of financial instrument, see the specific notes.

Guarantees

In order to mitigate credit risk, guarantees have been established in the Bank’s favor. The main guarantees provided by customers are detailed as follows:

For loans to companies, the main guarantees are:

●	Machinery and/or equipment
●	Projects under construction, buildings with specific purposes and
●	urban plots or land.

For loans to individuals, the main guarantees are:

●	Houses
●	Apartments

Guarantees taken by the Bank to secure collections of rights reflected in its loan portfolios are real mortgage-type guarantees (urban and rural property, farm land, ships and aircraft, mining claims and other assets) and pledges (inventory, farm assets, industrial assets, plantings and other pledged assets).

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	95

Credit Quality by Financial Asset Class

The credit quality of financial assets is described in conformity with the SBIF Compendium of Accounting Standards. The following table summarizes financial assets by credit quality:

	Individual Portfolio																				Group Portfolio
	Normal Portfolio							Substandard Portfolio					Default Portfolio							Total	Normal	Default	Total	Total
6-30-2017	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal		Portfolio	Portfolio		Portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and receivables
Loans and advances to banks	535,355	133,318	110,892	2,181	-	-	781,746	-	-	-	-	-	-	-	-	-	-	-		781,746				781,746
Provision	79	211	60	38	-	-	388	-	-	-	-	-	-	-	-	-	-	-		388	-	-	-	388
% Provision	0.04%	0.08%	0.22%	1.75%	0.00%	0.00%	0.12%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.12%	0.00%	0.00%	0.00%	0.12%
Loans to customers																					-	-	-
Commercial loans	43,766	228,865	2,636,626	3,380,226	2,630,267	566,881	9,486,631	356,934	114,912	84,885	106,119	662,850	67,845	12,677	53,117	32,164	34,644	108,922	309,369	10,458,850	1,122,747	110,338	1,233,085	11,691,935
Foreign trade loans	-	-	145,820	275,689	149,448	12,411	583,368	25,348	12,223	32,729	2,422	72,722	11,064	38,066	15,007	-	2,036	6,375	72,548	728,638	37,589	6,245	43,834	772,472
Current account overdrafts	-	1,625	12,735	30,223	31,398	6,997	82,978	3,643	604	328	506	5,081	452	224	1	154	619	4,941	6,391	94,450	48,736	6,019	54,755	149,205
Factored receivables	3,153	6,664	16,668	27,618	16,066	10,485	80,654	12	-	-	81	93	-	-	-	-	4	202	206	80,953	4,108	231	4,339	85,292
Student loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	744,354	39,107	783,461	783,461
Lease transactions	4,304	7,434	90,643	287,502	333,652	58,400	781,935	30,595	3,633	14,863	11,465	60,556	18,505	13,489	20,341	6,989	3,182	5,619	68,125	910,616	85,996	6,830	92,826	1,003,442
Other loans and receivables	4	53	764	3,585	4,073	470	8,949	209	43	60	221	533	11	50	18	58	21	952	1,110	10,592	13,245	3,607	16,852	27,444
Subtotal commercial loans	51,227	244,641	2,903,256	4,004,843	3,164,904	655,644	11,024,515	416,741	131,415	132,865	120,814	801,835	97,877	64,506	88,484	39,365	40,506	127,011	457,749	12,284,099	2,056,775	172,377	2,229,152	14,513,251
Provision	20	242	24,353	32,295	58,965	25,713	141,588	21,667	11,188	22,500	22,128	77,483	1,832	6,575	18,736	20,736	28,424	99,026	175,329	394,400	26,234	33,881	60,115	454,515
% Provision	0.03%	0.09%	0.11%	0.82%	1.80%	2.86%	0.98%	4.60%	14.30%	19.67%	20.05%	11.82%	2.00%	10.00%	25.00%	40.00%	65.00%	90.00%	43.27%	3.05%	1.09%	21.08%	2.52%	2.97%
Mortgage	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3,877,914	132,339	4,010,253	4,010,253
Provision	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	22,113	14,468	36,581	36,581
% Provision	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.50%	12.52%	0.92%	0.92%
Consumer	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2,379,941	99,874	2,479,815	2,479,815
Provision	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	84,872	48,416	133,288	133,288
% Provision	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3.01%	59.14%	5.13%	5.13%
Total loans	51,227	244,641	2,903,256	4,004,843	3,164,904	655,644	11,024,515	416,741	131,415	132,865	120,814	801,835	97,877	64,506	88,484	39,365	40,506	127,011	457,749	12,284,099	8,314,630	404,590	8,719,220	21,003,319
Provision	20	242	24,353	32,295	58,965	25,713	141,588	21,667	11,188	22,500	22,128	77,483	1,832	6,575	18,736	20,736	28,424	99,026	175,329	394,400	133,219	96,765	229,984	624,384
% Provision	0.04%	0.10%	0.84%	0.81%	1.86%	3.92%	1.28%	5.20%	8.51%	16.93%	18.32%	9.66%	1.87%	10.19%	21.18%	52.68%	70.17%	77.97%	38.30%	3.21%	1.60%	23.92%	2.64%	2.97%
Investment securities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

	Individual Portfolio																				Group Portfolio
	Normal Portfolio							Substandard Portfolio					Default Portfolio							Total	Normal	Default	Total	Total
12-31-2016	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal		Portfolio	Portfolio		Portfolio
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and receivables
Loans and advances to banks	37,960	76,834	33,751	2,235	-	-	150,780	-	-	-	-	-	-	-	-	-	-	-	-	150,780	-	-	-	150,780
Provision	14	85	73	39	-	-	211	-	-	-	-	-	-	-	-	-	-	-	-	211	-	-	-	211
% Provision	0.04%	0.08%	0.22%	1.75%	0.00%	0.00%	0.12%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.12%	0.00%	0.00%	0.00%	0.12%
Loans to customers
Commercial loans	47,699	204,313	2,647,749	3,852,211	2,438,286	509,927	9,700,185	288,559	124,372	60,771	174,912	648,614	44,173	19,479	81,515	19,769	39,177	93,789	297,902	10,646,701	1,195,886	113,777	1,309,663	11,956,364
Foreign trade loans	-	727	150,548	337,499	113,418	34,313	636,505	21,950	7,419	16,512	6,087	51,968	4,842	18,751	10,360	4,549	947	5,251	44,700	733,173	20,198	773	20,971	754,144
Current account overdrafts	2	407	10,443	19,249	20,847	7,218	58,166	2,140	914	118	735	3,907	7	33	8	124	403	2,024	2,599	64,672	65,640	3,389	69,029	133,701
Factored receivables	11,811	9,550	20,040	15,093	11,729	2,903	71,126	128	-	-	236	364	-	-	-	-	113	486	599	72,089	3,713	339	4,052	76,141
Student loans	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	605,052	27,255	632,307	632,307
Lease transactions	4,234	6,064	107,786	307,019	325,678	62,920	813,701	54,327	6,998	7,896	16,869	86,090	11,677	12,764	17,812	3,886	3,040	13,081	62,260	962,051	104,279	7,176	111,455	1,073,506
Other loans and receivables	111	312	2,101	3,264	3,318	664	9,770	493	51	35	157	736	16	393	1	14	48	162	634	11,140	17,446	1,714	19,160	30,300
Subtotal commercial loans	63,857	221,373	2,938,667	4,534,335	2,913,276	617,945	11,289,453	367,597	139,754	85,332	198,996	791,679	60,715	51,420	109,696	28,342	43,728	114,793	408,694	12,489,826	2,012,214	154,423	2,166,637	14,656,463
Provision	22	189	3,218	37,129	52,578	17,658	110,794	16,919	19,979	16,789	39,901	93,588	1,214	5,142	27,425	11,337	28,423	103,316	176,857	381,239	22,017	32,550	54,567	435,806
% Provision	0.03%	0.09%	0.11%	0.82%	1.80%	2.86%	0.98%	4.60%	14.30%	19.67%	20.05%	11.82%	2.00%	10.00%	25.00%	40.00%	65.00%	90.00%	43.27%	3.05%	1.09%	21.08%		2.97%
Mortgage	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3,755,370	133,147	3,888,517	3,888,517
Provision	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	18,912	16,670	35,582	35,582
% Provision	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.50%	12.52%	0.92%	0.92%
Consumer	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	2,387,009	93,955	2,480,964	2,480,964
Provision	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	71,780	55,562	127,342	127,342
% Provision	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	3.01%	59.14%	5.13%	5.13%
Total loans	63,857	221,373	2,938,667	4,534,335	2,913,276	617,945	11,289,453	367,597	139,754	85,332	198,996	791,679	60,715	51,420	109,696	28,342	43,728	114,793	408,694	12,489,826	8,154,593	381,525	8,536,118	21,025,944
Provision	22	189	3,218	37,129	52,578	17,658	110,794	16,919	19,979	16,789	39,901	93,588	1,214	5,142	27,425	11,337	28,423	103,316	176,857	381,239	112,709	104,782	217,491	598,730
% Provision	0.03%	0.09%	0.11%	0.82%	1.80%	2.86%	0.98%	4.60%	14.30%	19.67%	20.05%	11.82%	2.00%	10.00%	25.00%	40.00%	65.00%	90.00%	43.27%	3.05%	1.38%	27.46%	2.55%	2.85%
Investment securities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	96

b.2 Financial Risk

a.  Definition and Principles of Financial Risk Management

The Bank defines this risk as the possibility of an event having unexpected financial consequences on the institution. Although this definition involves a strong adversity component, it also involves an important opportunity component. Therefore, the purpose of financial risk management is not to eliminate this risk, but rather to limit its exposure to negative events in line with the risk appetite of the Bank’s shareholders and the regulations that govern the institution. The main financial risks to which the Bank is exposed are: Market Risk, Liquidity Risk and Counterparty Risk.

a.1   Market Risk

Market Risk is the exposure to economic gains or losses caused by movements in prices and market variables. This risk stems from the activities of the Trading and Banking Books24. In the first case, it comes from activities intended to obtain short-term gains and from the intensive use of fair value instruments. In the second case, with a more long-term vision, it stems from commercial activities with products valued at amortized cost. The following section describes the main market risk factors to which the Bank and its subsidiaries are exposed:

●	Foreign Exchange Risk

Foreign exchange risk is the exposure to adverse movements in the exchange rates of currencies other than the base currency for all balance sheet and off-balance sheet positions. The main sources of foreign exchange risk are:

●	Positions in foreign currency (FX) within the Trading Book.
●	Currency mismatches between assets and liabilities in the Banking Book.
●	Cash flow mismatches in different currencies.
●

Structural positions produced from consolidating assets and liabilities from our foreign branches and subsidiaries denominated in currencies other than the Chilean peso. As a result, movements in exchange rates can generate volatility within the Bank’s income statement and equity. This effect is known as “translation risk”.

●	Indexation Risk

Indexation risk is the exposure to changes in indexed units (e.g. Unidad de Fomento (UF), Unidad de Valor Real (UVR) or others) linked to domestic or foreign currency in which any instruments, contracts or other transactions recorded in the Statement of Financial Position may be denominated.

●	Interest Rate Risk

Interest Rate Risk is the exposure to movements in market interest rates. Changes in market interest rates can affect both the price of instruments recorded at fair value and the financial margin and other gains from the Banking Book such as fees. Fluctuations in interest rates also affect the Bank’s economic value.

Interest rate risk can be represented by sensitivities to parallel and/or non-parallel yield shifts with the effects reflected in the prices of instruments, the financial margin, equity and economic value.

The Banking Book includes all positions in derivative and non-derivative instruments that do not form part of the Trading Book.

24 The Trading Book includes non-derivative financial instruments that have been classified as trading instruments and all derivative positions that have not been classified as hedging instruments, according to accounting standards.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	97

●	Volatility Risk

In addition to the exposure related to the underlying asset, issuing options has other risks. These risks arise from the non-linear relationship between the gain generated by the option and the price and level of the underlying factors, as well as exposure to changes in the price volatility of the underlying asset.

a.2) Liquidity Risk

Funding Liquidity Risk is the exposure of the Bank’s and its subsidiaries to events that affect their ability to meet, in a timely manner and at reasonable costs, cash payment obligations arising from maturities of time deposits that are not renewed, withdrawals from demand accounts, maturities or settlements of derivatives, liquidations of investments or any other payment obligation.

Financial institutions are exposed to funding liquidity risk that is intrinsic to the role of intermediary that they play in the economy. In general, in financial markets demand for medium or long-term financing is usually much greater than the supply of funds for those terms while short-term financing is in considerable supply. In this sense, the role of intermediary played by financial institutions, which assume the risk of satisfying the demand for medium and long-term financing by brokering short-term available funds, is essential for the economy to function properly.

Appropriately managing funding liquidity risk not only allows contractual obligations to be met in a timely manner, but also enables:

●	the liquidation of positions, when it so decides, to occur without significant losses.
●	the commercial and treasury activities of the Bank and its subsidiaries to be financed at competitive rates.
●	the Bank to avoid fines or regulatory penalties for not complying with regulations.

a.3) Counterparty Risk

Counterparty Risk is the risk of loss arising from non-compliance by a given counterparty, for whatever reason, in paying all or part of its obligations with the Bank under contractually agreed-upon conditions. This risk also includes a given counterparty’s inability to comply with obligations to settle derivative operations with bilateral risk.

The Bank diversifies credit risk by placing concentration limits on different groups. Exposure to credit risk is evaluated using an individual analysis of the payment capacity of debtors and potential debtors to meet their obligations on time and as agreed.

b. Financial Risk Management

The process of managing financial risks is an ongoing, interlinked process that begins by identifying the risks to which the institution is exposed. After that, the Bank calculates the potential impact of that exposure on its profit or loss and limits it to a desired level. This involves actively monitoring risk and studying how it evolves over time. The risk management process can be subdivided into the following stages:

b.1) Identification of Financial Risks

The Financial Risk Division has a highly technical team that is constantly monitoring the activities of the Bank and its subsidiaries to search for potential risks that have not been quantified and controlled. The Bank’s Treasury Division serves as a first line of defense and plays an essential role in risk detection. Itaú Corpbanca’s structure facilitates this role of identifying risks by preserving the division’s independence and ensuring active participation from management in creating/modifying products. After a risk is identified, it is quantified to see the potential impact on value creation within the institution.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	98

b.2) Quantification and Control of Financial Risk Exposure

Once a risk has been identified, the Financial Risk Division is responsible for mapping the risk using the appropriate quantification metrics. The Board and senior management are aware of the methods used to measure exposure and are responsible for setting the institution’s desired risk appetite levels (by business unit, associate, risk factor, area, etc.), always taking care to adhere to current regulations. The limit setting process is the instrument used to establish the equity available to each activity. Limit determination is, by design, a dynamic process that responds to the risk level considered acceptable by senior management.

The Financial Risk Division requests and proposes a system of quantitative and qualitative limits and warning levels that affect liquidity and market risk; this request must be authorized by the ALCO and the Board. It also regularly measures risk incurred, develops valuation tools and models, performs periodic stress testing, measures the degree of concentration with interbank counterparties, drafts policy and procedure handbooks and monitors authorized limits and warning levels, which are reviewed at least once per year.

The limit structure requires the division to carry out a process that includes the following steps:

●	Efficiently and comprehensively identify and outline the main types of financial risks incurred so that they are consistent with the running of the business and the defined strategy.
●	Quantify and communicate to business areas the risk levels and profile that senior management considers acceptable in order to avoid incurring undesired risks.
●

Give business areas flexibility to take on financial risks in an efficient and timely manner based on changes in the market and business strategies, and always within the risk levels considered acceptable by the entity.

●	Enable business generators to take on a cautious yet sufficient level of risk in order to achieve budgeted results.
●

Outline the range of products and underlying assets with which each treasury unit can operate, based on characteristics like the model, valuation systems and liquidity of the instruments involved, among other factors.

The metrics, by type of risk, used to quantify exposure or demonstrate that a risk has been materialized are detailed below:

●	Market Risk Metrics and Limits

Given the complexity and relevance of the portfolios managed by Itaú Corpbanca, diverse instruments have been chosen to control market risk based on the characteristics of the financial products in the Trading and Banking Books: The following regulatory and internal metrics are used to monitor and control market risk:

Regulatory Risk Measurements for the Trading and Banking Books

The Bank measures regulatory exposure using the standardized methodology provided by the Chilean Central Bank (Chapter III-B-2.2 “Standards on measuring and controlling market risks in banking companies” of the Compendium of Financial Standards) and complemented by the SBIF (Chapter 12-21 “Standards on measuring and controlling market risks”), which is a risk measurement based on the standard methodology of the Basel Committee, which is designed to quantify exposure to market risks for the Banking and Trading Books.

The regulatory measurement of market risk in the Trading Book allows the Bank to estimate its potential losses from fluctuations standardized by the regulator. The regulatory limit is the sum of this risk (also known as Market Risk Exposure or MRE) and 10% of the Credit Risk Weighted Assets; in no case may this sum be greater than the Bank’s Regulatory Capital.

The Bank, on an individual level, must continuously observe those limits and report to the SBIF on a weekly basis regarding

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	99

its positions at risk and compliance with those limits (SBIF C41 regulatory report). It must also inform the SBIF each month on the consolidated positions at risk of subsidiaries and foreign subsidiaries (SBIF C43 regulatory report).

The following table details regulatory limit consumption for market risk, specifically for the Trading Book as of June 30, 2017 and 2016.

Limit Consumption	As of June 30,	As of December 31,
	2017	2016
Market risk exposure (MRE)	59.0%	60.4%

The regulatory risk measurement for the Banking Book (SBIF C40 regulatory report) is used to estimate the Bank’s potential losses from standardized adverse movements in interest and exchange rates. It is important to specify that for regulatory reporting purposes, the Trading Book includes the interest rate risk of derivatives managed in the Banking Book.

The standardized regulatory report for the Banking Book (SBIF C40 regulatory report) is used to estimate the Bank’s potential economic losses from standardized adverse movements in interest rates defined by the SBIF. Currently, limits for short-term exposure (STE) to interest rate and indexation risk in the Banking Book must not exceed 35% of annual operating income (LTM moving period) and long-term limit consumption (LTE) must be less than 20% of the Bank’s regulatory capital.

The following table details regulatory limit consumption for market risk, specifically for the Banking Book as of June 30, 2016 and 201525:

Limit Consumption	As of June 30,	As of December 31,
	2017	2016
Short-term exposure to interest rate risk (STE)	34.7%	51.8%
Long-term exposure to interest rate risk (LTE)	57.8%	60.1%

Value at Risk (VaR)

●

Calculation of Historical Value at Risk (Non-parametric). This measurement provides the maximum potential economic loss at a certain confidence level and a given time horizon. Historical VaR, as opposed to Statistical or Parametric VaR, is based on the observed distribution of past returns, does not need to make assumptions of probability distributions (frequently normal distribution) and, therefore, does not need a mean (assumed 0), standard deviation and correlations across returns (parameters). The Bank’s uses a 99% confidence level and a time horizon of 1 day.

●

Calculation of Volatility-Adjusted Historical Value at Risk (Non-parametric). This measurement is based on the above and the profit and loss vector is adjusted according to whether it is facing a period of greater or less volatility.

The Board defines limits on the Value at Risk (as of the end of the first half of 2016 it uses the volatility-adjusted Historical VaR method) that can be maintained, which is monitored on a daily basis. The measurement is also subjected to backtesting to verify that the daily losses that effectively occurred do not exceed VaR more than once every 100 days. The result is monitored daily to confirm the validity of the assumptions, hypothesis and the adequacy of the parameters and risk factors used in the VaR calculation.

The Bank in turn calculates VaR for sub/portfolios and risk factors, which allows it to quickly detect pockets of risk. Since VaR does not consider stress scenarios, it is complemented by stress testing. Specifically, the Bank uses metrics that take into account prospective, historical and standardized scenarios.

25 For year-end 2016, the C40 short-term limit is 30% of annual operating income.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	100

Although the Value at Risk model is one of the models most frequently used by the local financial industry, like any model it has limitations that must be considered:

●

It does not take into account the expected loss in the event that the portfolio return is above the confidence level defined in the VaR. In other words, in the Bank’s case it does not reflect what happens in the 1% of the tail. This is mitigated with the stress measures detailed below.

●	It does not consider intraday results, but only reflects the potential loss given current positions.
●	It does not take into account potential changes in the dynamics of movements in market variables (i.e. potential changes in the matrix of variance and covariance).

Sensitivity Measurements

Sensitivity measurements are based on estimated scenarios for positions in the Trading and Banking books.

●	Trading Book Positions by Risk Factor:

Trading Book positions as of June 30, 2017 and 2016, are detailed as follows:

	Position
Risk Factor / Products	As of June 30, 2017	As of December 31, 2016
	MCh$	MCh$
CLP rates
Derivatives	(1,204,306)	(131,852)
Investments	1,243	344,390
CLF rates
Derivatives	649,728	319,785
Investments	72	72,668
COP rates
Derivatives	144,014	4,275
Investments	273,707	381,848
UVR rates
Derivatives	-	-
Investments	2,770	168,828
USD rates	(90,741)	44,211
OM rates OM	(5,450)	(1,061)
FX (exchange rate)	21,072	14,089
Inflation (CLF)	-	-
Optionality (Gamma, Vega)	12	6

Trading Book positions by risk factor correspond to the fair and equivalent nominal value (exchange rate or “FX”, inflation and optionality) of the portfolios within the Trading Book. The Trading Book is made up of the financial assets presented in notes 6 and 8, and financial liabilities presented in note 8. The currency position incorporates the amortized cost positions from the Statement of Financial Position, excluding the positions related to the foreign investment with their respective hedges. The currency positions in the Trading Book have limits for each currency.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	101

●	Banking Book Positions by Risk Factor:

FX and Inflation Positions in Banking Book:

Foreign currency and inflation positions in the Banking Book (in MCh$) as of June 30, 2017 and 2016, are detailed as follows:

	June 2017	December 2016
CLF Position	486,320	1,118,526
FX Position	263,780	(684,938)

Positions in currencies other than Chilean pesos (FX) and exposure to indexation is classified by book and by their effect on the Bank’s financial statements, reflecting the spot exposure to each risk factor. It is important to highlight the impact of structural exchange rate risk arising from the Bank’s positions in currencies other than the Chilean peso related primarily to the consolidation of investments in subsidiaries or affiliates and the results and hedges of these investments. The process of managing structural exchange rate risk is dynamic and attempts to limit the impact of currency depreciation, thus optimizing the financial cost of hedges. The general policy for managing this risk is to finance them in the currency of the investment provided that the depth of the market so allows and the cost is justified by the expected depreciation. One-time hedges are also taken out when the Bank considers that any currency may weaken beyond market expectations with respect to the Chilean peso. As of June 30, 2017, greater ongoing exposure was concentrated in Colombian pesos (approximately MUS$ 1,000). The Bank hedges part of these positions on a permanent basis using currency derivatives. The currency positions in the Banking Book have limits for each currency.

Structural Interest Rate Position in Banking Book (Interest Rate Gap):

Structural interest rate risk is measured using representation by risk factor of cash flows expressed at fair value, assigned at the repricing date and by currency. This methodology facilitates the detection of concentrations of interest rate risk over different time frames. All positions in and outside the Statement of Financial Position must be ungrouped into cash flows and placed at the repricing / maturity point. For those accounts that do not have contractual maturities, an internal model is used to analyze and estimate their durations and sensitivities.

The following table shows the Banking Book Positions (products valued at amortized cost and available-for-sale instruments and derivatives valued at fair value) for the most important currencies in which the Bank does business as of June 2017 and 2016.

The exposures presented are the present values resulting from:

●	Modeling contractual cash flows based on behaviors that affect market risk exposure. Example: prepayment, renewal, etc.
●	Discounting cash flows from items accounted for on an accrual basis at a rate that represents the opportunity cost of the liability/asset.
●	Discounting cash flows from items accounted for at market value at the market rate.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	102

			June 2017
CLP Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	3,814,011	821,825	1,841,097	1,404,399	537,651
Cash	818,218	-	-	-	-
Repurchase agreements	2,428	-	-	-	-
Loans to customers	2,056,822	782,048	1,764,719	1,042,021	425,383
Financial assets available for sale	(15,380)	39,777	76,378	362,378	112,268
Financial assets held to maturity	-	-	-	-	-
PP&E and investments	139,531	-	-	-	-
Other assets	812,392	-	-	-	-
LIABILITIES	(6,926,150)	(1,054,748)	(2,344,602)	(1,012,130)	(129,957)
Current accounts and demand deposits	(535,271)	(83,737)	(473,651)	(881,902)	-
Savings accounts and time deposits	(2,580,933)	(966,202)	(1,806,478)	(54,580)	-
Debt issued	(831)	(4,713)	(40,461)	(75,648)	(129,957)
Other liabilities	(536,245)	-	-	-	-
Capital and reserves	(3,220,878)	-	(24,012)	-	-
Repurchase agreements	(51,992)	(96)	-	-	-
DERIVATIVES	(45,934)	165,102	1,248,815	(235,549)	59,252
Financial derivative instruments	(45,934)	165,102	1,248,815	(235,549)	59,252

			June 2017
CLF Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	437,665	468,138	1,907,520	1,818,356	3,959,586
Cash	-	-	-	-	-
Repurchase agreements	-	465,621	-	-	-
Loans to customers	457,974	2,517	1,644,999	1,788,794	3,933,647
Financial assets available for sale	39,285	-	262,521	29,562	25,939
Financial assets held to maturity	-	-	-	-	-
PP&E and investments	-	-	-	-	-
Other assets	(59,594)	-	-	-	-
LIABILITIES	(630,173)	(300,090)	(661,556)	(969,875)	(3,880,582)
Current accounts and demand deposits	(19,091)	-	-	-	(433,619)
Savings accounts and time deposits	(87,483)	(223,576)	(378,614)	(77,979)	(3,432,947)
Debt issued	(392,948)	(76,514)	(237,771)	(830,843)	(14,016)
Other liabilities	(130,651)	-	(45,171)	(61,053)	-
Capital and reserves	-	-	-	-	-
Repurchase agreements	-	-	-	-	-
DERIVATIVES	(680,864)	(71,156)	(1,671,588)	(167,136)	407,315
Financial derivative instruments	(680,864)	(71,156)	(1,671,588)	(167,136)	407,315

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	103

			June 2017
USD Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
Assets	960,878	415,130	679,034	33,429	21,573
Cash	469,236	-	-	-	-
Repurchase agreements	210,583	-	-	-	-
Loans to customers	183,613	415,054	678,556	21,665	18,733
Financial assets available for sale	197	76	478	11,764	2,840
Financial assets held to maturity	-	-	-	-	-
PP&E and investments	-	-	-	-	-
Other assets	97,249	-	-	-	-
Liabilities	(1,220,757)	(350,697)	(881,517)	(492,476)	-
Current accounts and demand deposits	(439,286)	-	-	-	-
Savings accounts and time deposits	(608,594)	(225,524)	(384,440)	(492,476)	-
Debt issued	(7,460)	(125,173)	(497,077)	-	-
Other liabilities	(113,539)	-	-	-	-
Capital and reserves	(35,719)	-	-	-	-
Repurchase agreements	(16,159)	-	-	-	-
DERIVATIVES	(81,659)	93,953	428,533	376,005	(4,173)
Financial derivative instruments	(81,659)	93,953	428,533	376,005	(4,173)

			June 2017
COP Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	2,486,419	517,071	759,233	838,861	713,516
Cash	242,323	-	-	-	-
Repurchase agreements	14,870	-	-	-	-
Loans to customers	1,823,784	475,899	755,270	702,015	516,038
Financial assets available for sale	19,324	14,186	3,963	136,846	197,478
Financial assets held to maturity	58,774	26,986	-	-	-
PP&E and investments	-	-	-	-	-
Other assets	327,344	-	-	-	-
LIABILITIES	(3,525,822)	(604,098)	(874,964)	(553,299)	(366,521)
Current accounts and demand deposits	(1,784,757)	-	-	-	-
Savings accounts and time deposits	(499,948)	(564,529)	(780,479)	(456,962)	(150,229)
Debt issued	(18,626)	(39,569)	(94,485)	(96,337)	(216,292)
Other liabilities	(475,577)	-	-	-	-
Capital and reserves	(746,914)	-	-	-	-
Repurchase agreements	-	-	-	-	-
DERIVATIVES	466,115	(110,099)	(237,920)	169,976	(100,615)
Financial derivative instruments	466,115	(110,099)	(237,920)	169,976	(100,615)

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	104

			December 2016
CLP Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	3,501,743	870,778	2,160,430	1,290,116	543,713

Cash	456,753	-	-	-	-
Repurchase agreements	82,146	-	-	-	-
Loans to customers	2,103,570	823,545	2,126,992	1,126,147	459,420
Financial assets available for sale	320,536	47,233	33,438	163,969	84,293
Financial assets held to maturity	-	-	-	-	-
PP&E and investments	214,411	-	-	-	-
Other assets	324,327	-	-	-	-
LIABILITIES	(6,504,266)	(1,196,757)	(2,361,334)	(227,588)	(158,564)
Current accounts and demand deposits	(1,890,606)	-	(58,425)	-	-
Savings accounts and time deposits	(3,042,768)	(1,190,542)	(2,286,425)	(157,934)	(255)
Debt issued	(831)	(4,710)	(15,982)	(69,654)	(158,309)
Repurchase agreements	-	-	-	-	-
Other liabilities	(302,491)	(1,505)	(502)	-	-
Capital and reserves	(1,267,570)	-	-	-
DERIVATIVES	(136,936)	(204,005)	548,898	(117,704)	48,800
Financial derivative instruments	(136,936)	(204,005)	548,898	(117,704)	48,800

			December 2016
CLF Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	460,596	467,103	2,112,730	1,828,020	3,977,336
Cash	-	-	-	-	-
Repurchase agreements	-	-	-	-	-
Loans to customers	498,761	453,798	2,019,088	1,751,321	3,931,531
Financial assets available for sale	3,792	13,305	93,642	76,699	45,805
Financial assets held to maturity	-	-	-	-	-
PP&E and investments	-	-	-	-	-
Other assets	(41,957)	-	-	-	-
LIABILITIES	(366,933)	(158,745)	(1,087,649)	(892,317)	(3,218,064)
Current accounts and demand deposits	(17,596)	-	-	-	-
Savings accounts and time deposits	(221,537)	(146,567)	(498,559)	(175,591)	(423,162)
Debt issued	(41,651)	(12,178)	(542,146)	(649,782)	(2,773,046)
Repurchase agreements	-	-	-	-	-
Other liabilities	(86,149)	-	(46,944)	(66,944)	(21,856)
Capital and reserves	-	-	-	-	-
DERIVATIVES	(633,500)	(290,901)	(864,344)	448,301	233,496
Financial derivative instruments	(633,500)	(290,901)	(864,344)	448,301	233,496

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	105

			December 2016
FX Position	1 Month	1 - 3 Months	3 Months to 1 Year	1 to 3 Years	More than 3 Years
ASSETS	979,846	774,212	1,123,227	31,486	34,326
Cash	349,543	-	-	-	-
Repurchase agreements	39,172	-	-	-	-
Loans to customers	645,830	774,108	1,122,529	22,872	22,093
Financial assets available for sale	287	104	698	8,614	12,233
Financial assets held to maturity	-	-	-	-	-
PP&E and investments	-	-	-	-	-
Other assets	(54,986)	-	-	-	-
LIABILITIES	(1,880,468)	(785,961)	(1,179,179)	(545,528)	-
Current accounts and demand deposits	(317,104)	-	(7,959)	-	-
Savings accounts and time deposits	(923,035)	(264,542)	(322,601)	-	-
Debt issued	(7,529)	(125,397)	(469,452)	(540,348)	-
Repurchase agreements	-	-	-	-	-
Other liabilities	(610,230)	(396,022)	(379,167)	(5,180)	-
Capital and reserves	(22,570)	-	-	-	-
DERIVATIVES	329,880	264,544	461,844	543,063	(57,615)
Financial derivative instruments	329,880	264,544	461,844	543,063	(57,615)

The following table summarizes the aforementioned exposures:

	Exposure	Exposure
Currency	June 2017	December 2016
	MCh$	MCh$
CLP	(1,856,918)	(1,942,677)
CLF	(34,439)	1,118,526
COP-UVR	(422,147)	(778,611)
FX	(22,746)	93,673

●	Sensitivity Analysis for Financial Risks

The Bank uses stress testing as a sensitivity analysis tool in order to control financial risk. This measurement is performed separately for the Trading and Banking Books.

Sensitivity is estimated using the DV01 indicator, which is a measure of sensitivity of portfolio results if the zero coupon interest rate of the risk factor increases by 1 basis point (0.01%) for different maturities and in annualized terms. Although the use of DV01 to estimate potential impacts on the economic, book and equity value is easy to understand and implement, it excludes both correlations among risk factors and second-order effects.

The following table presents an estimate of the likely, but reasonable impact of fluctuations in interest rates, exchange rates and implicit volatilities (market factors) that would impact the Trading and Banking Book.

The fluctuations in market factors correspond to highly probable scenarios chosen from among a set of scenarios agreed upon based on the opinions of specialists in economics and financial risk and operators. In order to estimate sensitivity, sensitivity (DV01) and the reasonably likely scenarios must be multiplied by market factor.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	106

Interest Rate Scenarios - Chile (basis points – 0.01%)

Scenarios for Impact on Profit and Loss (P&L)							Scenarios for Impact on Available-for-Sale Assets (AFS)							Scenarios for Impact on Accrual Book
Term	Chamber CLP	Gov’t CLP	Chamber CLF	Gov’t CLF	Curve USD	Curves MX	Term	Chamber CLP	Gov’t CLP	Chamber CLF	Gov’t CLF	Curve USD	Curves MX	Term	Chamber CLP	Chamber CLF	Curve USD	Curves MX
1D	32	47	97	127	55	-55	1D	32	47	-97	127	55	55	1M	32	97	55	-
3M	32	47	97	127	55	-55	3M	32	47	-97	127	55	55	3M	32	97	55	-
6M	32	47	97	127	55	-55	6M	32	47	-97	127	55	55	6M	32	97	55	-
9M	32	43	73	99	56	-56	9M	32	43	-73	99	56	56	9M	32	73	56	-
1Y	35	38	47	68	56	-56	1Y	35	38	-47	68	56	56	1Y	35	47	56	-
2Y	37	45	34	59	39	-39	2Y	37	45	-34	59	39	39
3Y	44	45	36	49	38	-38	3Y	44	45	-36	49	38	38
4Y	50	44	38	42	38	-38	4Y	50	44	-38	42	38	38
5Y	57	43	41	43	42	-42	5Y	57	43	-41	43	42	42
7Y	53	38	40	42	49	-49	7Y	53	38	-40	42	49	49
10Y	49	40	39	40	60	-60	10Y	49	40	-39	40	60	60
20Y	49	39	41	34	60	-60	20Y	49	39	-41	34	60	60

Exchange Rate Scenarios – Chile

Exchange Rate	Scenario for Impact on P&L	Scenario for Impact on AFS	Scenario for Impact on Amortized Cost Book
USD-CLP	5.3%	-5.3%	-5.3%
USD-COP	5.0%	5.0%	5.0%

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	107

Interest Rate Scenarios - Chile (basis points – 0.01%)

Scenarios for Impact on Profit and				Scenarios for Impact on Available -				Scenarios for Impact on
Loss (P&L)				for-Sale Assets (AFS)				Accrual Book
Term	Gov’t COP	Swap IBR	Curve USD	Term	Gov’t COP	Swap IBR	Curve USD	Term	Swap IBR	Curve USD
1D	91	54	-22	1D	91	54	-22	1D	54	14
3M	91	63	-7	3M	91	63	-7	1M	97	17
6M	91	64	-6	6M	91	64	-6	3M	63	24
9M	91	65	-9	9M	91	65	-9	6M	64	22
1Y	91	67	-12	1Y	91	67	-12	9M	65	25
2Y	90	59	-14	2Y	90	59	-14	1Y	67	28
3Y	70	57	-21	3Y	70	57	-21
4Y	57	48	-28	4Y	57	48	-28
5Y	54	40	-35	5Y	54	40	-35
7Y	48	34	-43	7Y	48	34	-43
10Y	38	25	-55	10Y	38	25	-55
20Y	-13	-7	-96	20Y	-13	-7	-96

Exchange Rate Scenarios – Colombia

	Scenario for	Scenario for	Scenario for Impact
Exchange	Impact on	Impact on	on Amortized Cost
Rate	P&L	AFS	Book
USD-COP	13.2%	-6.1%	13.2%

The following table presents the impact of movements or reasonably likely scenarios applied to positions in the Trading Book that affect the Bank’s Statement of Income as of June 30, 2017 and 2016:

Potential Impact on P&L	June	December
	2017	2016
	MCh$	MCh$
CLP Rate Risk	(7,497)	(2,812)
Derivatives	(7,384)	(2,604)
Investments	(113)	(208)
CLF Rate Risk	(363)	(8,069)
Derivatives	(363)	(8,069)
Investments	-	-
COP Rate Risk	(4,796)	(11,622)
Derivatives	(243)	(10,439)
Investments	(4,553)	(1,183)
UVR Rate Risk	(65)	(404)
Derivatives	-	-
Investments	(65)	(404)
USD Rate Risk	(3,971)	(2,658)
Other Currencies Rate Risk	(7)	(9)
Total Rate Risk	(16,699)	(25,574)
Foreign Exchange Risk	(2,051)	(1,921)
Options Risk	176	(87)
Total Impact	(18,574)	(27,582)

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	108

Option Risk includes the (Vega) and Gamma volatility risks.

The following table presents the impact on the margin of movements or reasonably likely scenarios on positions in the Banking Book as of June 30, 2017 and 2016.

Potential Impact on Banking Book	June	December
Amortized Cost	2017	2016
	MCh$	MCh$
Impact of Interbank Rate Risk	(7,749)	(7,096)

The impact on the Banking Book does not necessarily mean a gain/loss but it does mean smaller/larger net income from the generation of funds (net funding income, which is the net interest from the accrual portfolio) for the next 12 months.

In line with the effects on profit and loss of positions accounted for at fair value and amortized cost, the changes in market factors because of reasonably possible movements in interest and exchange rates also generate impacts on equity accounts as a result of the potential change in market value of the portfolio of available-for-sale instruments and the portfolios of cash flow and net foreign investment hedges, which are presented in the following table:

June 30, 2017:

	Potential Impact on Equity as of June 2017

	DV01 (+1 bp)
Interest Rate		Impact of Change in Interest Rate
	US$	MUS$	MCh$
CLP	(350,106)	(14.55)	(9,664)
CLF	121,085	(18.58)	(12,335)
COP	(178,024)	(11.27)	(7,484)
UVR	-	-	-
US$	(64,589)	(2.52)	(1,674)
Other	-	-	-
Total Interest Rate Impact	(471,634)	(47)	(31,157)

Exchange Rate	Impact of Change in Prices
	MUS$	MCh$
US$	(10)	(6,748)
COP	(6)	(4,093)
Total Exchange Rate Impact	(16)	(10,841)
Total Impact	(63)	(41,998)

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	109

December 31, 2016:

Interest Rate	Potential Impact on Equity as of December 2016
	DV01 (+1 bp)	Impact of Change in Interest Rate

	US$	MUS$	MCh$
Ch$	(293,337)	(14.00)	(9,211)
CLF	41,167	(15.00)	(10,029)
COP	(152,241)	(8.00)	(5,588)
US$	(77,927)	(3.00)	(2,094)
Other	(159)	-	(7)
Total Interest Rate Impact	(482,497)	(40)	(26,929)

Foreign Exchange	Impact of Change in Prices
	MUS$	MCh$
US$	(1)	(269)
Other	(150)	(100,390)
Total Impact	(151)	(100,659)
Total Impact	(191)	(127,588)

The Bank uses accounting hedges to efficiently manage accounting asymmetries present in financial risk exposure.

The use of accounting hedges is dependent on limits defined by the board, definitions from the ALCO and the hedging policy. The ALM Division is responsible for designing and implementing strategies and the Financial Risk Management Division for measuring and monitoring the effectiveness of hedges, generating effectiveness indicators that are continuously monitored.

●	Liquidity Risk Metrics and Limits

Liquidity risk measurements are focused mainly on quantifying whether the institution has sufficient resources to meet its intraday and interday obligations under both normal and stressed conditions. They also include a framework of indicators to forecast the occurrence of liquidity stress scenarios and clarity as to the steps to follow once the risk has occurred.

The following regulatory and internal metrics are used to monitor and control liquidity risk:

Regulatory Measurement of Liquidity Risk

Adjusted liquidity gap: the same chapter (SBIF 12-20 “Management and Measurement of Liquidity Position”) establishes that, with prior authorization from the regulator, cash outflows to retail counterparties may be assigned a different maturity than their contractual maturity based on their statistical behavior. Adjusted mismatches (local consolidated) are restricted to a maximum of:

●	30-day mismatches in consolidated and foreign currency: 100% of Core Capital.
●	90-day mismatches in consolidated currency: 200% of Core Capital.

The Bank, on a local consolidated level, must continuously observe those limits and periodically report to the SBIF its positions at risk and compliance with those limits using the C46 regulatory report.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	110

The use of the liquidity regulatory limit as of June 30, 2017 and 2016, is detailed as follows:

	As of	As of
	June 30,	December 31,
Regulatory Liquidity Indicator	2017	2016
At 30 days	2%	4%
At 30 days in foreign currency	17%	12%
At 90 days	19%	16%

Regulatory Measurement of Contractual Liquidity Gap

In accordance with SBIF chapter 12-20, the Bank analyzes all on and off-balance-sheet items that contribute cash flows at their contractual maturity point.

Balances of the Bank’s consolidated undiscounted contractual cash flows from financial assets and liabilities as of June 30, 2017 and 2016, are detailed as follows in MCh$:

				June 30, 2017
	Up to 1M	1M-3M	3M-6M	6M-1Y	1Y-3Y	3Y-5Y	More than 5Y	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	4,365,955	1,619,539	2,231,760	2,593,307	5,404,747	3,543,636	8,814,181	28,573,125
Cash	1,161,352	-	-	-	-	-	-	1,161,352
Financial instruments recorded at market value	787,099	34,542	26,754	132,156	589,025	472,738	20,601	2,062,915
Loans to other domestic banks without lines of credit	165,439	-	-	-	100,192	-	-	265,631
Lines of credit granted to other domestic banks	-	-	-	-	-	-	-	-
Commercial loans without lines of credit	1,924,143	1,370,033	1,849,923	1,421,079	2,797,285	1,815,879	4,610,750	15,789,092
Commercial lines of credit and overdrafts	(279,157)	4,575	6,045	54,356	72	-	-	(214,109)
Consumer loans without lines of credit	96,254	136,941	189,665	354,496	1,058,234	490,871	191,801	2,518,262
Consumer lines of credit and overdrafts	63,462	8,829	9,769	337,601	3,510	-	-	423,171
Residential mortgage loans	34,542	67,460	97,808	193,805	763,036	708,351	3,930,133	5,795,135
Financial instruments recorded based on issuer’s flow	12,568	154	22,656	52,566	-	-	-	87,944
Other transactions or commitments without lines of credit	592,010	-	-	-	5,435	-	-	597,445
Other lines of credit granted	-	-	-	-	-	-	-	-
Derivative instruments	(191,757)	(2,995)	29,140	47,248	87,958	55,797	60,896	86,287
Liabilities	(9,068,669)	(2,496,046)	(2,204,250)	(2,850,531)	(2,869,904)	(1,312,311)	(5,362,417)	(26,164,128)
Current accounts and other demand deposits	(4,355,763)	-	-	-	-	-	-	(4,355,763)
Term savings accounts - unconditional withdrawal	(3,314)	-	-	-	-	-	-	(3,314)
Term savings accounts - deferred withdrawal	(27,042)	-	-	-	-	-	-	(27,042)
Obligations with Chilean Central Bank without lines of credit	(511,444)	-	-	-	-	-	-	(511,444)
Lines of credit secured from Chilean Central Bank	-	-	-	-	-	-	-	-
Obligations with other domestic banks without lines of credit	-	-	-	-	-	-	-	-
Lines of credit secured from other domestic banks	-	-	-	-	-	-	-	-
Savings accounts and time deposits	(2,466,994)	(2,214,081)	(1,736,059)	(1,855,126)	(1,026,911)	(125,768)	(750,656)	(10,175,595)
Foreign loans without lines of credit	(271,514)	(191,182)	(302,902)	(316,605)	(538,749)	(104,447)	(195,447)	(1,920,846)
Lines of credit from foreign banks	-	-	-	-	-	-	-	-
Letter of credit obligations	(3,281)	(704)	(3,851)	(7,097)	(23,980)	(17,732)	(29,193)	(85,838)
Bonds payable	(506,918)	(84,087)	(130,097)	(671,703)	(1,216,424)	(1,039,090)	(4,384,996)	(8,033,315)
Other obligations or payment commitments without lines of credit	(922,399)	(5,992)	(31,341)	-	(63,840)	(25,274)	(2,125)	(1,050,971)
Other lines of credit secured	-	-	-	-	-	-	-	-
Net band	(4,702,714)	(876,507)	27,510	(257,224)	2,534,843	2,231,325	3,451,764	2,408,997

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	111

		December 31, 2016
	Up to 1M	1M-3M	3M -1Y	1Y-3Y	More than 3Y	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	4,437,895	2,112,587	4,778,259	5,251,810	17,824,808	34,405,359
Cash	1,119,862	-	-	-	-	1,119,862
Financial instruments recorded at market value	1,004,424	359,123	118,864	494,925	1,159,907	3,137,243
Loans to other domestic banks without lines of credit	167,076	4,092	-	-	-	171,168
Lines of credit granted to other domestic banks	-	-	-	-	-	-
Commercial loans without lines of credit	1,969,379	1,525,530	3,364,118	2,816,369	9,368,578	19,043,974
Commercial lines of credit and overdrafts	(276,662)	2,781	58,006	45	45	(215,785)
Consumer loans without lines of credit	62,325	131,324	525,925	1,038,327	1,744,874	3,502,775
Consumer lines of credit and overdrafts	94,515	4,484	325,597	3,248	3,248	431,092
Residential mortgage loans	37,140	66,144	283,201	739,403	5,314,672	6,440,560
Financial instruments recorded based on issuer’s flow	30,967	470	75,868	-	-	107,305
Other transactions or commitments without lines of credit	238,207	6,092	16,098	112,494	117,408	490,299
Other lines of credit granted	-	-	-	-	-	-
Derivative instruments	(9,338)	12,547	10,582	46,999	116,076	176,866
Liabilities	(8,454,693)	(2,799,978)	(5,214,372)	(2,960,247)	(8,655,131)	(28,084,421)
Current accounts and other demand deposits	(4,318,821)	-	-	-	-	(4,318,821)
Term savings accounts - unconditional withdrawal	(2,901)	-	-	-	-	(2,901)
Term savings accounts - deferred withdrawal	(39,644)	-	-	-	-	(39,644)
Obligations with Chilean Central Bank without lines of credit	(376,629)	-	-	-	-	(376,629)
Lines of credit secured from Chilean Central Bank	-	-	-	-	-	-
Obligations with other domestic banks without lines of credit	-	-	-	-	-	-
Lines of credit secured from other domestic banks	-	-	-	-	-	-
Savings accounts and time deposits	(3,091,375)	(2,474,208)	(3,500,821)	(1,139,025)	(1,938,961)	(12,144,390)
Foreign loans without lines of credit	(245,352)	(281,556)	(1,017,915)	(109,668)	(328,524)	(1,983,015)
Lines of credit from foreign banks	-	-	-	-	-	-
Letter of credit obligations	(4,099)	(809)	(12,048)	(26,473)	(79,972)	(123,401)
Bonds payable	(40,256)	(32,952)	(632,208)	(1,638,082)	(6,217,523)	(8,561,021)
Other obligations or payment commitments without lines of credit	(335,616)	(10,453)	(51,380)	(46,999)	(90,151)	(534,599)
Other lines of credit secured	-	-	-	-	-	-
Net band	(4,016,798)	(687,391)	(436,113)	2,291,563	9,169,677	6,320,938

The preceding tables present undiscounted cash flows from the Bank’s assets (Notes 5 - 10) and liabilities (Notes 16 - 18) on the basis of maturity estimation models. The Bank’s expected cash flows could vary as a function of changes in the variable that are used to estimate asset and liability maturities.

The grouping corresponds to regulatory categories that bring together financial items with similar characteristics from the perspective of liquidity risk. These categories are modeled separately and reported in cash flows.

Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR)

In line with international risk management practices, the Bank uses the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR) to manage liquidity risk.

The LCR aims to measure the sufficiency of high-quality assets to face a 30-day funding stress scenario. At a minimum, the institution must survive until the thirtieth day of the stress scenario with funding from liquid assets in its portfolio because, as described in the standard, managers and/or supervisors would have been able to establish timely corrective measures. The indicator also recognizes differentiated behavior for wholesale versus retail counterparties, which in the Bank’s case represent 72% and 28%, respectively, for the 30-day band. On the other hand, the NSFR focuses on maintaining sufficient stable funding to meet (long-term) stable funding needs. The bank calculates LCR and NSFR using the methodologies defined by the local regulator and the Brazilian Central Bank (BACEN). Both regulators set a limit for LCR, while the parent company establishes a limit for NSFR. The methodology used to estimate LCR and NSFR consists of liquidity ratios proposed by the “Basel III Committee on Banking Supervision” (“BIS III”) that were adopted by the local Chilean regulator and the Brazilian Central Bank.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	112

Deposits / Loans

Structurally, the Bank’s liquidity can be quantified based on the level of assets and liabilities in its balance sheet. In particular, the following table shows the ratio of deposits / loans in Itaú Corpbanca’s balance sheet. Deposits refer to the carrying amount of funds (demand and time deposits) that customers deposit in the bank, while loans are credit that the bank grants. This is a measurement of the reciprocity between the Bank’s commercial activity and the stability of its funding.

	Jun 2017	Dec 2016
Year-End	70.2%	78.4%
Minimum	70.2%	71.0%
Maximum	81.5%	81.5%
Average	75.8%	77.5%

Note1: loans are reported net of provisions

Liquidity Warning Levels

Warning levels seek to provide evidence or signs of potential adverse liquidity events. The most relevant warning levels include: counterparty and maturity concentration, currency concentration, product concentration, reserve management, evolution of funding rates and diversification of Liquid Assets.

Analysis of Pledged and Unpledged Assets

The following presents an analysis of the Bank’s pledged and uncommitted assets that will be available to generate additional funding as fixed-income instruments. For this, pledged assets are:

●	Assets that have been committed or received in guarantee.
●	Assets that an entity considers that it is restricted from using.

Available assets and investments adjusted for the delivery or receipt of guarantees for June 30, 2017 and 2016, are detailed as follows.

Year		Amount	Guarantees Furnished	Guarantees Received	Cash
		MCh$	MCh$	MCh$	MCh$
	Note	(i)	(ii)	(iii)	(i-ii+iii)
June 2017	5,7,16,21	1,232,179	(58,347)	229,884	1,520,410
December 2016	5,7,16,21	1,980,930	423,655	383,424	1,940,699

●	Counterparty Risk

Exposure to derivative counterparty risk is measured by recognizing the different contracts maintained with the institution’s customers, including contracts with mitigating clauses, contracts with netting, contracts with CSA and with clearing houses, which receive differentiated treatment. The following table details the netting of these transactions:

		June 2017			December 2016
		Assets	Liabilities		Assets	Liabilities
	Note	Before	Before	Net Assets	Before	Before	Net Assets
		Netting	Netting		Netting	Netting
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives with netting agreements		-	-	-	776,613	(885,158)	(108,545)
Derivatives without netting agreements		1,186,030	(913,901)	272,129	326,156	(22,176)	303,980
Total derivatives		1,186,030	(913,901)	272,129	1,102,769	(907,334)	195,435
Net guarantees furnished in clearing houses (*)		31,523	(44,722)	(13,199)	56,818	-	56,818
Net guarantees furnished in bilateral agreements (*)	15.19	84,643	(89,591)	(4,948)	167,148	(49,776)	117,372
Net guarantees furnished		116,166	(134,313)	(18,147)	223,966	(49,776)	174,190
Derivatives net of guarantees		1,302,196	(1,048,214)	253,982	1,326,735	(957,110)	369,625

(*) Clearing Houses: centralized counterparties that play the counterparty role for all participants

(*) Bilateral agreements: contractual agreements between both parties for delivery of guarantees under certain conditions

Market values of derivatives that are reported in accounting do not reflect counterparty risk management using guarantees

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	113

as they do not reveal the true exposures with the counterparties. The guarantees delivered (received) must be added (subtracted) from the market value in order to correctly reflect these exposures.

It is important to highlight that counterparty risk management is framed within the Bank’s corporate credit policies.

b.3) Monitoring and Governance of Financial Risks

The Board is the body in charge of the Bank’s management. Its duties include defining the institution’s strategic guidelines and supervising its risk management structure.

Risk management policies are established with the objective of identifying and analyzing the risks faced by the Bank, setting adequate limits and controls and monitoring risks and compliance with limits. Risk management policies and structures are reviewed regularly so that they reflect changes in the Bank’s activities. The Bank, through its standards and procedures, aims to develop an appropriate control environment in which all employees understand their roles and responsibilities.

The Audit Committee supervises the way in which the Bank monitors and manages risk and compliance with the Bank’s risk management policies and procedures and checks that the risk management framework is appropriate for the risks faced by the Bank. This committee is assisted by the Internal Audit Department in its supervisory role. Internal Audit performs regular and special reviews of risk management controls and procedures, whose results are reported to the Audit Committee.

In accordance with the Bank’s governance outlook, the Financial Risk Division is responsible for identifying, quantifying, analyzing, controlling and monitoring financial risk at the Bank. The Credit Risk Division is responsible for managing credit risk for the Corporate Banking, Treasury, Companies and Retail divisions.

The Financial Risk Department is part of the Planning and Control Division. The other departments within this division include Accounting, Management Control, Planning and Development, Capital Management and Investor Relations. The main objective of this corporate division is to provide accurate, timely and high-quality information to support decision making by internal and external stakeholders.

The Corporate Treasury Division is charged with managing financial risk in the Bank’s Trading and Banking Books. In the Banking Book, this consists of managing inflation, interest rate and liquidity risk in the Bank’s balance sheet in order to maximize returns in compliance with corporate policies and current laws and regulations. The Trading Book refers to the portfolio of financial instruments acquired to obtain short-term gains from increases in fair value arising from changes in the values of underlying variables. This book is responsible for managing currency risk for the entire balance sheet. Management of the Bank’s funding structure is an important component of managing liquidity and interest rate risk within the Banking Book or balance sheet.

The Financial Risk Division is independent from the business areas and is responsible for controlling and measuring the Bank’s financial risks (market and liquidity risk) as well as supplying, along with the Treasury Division, the ALCO with the metrics and limits for those risks, which are established in the respective policies.

The Bank’s financial risk management efforts are framed within the Financial Risk Policy, which is comprised of the Liquidity Management Policy, the Market Risk Management Policy and the Valuation Policy.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	114

Financial Risk Management Principles

●	Risk is monitored and controlled by parties independent from those managing risk, thus correctly aligning incentives.
●	Management efforts should be flexible, within the framework permitted by policies, rules and current regulations.
●	Senior management establishes the guidelines for risk appetite, and
●	is informed periodically on risk levels assumed, contingencies and instances when limits are exceeded.

Financial Risk Management Committees

In order to guarantee the flexibility of management efforts and communication of risk levels to senior management, the following network of committees has been established:

●

Daily Commission: Meets daily to review financial conditions and the latest market movements. This committee reviews the relevance of positions on a daily basis in order to detect in advance any scenarios that could negatively impact returns and liquidity. It also monitors the performance of strategies used for each of the portfolios.

●

Proprietary Trading and Market Making Commission: Meets weekly to analyze strategies for managing investment portfolio or directional positions. This committee reviews local and global economic conditions and projections in order to analyze the potential benefits and risks of the strategies executed and evaluate new strategies.

●	Asset and Liability Management Commission (ALM): Meets biweekly to analyze management of structural interest rate and indexation risk in the Banking Book.
●	Liquidity and Market Commission: Meets biweekly to analyze management of funding liquidity risk.
●	Treasury Committee: Meets monthly to analyze matters related to treasury activity and establish agreements and strategies on related matters, always in line with current ALCO policies and guidelines.
●

Asset-Liability Committee (ALCO): Meets monthly to analyze economic and financial conditions and inform senior management of market and liquidity risk levels assumed by presenting indexes of market and funding liquidity risk, limit consumption and results of stress tests.

●

Board of Directors: The Board of Directors is informed each quarter of the market and funding liquidity risk levels assumed by presenting established risk indexes, limit consumption and results of stress tests.

b.3 Capital Requirements

The primary objectives of capital management are to ensure compliance with regulatory requirements and to maintain a solid risk rating and healthy capital ratios. During 2016 and 2015, the Bank has complied fully with all capital requirements.

The Bank maintains and actively manages core capital to cover the risks inherent to its business. The Bank’s capital adequacy is monitored using, among other measures, indices and rules established by the SBIF.

In accordance with the General Banking Law, the Bank must maintain a minimum ratio of Regulatory Capital to Consolidated Risk-Weighted Assets of 8%, net of required provisions, and a minimum ratio of Core Capital to Total Consolidated Assets of 3%, net of required provisions. However, after the merger, the SBIF determined that the Bank’s Regulatory Capital could not be less than 10% of its Risk-Weighted Assets. For this purpose, Regulatory Capital is determined based on Capital and Reserves or Core Capital, adjusted by:

●	adding subordinated bonds limited to 50% of Core Capital and,
●	subtracting the asset balance of goodwill and unconsolidated investments in companies.
●	adding non-controlling interest up to a maximum of 20% of Core Capital.

Assets are weighted using risk categories, which are assigned a risk percentage based on the capital needed to back up each asset. There are 5 risk categories (0%, 10%, 20%, 60% and 100%). For example, cash, due from banks and financial instruments issued by the Chilean Central Bank have 0% risk, which means that, in accordance with current standards, no

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	115

capital is required to back these assets. Property, plant and equipment have 100% risk, which means that a minimum capital equivalent to 8% of the value of these assets is needed.

All derivative instruments traded off-market are taken into account to determine risk assets using conversion factors over notional values, thus calculating the value of the credit risk exposure (or “credit equivalent”). For weighting purposes, “credit equivalent” also considers contingent loans not recorded in the Consolidated Statement of Financial Position.

As instructed in Chapter 12-1 “Equity for Legal and Regulatory Purposes” of the SBIF RAN, beginning in January 2010, a regulatory change was implemented that made effective Chapter B-3 of the Compendium of Accounting Standards and its subsequent amendments, which changed the risk exposures of contingent loans, passing from 100% to the percentages indicated below:

Type of Contingent Loan	Exposure
a) Co-signatures and guarantees	100%
b) Confirmed foreign letters of credit	20%
c) Issued documentary letters of credit	20%
d) Performance and bid bonds	50%
e) Unrestricted lines of credit (*)	35%
f) Other loan commitments:
- Higher education loans Law 20,027	15%
- Other	100%
g) Other contingent loans	100%

(*) Percentage modified by SBIF Ruling 3,604 dated March 29, 2016 (50% before this modification). See Note 1, letter l).

As of year-end, the ratio of assets to risk-weighted assets is as follows:

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	116

		Consolidated Assets		Risk -Weighted Assets
	Note
		jun-17	dic-16	jun-17	dic-16
		MCh$	MCh$	MCh$	MCh$
Balance sheet assets (net of provisions)
Cash and due from banks	5	1,161,352	1,487,137	-	-
Transactions pending settlement		338,965	137,190	90,932	41,425
Trading securities	6	378,077	632,557	92,361	104,617
Receivables from repurchase agreements and securities borrow ing		127,533	159,458	120,788	59,703
Financial derivative instruments		1,206,721	1,615,789	980,432	1,203,011
Loans and advances to banks	8	781,358	150,568	297,324	123,759
Loans to customers		20,401,099	20,449,754	18,557,954	18,713,221
Financial assets available for sale	10	1,723,604	2,054,110	316,583	326,964
Financial assets held to maturity		213,277	226,422	211,964	226,422
Investments in other companies	11	19,900	19,967	19,900	19,967
Intangible assets	12	1,632,402	1,657,614	449,949	469,167
Property, plant and equipment		126,653	119,970	126,653	119,970
Current tax assets		222,073	162,410	22,207	16,241
Deferred tax assets	14	322,352	287,051	32,235	28,705
Other assets		349,042	486,047	326,217	388,304
Off-balance -sheet assets
Contingent loans		2,137,386	2,255,880	1,282,431	1,353,528
Total risk -weighted assets		31,141,794	31,901,924	22,927,930	23,195,004

Items presented at their credit equivalent risk value, as established in SBIF Chapter 121 “Equity for Legal and Regulatory Purposes.”

	Amount			Ratio
	jun-17		dic-16	jun-17		dic-16
	MCh$		MCh$	%		%
Tier 1 (core capital)	3,235,543	(a)	3,173,516	10.39	(c)	9.95
Regulatory capital	3,313,143	(b)	3,252,175	14.45	(d)	14.02

(a)

Core capital is defined as the net amount that should be shown in the Consolidated Financial Statements as “equity attributable to equity holders of the Bank” as indicated in the Compendium of Accounting Standards.

(b)

Regulatory capital is equal to core capital plus subordinated bonds, additional provisions, and non-controlling interest as indicated in the Compendium of Accounting Standards; however, if that amount is greater than 20% of core capital, only the amount equivalent to that percentage will be added; goodwill is subtracted and if the sum of the assets corresponding to minority investments in subsidiaries other than banking support companies is greater than 5% of core capital, the amount that the sum exceeds that percentage will also be subtracted.

(c)	The consolidated core capital ratio is equal to core capital divided by total assets for capital purposes (includes items outside the Consolidated Statement of Financial Position).

(d)	The consolidated solvency ratio is equal to the ratio of regulatory capital to weighted assets.

As of June 30, 2017, the Bank includes the following information within its management objectives, policies and processes:

●

In accordance with the SBIF’s authorization of the business combination, it determined that the resulting bank (from April 1, 2016 onward) shall maintain regulatory capital of not less than 10% of its risk-weighted assets.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	117

●

The shareholder agreement established “Optimum Regulatory Capital” for Itaú Corpbanca (Chilean Bank) or Corpbanca Colombia (Colombian Bank), as appropriate, (a) of the greater of (i) 120% of the minimum regulatory Capital Ratio required by applicable law in the respective country; and (ii) the average minimum regulatory Capital Ratio of the three largest private banks (excluding the Chilean Bank and/or the Colombian Bank (measured in terms of the assets of the Chilean Bank and/or the Colombian Bank (measured in terms of assets) in Chile or Colombia, as appropriate, in each case the last day of the most recent fiscal year multiplied by (b) the risk-weighted assets (which include the risk-weighted assets of the Subsidiaries that are consolidated for the purpose of calculating the minimum regulatory Capital Ratio in each country) of the Chilean Bank or the Colombian Bank, as appropriate, as of the date one year after the last day of the most recent fiscal year, presuming that the risk-weighted assets grow during that year at a rate equal to the Minimum Growth Rate.

●	The Bank, in consolidated terms (the owners of the Bank), has total equity of MCh$3,235,543 (MCh$3,173,516 as of December 2016).

In terms of regulatory ratios, the Bank closed the 2017 period with a ratio of core capital to total assets of 10.39% (9.95% in December 2016), while the Basel Index (regulatory capital to total risk-weighted assets was 14.45% (14.02% in December 2016).

b.4 Operational Risk

a. Definition

The Bank and its subsidiaries define operational risk as the possibility of losses resulting from failures, weaknesses or inadequacy of internal processes, staff, and systems or from external events. This definition includes legal risk but excludes strategic and reputation risk. Operational risk is recognized as a manageable risk and, therefore, the Bank has designated an area within its corporate structure that is in charge of this task.

b. Structure

In line with its business strategy, Banco Itaú Corpbanca has assigned operational risk management to the Operational Risk Division, which acts according to an annual plan based on the strategic plan for the business areas, support areas and the Parent Company. This plan includes its own activities and others agreed with the Parent Company to comply with regulatory requirements. Time and available resources are distributed based on the organization’s objectives and size. This Division reports to the Corporate Risk Division, which in turn reports to the Bank’s Chief Executive Officer.

In the Bank’s corporate governance structure, managing operational risk is of strategic importance to its business processes. Operational risk management is based on financial industry best practices, international standards (most importantly the Basel standards) and local standards, especially Chapter 1-13 of the SBIF regulations on operational risk management.

Banco Itaú Corpbanca has adopted a model with three lines of defense as the primary means of implementing its operational risk management, internal control and compliance structure, ensuring that corporate guidelines are followed. It establishes that the business and support areas (first line of defense) are responsible for managing risks related to their processes. To accomplish this, they must establish and maintain a risk management program that ensures effective controls. The risk management program calls for all relevant risk matters to be reported to higher levels and to the Operational Risk Committee. According to Bank policy, this operational risk management program is implemented at all personnel levels and for all types of products, activities, processes and systems. Business and support units are responsible for playing an active and primary role in identifying, measuring, controlling and monitoring these risks and for understanding and managing their risks in compliance with policies.

Our methodology consists of evaluating the risks and controls of a business from a broad perspective and includes a plan to monitor the effectiveness of those controls and identify potential weaknesses. This perspective considers, among other factors, the volume and complexity of activities and the potential impact of the related operational losses and the control environment.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	118

The stages and main activities of our methodology are:

Identifying risks:

●	Mapping processes.
●	Identifying risks and controls associated with processes, products, projects.
●	Identifying internal and external rules and regulations.
●	Recording operating losses.

Measuring and evaluating each risk identified:

●	Evaluating events.
●	Evaluating internal and external rules and regulations.
●	Walk-throughs and tests.
●	Classifying controls (SOX).
●	Evaluating business impacts of contingencies using a business impact analysis (BIA).
●	Corporate and regulatory self-assessment.

Mitigation and control:

●	Defining the risk response (walk-throughs, tests, action plans).
●	Mitigating and controlling crisis situations.
●	Monitoring the internal control environment.
●	Defining and implementing risk indicators
●	Monitoring indicators and controls.
●	Assisting with implementation of actions plans to mitigate audit comments and risk events.

Report:

●	Management reports to the Bank’s senior management and committees.
●	Coordinating operational risk, IT security, continuity and crisis management committees.
●	Management reports to parent company.

c. Objectives

The main objectives of the Bank and its subsidiaries in managing operational risk are to:

●	Identify, evaluate, report, manage and monitor operational risk of activities, products and processes carried out or sold by the Bank and its subsidiaries;
●

Build a strong culture of operational risk management and internal controls with responsibilities clearly defined and duties properly segregated among business and support functions, whether developed internally or outsourced to third parties;

●	Generate effective internal reports on matters related to operational risk management, with scaling;
●	Control the design and application of effective plans for facing contingencies that ensure business continuity and limit loss.

In terms of training and awareness, the Bank continues to reinforce a risk culture through classroom training sessions on operational risk, internal controls and external and internal fraud prevention; to carry out the yearly program “more security” for all associates and to provide orientation programs for new employees.

Lastly, it continues to apply the Sarbanes-Oxley (SOX) methodologies for its main products and processes, which is certified each year by an external consultant.

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	119

Note 33 - Subsequent Events

ITAU CORPBANCA

SBIF Ruling

Through a ruling dated June 30, 2017, served on Itaú Corpbanca (the “Bank”) on July 17, 2017, the Superintendency of Banks and Financial Institutions (“SBIF”) ruled, among other matters, to continue administrative proceedings against the Bank for alleged violations of individual credit limits in granting certain loans to Norte Grande S.A., Potasios de Chile S.A. and Sociedad de Inversiones Pampa Calichera S.A. These same transactions were the basis for the fines rendered null and void by the Santiago Court of Appeals on August 31, 2016.

On July 19, 2017, the Bank filed a motion for reconsideration against that ruling as it considers it unlawful because, among other reasons, there is no administrative proceeding underway by the SBIF against the Bank that can be continued, as stated by the aforementioned ruling and judgment from the Supreme Court, which dismissed the complaint filed by the SBIF against it. Via a ruling dated July 24, 2017, the SBIF dismissed the aforementioned motion for reconsideration, claiming that the proceeding is in the investigation stage and the Bank is not formally party to any administrative proceeding.

Between January 1 and July 25, 2017, the date of issuance of these Interim Consolidated Financial Statements, there have been no other events after the reporting period that could affect the presentation and/or results of the financial statements.

Juan Vargas Matta	Milton Maluhy Filho
Chief Accountant	Chief Executive Officer

Itaú Corpbanca and Subsidiaries – Interim Consolidated Financial Statements – June 30, 2017	120